SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __  No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____)

Table of contents

●	Interim Consolidated Report as of June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: August 4, 2023

Eni

Interim Consolidated Report
as of June 30, 2023

Mission

We are an energy company.
We concretely support a just energy transition,
with the objective of preserving our planet
and promoting an efficient and sustainable access to energy for all.
Our work is based on passion and innovation,
on our unique strengths and skills,
on the equal dignity of each person,
recognizing diversity as a key value for human development,
on the responsibility, integrity and transparency of our actions.
We believe in the value of long-term partnerships with the Countries and communities where we operate, bringing long-lasting prosperity for all.

Global goals for a sustainable development

The 2030 Agenda for Sustainable Development, presented in September 2015, identifies the 17 Sustainable Development Goals (SDGs) which represent the common targets of sustainable development on the current complex social problems. These goals are an important reference for the international community and Eni in managing activities in those Countries in which it operates.

Eni

Interim Consolidated Report as of June 30, 2023

Disclaimer

This report contains certain forward-looking statements in particular under the section “Outlook” regarding capital expenditures, dividends, buy-back programs, allocation of future cash flow from operations, financial structure evolution, future operating performance, targets of production and sale growth and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new oil and gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and oil and natural gas pricing; operational problems; general macroeconomic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors.

“Eni” means the parent company Eni SpA and its consolidated subsidiaries.

For the Glossary see website eni.com.

4	ENI INTERIM CONSOLIDATED REPORT 2023

Highlights

FINANCIAL PERFORMANCE

•	Robust outcome in a commodity price reduction scenario with the 26% fall in crude oil and with gas prices (PSV) lower than 52% from the first half of 2022.

•	The Group’s adjusted operating profit was €8 billion in the first half (-€3 billion compared to the first half of 2022) thanks to the contribution of the GGP segment and the strong E&P resilience to the environment. In particular:

-	E&P reported an adjusted operating profit of €4.9 billion, a decrease of 48% compared to the same period of 2022 impacted by weaker realized prices and by the deconsolidation of the former Angolan subsidiaries. Production slightly increased, in line with the Group plans;

-	GGP reported an adjusted operating profit of €2.5 billion (€0.9 billion in the first half of 2022) mainly driven by specific benefits relating to contractual triggers, renegotiations and settlements related to previous periods that are a feature of the business. Additionally, in a market environment still characterized by some degree of volatility and arbitrage opportunities, the continued asset optimization and trading have also contributed to the performance;

-	Sustainable Mobility and Refining reported an adjusted operating profit of €0.4 billion (around €1 billion in the first half of 2022) impacted by scenario conditions not fully captured by the SERM including lower leverage to natural gas price energy costs, crude differentials and turnaround activity at important upgrading refinery units;

-	Plenitude & Power reported an adjusted operating profit of €0.4 billion, +8% from the first half of 2022, supported by good results of the retail business and the ramp-up in the renewable installed capacity and production volumes, and optimizations in gas-fired power generation activities;

-	Chemical was negatively impacted by an exceptionally low demand across all business segments and competitive pressures of product streams from import resulting in an adjusted operating loss of €0.2 billion.

•	Adjusted profit before tax: robust to €8.7 billion, given a weakening commodity scenario trend. Particularly, pro-forma adjusted EBIT including the operating margin of equity accounted entities was €10.1 billion (€13.2 billion in the first half of 2022).

•	Adjusted net profit: €4.8 billion, -32% from the first half of 2022.

•	Excellent cash flow from operations before changes in working capital at replacement cost: €9.5 billion. After funding net capex and working capital needs (around €6.5 billion), the Group realized an organic free cash flow of €3 billion almost matching the entire full year 2023 dividend cash out.

•	Net borrowings ex IFRS 16 as of June 30, 2023 were €8.2 billion and Group leverage stood at 0.15, remain within the stated range of 0.1 – 0.2 announced in the Capital Market Day.

•	Dividend distribution: in May Eni paid its final 2022 dividend of €0.22 per share.

•	Eni’s Board of Directors approved the distribution of the first of the four tranches (resulting in a total annual dividend of €0.94) of the dividend for the fiscal year 2023 of €0.24 per share outstanding at the ex-dividend date as of September 18, 2023, payable on September 20, 2023, as resolved by the Shareholders’ Meeting of May 10, 2023.

•	Following the authorization granted by the Shareholders Meeting on May 10, 2023, concerning €2.2 billion up to a maximum of €3.5 billion for the year, the 2023 buy-back program commenced at the end of May and through July 28, 2023, 48 million shares have been purchased for a cash outlay of €635 million.

OPERATING PERFORMANCE

•	Hydrocarbon production: 1.63 million boe/d, up 1% compared to the first half of 2022. Production was supported by the ramp-up in Mozambique and Mexico, higher activity in Algeria, which also benefited from the business acquisition, in Kazakhstan due to unplanned events occurred in the same period of 2022, as well as in Indonesia and Iraq. These increases were offset by planned maintenance activities, particularly in Libya, and lower production due to mature fields decline.

•	In the first half of 2023 added about 360 million boe of new resources to reserve base driven mainly by the discoveries made off Egypt, Congo and Mexico.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	5

•	As of June 30, 2023, Plenitude installed capacity from renewables was 2.5 GW, up by 12% compared to December 31, 2022 (2.2 GW).

•	EV charging points as of June 30, 2023, amounted to 16.6 thousand (of which 98% in Italy), doubling compared to the same period of 2022 (8.5 thousand units), up by 3.5 thousand points from the end of 2022.

•	In the first half of 2023, throughputs on own accounts at Eni’s refineries were 13.40 mmtonnes, barely unchanged from the first half of 2022. The refinery utilization rate (76%) down by 4%.

•	In the first half of 2023, bio throughputs were 276 mmtonnes up by 17.4% from the comparative period. Higher volumes processed at the Gela biorefinery, following the shutdown occurred in 2022, were more than offset by lower throughputs at the Venice biorefinery due to planned turnaround.

BUSINESS DEVELOPMENTS

•	In June, Eni and its associate Vår Energi ASA have signed a sale and purchase agreement to acquire a leading independent exploration and production company Neptune, which mainly owns low emission gas-oriented assets and retains several projects for CO2 capture.

•	In June, Eni Sustainable Mobility Spa and PBF Energy Inc. (PBF) finalized the 50-50 joint venture partnership in St. Bernard Renewables LLC (SBR) biorefinery in Chalmette, Louisiana (US). The biorefinery started operations and is currently targeted to have a processing capacity of about 1.1 mmtonnes/year of raw materials.

•	In July, Eni acquired Chevron’s development and production assets in offshore Indonesia. This acquisition is in line with Eni's energy transition strategy to increase the share of natural gas production to 60% by 2030. The closing of the transaction is subject to the customary governmental and regulatory approvals.

•	In the first half of 2023 signed agreements with commercial partner (i.e. Ikea) to install EV charging points in Italy.

•	In line with the growth target in the renewable business, Plenitude finalized the acquisition of installed capacity from renewables in Italy and abroad.

•	Finalized agreements to promote the use of HVO (Hydrogenated Vegetable Oil) and SAF (Sustainable Aviation Fuel).

DECARBONIZATION AND SUSTAINABILITY INITIATIVES

•	Signed a Memorandum of Intent (MoI) with the Government of Republic of Guinea Bissau to explore potential collaboration in exploration activities, nature climate solutions and technological application initiatives, agriculture, sustainability and health areas.

•	Signed a Memorandum of Understanding (MoU) with Sonangol to evaluate possible joint initiatives in the energy transition, including agro-industrial supply chains for the low-carbon fuels production, valorization of residual biomass and green ammonia for agro-industrial applications as well as critical minerals.

•	Signed a Memorandum of Understanding with Libya to evaluate possible opportunities to reduce GHG emissions and develop sustainable energy in the country. Eni will work on reducing CO2 emissions also by means of reduction in routine gas flaring and fugitive emissions, as well as possible projects in the hard-to-abate sector.

•	Eni has been included for the second consecutive year in the Bloomberg Gender Equality Index 2023 which evaluates Companies for their commitment to achieving Gender Equality, analyzing their performance in Five areas: (i) Leadership & talent pipeline; (ii) Equal pay & gender pay parity; (iii) Inclusive culture; (iv) Anti-sexual harassment policies; (v) External brand.

•	Eni has been included for the second consecutive year in the Equileap’s TOP 100, one of the most important global gender parity ratings, it is linked to indices of influential financial stakeholders (i.e.: Morningstar).

ESG PERFORMANCE

•	TRIR (Total Recordable Injury Rate) of the workforce amounted to 0.38, stable compared to the first half of 2022.

•	Direct GHG emissions (Scope 1): a slightly decrease compared to the first half of 2022, in particular thanks to the new configuration in Porto Marghera plant, the maintenance activities in the chemical business and change in the consolidation area.

•	Total volume of oil spills (> 1 barrel) increased from the first half of 2022, due to spill of fuel oil completely recovered.

•	Re-injected production water increased from the first half of 2022 driven by higher share of re-injected water, mainly in Libya due to sabotage occurred in same period of 2022.

6	ENI INTERIM CONSOLIDATED REPORT 2023

		First Half
KEY ECONOMIC AND FINANCIAL RESULTS		2023	2022
Sales from operations	(€ million)	46,776	63,685
Operating profit (loss)		4,275	11,322
Adjusted operating profit (loss) (a)		8,022	11,032
Exploration & Production		4,855	9,248
Global Gas & LNG Portfolio		2,459	917
Sustainable Mobility, Refining and Chemicals		241	1,013
Plenitude & Power		351	325
Adjusted net profit (loss) (a)(b)		4,842	7,078
per share (c)	(€)	1.43	1.98
per ADR (c)(d)	($)	3.09	4.33
Net profit (loss) (b)		2,682	7,398
per share (c)	(€)	0.78	2.07
per ADR (c)(d)	($)	1.69	4.53
Comprehensive income (b)	(€ million)	2,266	9,106
Net cash flow from operating activities	(€ million)	7,425	7,281
Capital expenditure		4,676	3,193
of which: exploration		366	285
hydrocarbons development		3,511	2,044
Total assets at period end		140,420	163,377
Shareholders' equity including non-controlling interests at period end		55,528	52,012
Net borrowings at period end after IFRS 16 (a)		12,941	12,777
Net borrowings at period end before IFRS 16 (a)		8,215	7,872
Net capital employed at period end		68,469	64,789
of which: Exploration & Production		51,210	50,861
Global Gas & LNG Portfolio		615	(3,585)
Sustainable Mobility, Refining and Chemicals		9,218	10,810
Plenitude & Power		7,846	9,425
Leverage before IFRS 16	(%)	15	15
Leverage after IFRS 16		23	25
Gearing		19	20
Coverage		17.6	21.4
Current ratio		1.4	1.2
Debt coverage		57.4	57.0
Share price at period end	(€)	13.18	11.33
Weighted average number of shares outstanding	(million)	3,341.7	3,538.3
Market capitalization (e)	(€ billion)	44.5	40.5

(a) Non-GAAP measure.

(b) Attributable to Eni's shareholders.

(c) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by Reuters (WMR) for the period presented.

(d) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(e) Number of outstanding shares by reference price at period end.

		First Half
EMPLOYEES		2023	2022
Exploration & Production	(number)	8,771	9,336
Global Gas & LNG Portfolio		683	858
Sustainable Mobility, Refining and Chemicals		13,330	13,086
Plenitude & Power		2,900	2,593
Corporate and other activities		6,640	6,689
Total group employees		32,324	32,562
of which: women		8,630	8,424
outside Italy		11,223	11,836
Female managers	(%)	29	27

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	7

		First Half
HEALTH, SAFETY AND ENVIRONMENT (a)		2023	2022
TRIR (Total Recordable Injury Rate)	(total recordable injuries/worked hours) x 1,000,000	0.38	0.38
employees		0.49	0.16
contractors		0.33	0.48
Direct GHG emissions (Scope 1)	(mmtonnes CO2eq)	19.6	19.9
Direct methane emissions (Scope 1)	(ktonnes CH4)	26.0	28.0
Volumes of hydrocarbons sent to routine flaring	(billion Sm³)	0.5	0.5
Total volume of oil spills (>1 barrel)	(kbarrels)	10.4	2.7
of which: due to sabotage		2.8	2.1
R&D expenditure	(€ million)	73	87

(a) KPIs are calculated on 100% consolidated operated assets, unless otherwise specified.

		First Half
OPERATING DATA		2023	2022
EXPLORATION & PRODUCTION
Hydrocarbon production (a)	(kboe/d)	1,633	1,623
liquids	(kbbl/d)	769	760
natural gas	(mmcf/d)	4,549	4,542
Production sold	(mmboe)	265	271
Average hydrocarbons realizations	($/boe)	59.16	76.41
Produced water re-injected	(%)	61	58
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	11.45	10.68
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)(b)	(tonnes CO2eq./kboe)	21.3	20.8
Oil spills due to operations (>1 barrel)(b)	(kbarrels)	0.1	0.7
GLOBAL GAS & LNG PORTFOLIO
Natural gas sales	(bcm)	25.99	31.64
of which: Italy		12.83	16.28
outside Italy		13.16	15.36
LNG sales		5.2	5.2
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	0.59	1.03
SUSTAINABLE MOBILITY, REFINING AND CHEMICALS
Capacity of biorefineries	(mmtonnes/year)	1.6	1.1
Bio throughputs	(ktonnes)	276	235
Average bio refineries utilization rate	(%)	54	46
Retail market share in Italy		21.2	21.7
Retail sales of petroleum products in Europe	(mmtonnes)	3.64	3.55
Average throughput of service stations in Europe	(kliters)	786	743
Average oil refineries utilization rate	(%)	76	80
Production of petrochemical products	(ktonnes)	2,834	4,191
Average petrochemical plant utilization rate	(%)	54	69
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	2.81	3.16
SOₓ emissions (sulphur oxide)	(ktonnes SOₓeq.)	1.19	1.45
Direct GHG emissions (Scope 1)/refinery throughputs (raw and semi-finished materials)(b)	(tonnes CO2 eq./ktonnes)	234	221
PLENITUDE & POWER
Renewable installed capacity at period end	(MW)	2,465	1,524
Energy production from renewable sources	(GWh)	1,970	1,220
Retail and business gas sales	(bcm)	3.79	4.37
Retail and business power sales to end customers	(TWh)	8.81	9.58
EV charging points	(thousand)	16.6	8.5
Thermoelectric production	(TWh)	10.34	11.06
Power sales in the open market		10.06	11.34
Direct GHG emissions (Scope 1)(b)	(mmtonnes CO2eq)	4.78	5.00
Direct GHG emissions (Scope 1)/equivalent produced electricity (EniPower)(b)	(gCO2 eq./kWh eq.)	396	389

(a) Includes Eni's share in joint ventures and equity-accounted entities.

(b) KPIs refer to 100% of the operated assets.

8	ENI INTERIM CONSOLIDATED REPORT 2023

Operating review

EXPLORATION & PRODUCTION

PRODUCTION AND PRICES

		First half
		2023	2022	Change	% Ch.
Production
Liquids	(kbbl/d)	769	760	9	1.2
Natural gas	(mmcf/d)	4,549	4,542	7
Hydrocarbons	(kboe/d)	1,633	1,623	10	0.6
Average realizations
Liquids	($/bbl)	72.06	99.54	(27.48)	(27.6)
Natural gas	($/kcf)	8.71	9.92	(1.21)	(12.3)
Hydrocarbons	($/boe)	59.16	76.41	(17.25)	(22.6)

In the first half of 2023, oil and natural gas production averaged 1,633 kboe/d, up by approximately 1% compared to the first half of 2022. Production was supported by the ramp-up in Mozambique and Mexico, higher activity in Algeria, which also benefited from the business acquisition, in Kazakhstan due to unplanned events occurred in the same period of 2022, as well as in Indonesia and Iraq. These increases were offset by planned maintenance activities, particularly in Libya, and lower production due to mature fields decline.

Liquids production was 769 kbbl/d, up by approximately 1% compared to the first half of 2022. Production growth in Algeria, Mexico, Kazakhstan and Iraq was partly offset by planned shutdowns and mature fields decline.

Natural gas production amounted to 4,549 mmcf/d, unchanged compared to the first half of 2022. Production increases were reported in Algeria, Mozambique in relation to the ramp-up of the Coral Floating LNG project and Indonesia, offset by planned shutdowns and mature fields decline.

Oil and gas production sold amounted to 265.4 mmboe. The 30.2 mmboe difference over production (295.6 mmboe) mainly reflected volumes consumed in operations (23.1 mmboe), changes in inventory levels and other changes.

ACQUISITION OF NEPTUNE ENERGY GROUP LTD

Eni and its associate Vår Energi ASA have signed a sale and purchase agreement to acquire Neptune, a leading independent exploration and production company with global, low emission, gas-oriented operations, which also retains several projects for CO2 capture. Eni will acquire an asset portfolio which features strong complementarity at both operational and strategic level with its own, strengthening the presence in key geographic areas, like UK, Algeria, Indonesia, and Australia. Vår will consolidate its position in Norway. The deal with an enterprise value of $4.9 billion, of which $2.6 billion acquired by Eni and $2.3 billion by Vår, is expected to increase Eni production plateau by over 100 Kboe/d including its share of Vår, by adding cost-competitive, low-emission volumes that will underpin the Group strategy of growing its share of natural gas production and speeding up the transition, while at the same time enhancing security of energy supplies to Europe. The transaction whose economic effects are retroactive to January 1, 2023, is expected to close at the beginning of 2024 subject to the finalization of antitrust procedures and other customary conditions and will be immediately accretive to Eni’s earnings and cash flow also leveraging expected synergies of at least $0.5 billion.

MINERAL RIGHT PORTFOLIO AND EXPLORATION ACTIVITIES

As of June 30, 2023, Eni’s mineral right portfolio consisted of 754 exclusive or shared properties for exploration and development oil and gas in 37 countries. Total acreage was 313,967 square kilometers net to Eni, of which 577 square kilometers related to the CCUS activities in the United Kingdom. As of December 31, 2022, total acreage was 308,550 square kilometers net to Eni.

In the first half of 2023, changes in total net acreage mainly derived from: (i) acquisition of new leases mainly in Indonesia, Algeria, Norway, Egypt and Côte d’Ivoire for a total acreage of approximately 9,000 square kilometers; (ii) the relinquishment of licenses mainly in Indonesia, Egypt, Algeria and Norway for a total acreage of approximately 7,700 square kilometers; (iii) net acreage increase also due to interest changes mainly in Kenya and Norway for a total acreage of 5,400 square kilometers; and (iv) net acreage decrease, also due to interest changes, mainly in Indonesia, Côte d’Ivoire, Italy, Egypt and Lebanon for a total acreage of 1,300 square kilometers.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	9

In the first half of 2023, a total of 18 exploratory wells were drilled (11.2 being Eni’s share), as compared to 17 exploratory wells drilled in the first half of 2022 (7.9 being Eni’s share).

PRODUCTION OF OIL AND NATURAL GAS BY REGION
		First half
		2023	2022
Italy	(kboe/d)	72	83
Rest of Europe		175	197
North Africa		282	255
Egypt		326	355
Sub-Saharan Africa		288	283
Kazakhstan		163	136
Rest of Asia		179	178
Americas		141	124
Australia and Oceania		7	12
Production of oil and natural gas (a)(b)		1,633	1,623
- of which Joint Ventures and associates		321	224
Production sold (a)	(mmboe)	265	271

PRODUCTION OF LIQUIDS BY REGION
		First half
		2023	2022
Italy	(kbbl/d)	30	37
Rest of Europe		101	113
North Africa		125	119
Egypt		70	79
Sub-Saharan Africa		168	181
Kazakhstan		115	94
Rest of Asia		85	76
Americas		75	61
Australia and Oceania
Production of liquids		769	760
- of which Joint Ventures and associates		175	102

PRODUCTION OF NATURAL GAS BY REGION
		First half
		2023	2022
Italy	(mmcf/d)	218	244
Rest of Europe		390	443
North Africa		828	716
Egypt		1,348	1,453
Sub-Saharan Africa		632	536
Kazakhstan		252	221
Rest of Asia		495	532
Americas		351	335
Australia and Oceania		35	62
Production of natural gas		4,549	4,542
- of which Joint Ventures and associates		770	644

(a) Includes Eni’s share of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (128 and 117 kboe/d in the first half of 2023 and 2022, respectively).

10	ENI INTERIM CONSOLIDATED REPORT 2023

GLOBAL GAS & LNG PORTFOLIO

SUPPLY OF NATURAL GAS

In the first half of 2023, Eni’s consolidated subsidiaries supplied 25.88 bcm of natural gas, with a decrease of 5.92 bcm or 18.6% from the first half of 2022. Gas volumes supplied outside Italy from consolidated subsidiaries (23.16 bcm), imported in Italy or sold outside Italy, represented approximately 89% of total supplies, with a decrease of 7.02 bcm or down by 23.3% from the first half of 2022 mainly reflecting lower volumes purchased in Russia (down by 7.65 bcm), UK (down by 0.41 bcm), Norway (down by 0.03 bcm), partially offset by higher purchases mainly in Algeria (up by 0.56 bcm), Qatar (up by 0.27 bcm) and Libya (up by 0.19 bcm). Supplies in Italy (2.72 bcm) reported an increase of 67.9% from the comparative period.

	First half
(bcm)	2023	2022	Change	% Ch.
Italy	2.72	1.62	1.10	67.9
Russia	2.88	10.53	(7.65)	(72.6)
Algeria (including LNG)	5.90	5.34	0.56	10.5
Libya	1.38	1.19	0.19	16.0
Netherlands	0.79	0.72	0.07	9.7
Norway	3.32	3.35	(0.03)	(0.9)
United Kingdom	0.71	1.12	(0.41)	(36.6)
Indonesia (LNG)	0.87	0.78	0.09	11.5
Qatar (LNG)	1.41	1.14	0.27	23.7
Other supplies of natural gas	4.06	3.89	0.17	4.4
Other supplies of LNG	1.84	2.12	(0.28)	(13.2)
Outside Italy	23.16	30.18	(7.02)	(23.3)
TOTAL SUPPLIES OF ENI’S CONSOLIDATED SUBSIDIARIES	25.88	31.80	(5.92)	(18.6)
Offtake from (input to) storage	0.14	(0.12)	0.26	..
Network losses, measurement differences and other changes	(0.03)	(0.04)	0.01	25.0
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	25.99	31.64	(5.65)	(17.9)
Available for sale by Eni’s affiliates	0.00	0.00	0.00
TOTAL AVAILABLE FOR SALE	25.99	31.64	(5.65)	(17.9)

SALES

		First half
		2023	2022	Change	% Ch.
Spot Gas price at Italian PSV	(€/kcm)	500	1,037	(537)	(51.8)
TTF		471	1,014	(543)	(53.6)
Natural gas sales	(bcm)
Italy		12.83	16.28	(3.45)	(21.2)
Rest of Europe		12.02	13.91	(1.89)	(13.6)
of which: Importers in Italy		1.24	1.10	0.14	12.7
European markets		10.78	12.81	(2.03)	(15.8)
Rest of World		1.14	1.45	(0.31)	(21.4)
WORLDWIDE GAS SALES (*)		25.99	31.64	(5.65)	(17.9)
of which: LNG sales		5.20	5.20	0.00

(*) Data include intercompany sales.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	11

In the first half of 2023, natural gas sales were 25.99 bcm, down by 5.65 bcm from the first half of 2022, mainly due to lower volumes marketed in Italy and outside Italy. Sales in Italy were 12.83 bcm down by 3.45 bcm or 21.2% from the first half 2022 (16.28 bcm), due to lower sales marketed mainly to wholesalers and industrial segments and to hub. Sales in European markets (10.78 bcm) decreased by 15.8% as result of lower sales mainly in Iberian Peninsula, Turkey, United Kingdom and France partly offset by higher sales in Germany and Austria.

		First half
	(bcm)	2023	2022	Change	%Ch.
Italy		12.83	16.28	(3.45)	(21.2)
Wholesalers		5.87	7.09	(1.22)	(17.2)
Italian gas exchange and spot markets		3.23	4.05	(0.82)	(20.2)
Industries		0.87	1.79	(0.92)	(51.4)
Power generation		0.25	0.53	(0.28)	(52.8)
Own consumption		2.61	2.82	(0.21)	(7.4)
International sales		13.16	15.36	(2.20)	(14.3)
Rest of Europe		12.02	13.91	(1.89)	(13.6)
Importers in Italy		1.24	1.10	0.14	12.7
European markets:		10.78	12.81	(2.03)	(15.8)
Iberian Peninsula		1.29	2.09	(0.80)	(38.3)
Germany/Austria		1.09	0.83	0.26	31.3
Benelux		2.03	2.20	(0.17)	(7.7)
United Kingdom		0.71	1.13	(0.42)	(37.2)
Turkey		3.67	4.24	(0.57)	(13.4)
France		1.95	2.27	(0.32)	(14.1)
Other		0.04	0.05	(0.01)	(20.0)
Extra European markets		1.14	1.45	(0.31)	(21.4)
WORLDWIDE GAS SALES		25.99	31.64	(5.65)	(17.9)

		First half
	(bcm)	2023	2022	Change	%Ch.
Total sales of subsidiaries		25.99	31.64	(5.65)	(17.9)
Italy (including own consumption)		12.83	16.28	(3.45)	(21.2)
Rest of Europe		12.02	13.91	(1.89)	(13.6)
Outside Europe		1.14	1.45	(0.31)	(21.4)
Total sales of Eni’s affiliates (net to Eni)		0.00	0.00	0.00
WORLDWIDE GAS SALES		25.99	31.64	(5.65)	(17.9)

LNG SALES

		First half
	(bcm)	2023	2022	Change	%Ch.
Europe		4.0	3.8	0.2	5.3
Outside Europe		1.2	1.4	(0.2)	(14.3)
TOTAL LNG SALES		5.2	5.2	0.0

LNG sales (included in worldwide gas sales) amounted to 5.2 bcm and were unchanged from the comparative period. In the first half of 2023, the main sources of LNG supply were Qatar, Egypt, Nigeria and Indonesia.

12	ENI INTERIM CONSOLIDATED REPORT 2023

SUSTAINABLE MOBILITY, REFINING AND CHEMICALS

		First half
		2023	2022	Change	% Ch.
Standard Eni Refining Margin (SERM)	($/bbl)	8.9	8.2	0.7	8.6
Throughputs in Italy on own account	(mmtonnes)	8.33	8.13	0.20	2.5
Throughputs in the rest of World on own account		5.07	5.35	(0.28)	(5.2)
Total throughputs on own account		13.40	13.48	(0.08)	(0.6)
Average oil refineries utilization rate	(%)	76	80
Bio throughputs	(ktonnes)	276	235	41	17.4
Average bio refineries utilization rate	(%)	54	46
MARKETING
Retail sales of petroleum products in Europe	mmtonnes	3.64	3.55	0.09	2.5
Retail sales in Italy		2.58	2.55	0.03	1.2
Retail sales in the rest of Europe		1.06	1.00	0.06	6.0
Retail market share in Italy	(%)	21.2	21.7
Wholesale sales in Europe	(mmtonnes)	3.97	4.11	(0.14)	(3.5)
Wholesale sales in Italy		3.08	2.92	0.16	5.5
Wholesale sales in the rest of Europe		0.89	1.19	(0.30)	(25.3)
CHEMICALS
Sales of petrochemical products	(mmtonnes)	1.54	2.16	(0.62)	(28.7)
Average plant utilization rate	(%)	54	69

ST. BERNARD RENEWABLES LLC (SBR) ACQUISITION

Eni Sustainable Mobility Spa and PBF Energy Inc. (PBF) finalized the 50-50 joint venture partnership in St. Bernard Renewables LLC (SBR), an operating biorefinery in Chalmette, Louisiana (US). The biorefinery started operations in June and is currently targeted to have processing capacity of about 1.1 million tonnes/year of raw materials, with full pretreatment capabilities. It will produce mainly HVO Diesel using the Ecofining™ process developed by Eni in cooperation with Honeywell UOP.

NOVAMONT ACQUISITION

Finalized the purchase of the 64% remaining interest in Novamont, announced in April. The acquisition of Novamont, a leading company in sustainable and circular bioplastics and biochemistry, is in line with Eni’s strategy to develop chemicals from renewable sources. The effectiveness of the transaction is subject to the approval of the competent antitrust Authorities.

SUSTAINABLE MOBILITY AND REFINING

In the first half of 2023, Eni’s Standard Refining Margin – SERM – amounted to 8.9 $/barrel, reporting an increase of 8.6% compared to the values reported in the same period of 2022 (8.2 $/barrel).

Eni refining throughputs on own account were 13.40 mmtonnes, substantially unchanged from the first half of 2022. In Italy, the increase in throughputs processed at the Livorno refinery, thanks to higher volumes processed in the first quarter, was partially absorbed by the reduction at the Taranto and Sannazzaro refineries. Throughputs in the rest of world decreased by 5.2% compared to the first half of 2022, due to lower volumes processed in Germany. Decreased by 4 percentage points the average plant utilization rate (76%).

Bio throughputs were 276 ktonnes, up by 17.4% from the same period of 2022. The higher volumes processed at the biorefinery in Gela, due to the shutdown occurred in the first half 2022, more than offset the reduction in volumes at the Venice biorefinery following the planned standstill.

In the first half of 2023, sales volumes of refined products (12.54 mmtonnes) were down by 0.78 mmtonnes or by 5.9% from the first half of 2022.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	13

		First half
	(mmtonnes)	2023	2022	Change	%Ch.
Retail		2.58	2.55	0.03	1.2
Wholesale		3.08	2.92	0.16	5.5
Petrochemicals		0.20	0.24	(0.04)	(16.7)
Other sales		3.65	4.41	(0.76)	(17.2)
Sales in Italy		9.51	10.12	(0.61)	(6.0)
Retail rest of Europe		1.06	1.00	0.06	6.0
Wholesale rest of Europe		0.89	1.19	(0.30)	(25.2)
Wholesale outside Europe		0.26	0.25	0.01	4.0
Other sales		0.82	0.76	0.06	7.9
Sales outside Italy		3.03	3.20	(0.17)	(5.3)
TOTAL SALES OF REFINED PRODUCTS		12.54	13.32	(0.78)	(5.9)

Retail sales in Italy were 2.58 mmtonnes, showing a slight increase of 1.2% due to higher volumes of gasoline, partially offset by lower sales of gasoil. Eni’s retail market share of the first half 2023 was 21.2% (21.7% in the first half 2022). As of June 30, 2023, Eni’s retail network in Italy consisted of 3,985 service stations, recording a decrease from June 30, 2022 (4,051 service stations), resulting from the negative balance of acquisitions/releases of lease concessions (72 units) and the negative balance of network owned stations (10 units) partially balanced by the growth of the lease stations (15 units) and motorway concession (1 unit). Average throughput in Italy (712 kliters) increased by 39 kliters from the first half of 2022 (673 kliters). Wholesale sales in Italy were 3.08 mmtonnes, up by 5.5% from the first half of 2022 mainly due to higher sales of jet fuel and gasoil, which more than offset lower sales of bunkers. Supplies of feedstock to the petrochemical industry (0.20 mmtonnes) down by 16.7% from the comparative period due to the contraction of the production activities recorded in the sector. Retail and wholesale sales in the rest of Europe of 1.95 mmtonnes decreased by 0.24 mmtonnes from the first half of 2022. This decrease mainly reflects lower volumes marketed in Germany, Spain and Austria, partly offset by higher sales in Switzerland. Other sales in Italy and outside Italy were 4.47 mmtonnes, down by 13.5% from the first half of 2022.

Retail and wholesale sales of refined products		First half
	(mmtonnes)	2023	2022	Change	%Ch.
ITALY		5.66	5.47	0.19	3.4
Retail sales		2.58	2.55	0.03	1.2
Gasoline		0.74	0.68	0.06	8.8
Gasoil		1.66	1.70	(0.04)	(2.4)
LPG		0.16	0.16	(0.01)	(3.1)
Other		0.02	0.01	0.01	110.0
Wholesale sales		3.08	2.92	0.16	5.4
Gasoil		1.49	1.46	0.03	1.9
Fuel Oil		0.01	0.01
LPG		0.08	0.09	(0.01)	(9.1)
Gasoline		0.21	0.20	0.01	..
Lubricants		0.03	0.02	0.00	17.4
Bunker		0.22	0.25	(0.03)	(10.4)
Jet Fuel		0.78	0.71	0.07	..
Other		0.26	0.18	0.08	44.4
OUTSIDE ITALY (RETAIL + WHOLESALE)		2.21	2.44	(0.23)	(9.4)
Gasoline		0.53	0.52	0.01	1.9
Gasoil		1.20	1.43	(0.23)	(16.2)
Jet Fuel		0.07	0.05	0.02	..
Fuel Oil		0.05	0.06	(0.01)	..
Lubricants		0.05	0.04	0.01	17.5
LPG		0.26	0.25	0.00	1.6
Other		0.05	0.09	(0.04)	(40.0)
TOTAL RETAIL AND WHOLESALE SALES		7.87	7.91	(0.04)	(0.5)

14	ENI INTERIM CONSOLIDATED REPORT 2023

CHEMICALS

		First half
	(ktonnes)	2023	2022	Change	%Ch.
Intermediates		1,934	3,076	(1,142)	(37.1)
Polymers		895	1,111	(216)	(19.4)
Biochem		5	4	1	25.0
Petrochemicals production		2,834	4,191	(1,357)	(32.4)
Moulding & Compounding		44	46	(2)	..
Total productions		2,878	4,237	(1,359)	(32.1)
Consumption and losses		(1,686)	(2,315)	629	27.2
Purchases and change in inventories		387	282	105	37.2
TOTAL AVAILABILITY		1,579	2,204	(625)	(28.4)
Intermediates		824	1,303	(479)	(36.8)
Polymers		704	846	(142)	(16.8)
Oilfield chemicals		13	11	2	18.2
Biochem		0	1	(1)	(100.0)
Petrochemicals sales		1,541	2,161	(620)	(28.7)
Moulding & Compounding		38	43	(5)	..
TOTAL SALES		1,579	2,204	(625)	(28.4)

Petrochemicals production of 2,834 ktonnes decreased by 1,357 ktonnes (down by 32.4%). The main reduction were reported in the intermediates segment, due to the standstill for reconversion at Porto Marghera and the prolonged planned standstill at Dunkerque plant.

Petrochemicals sales of 1,541 ktonnes decreased by 620 ktonnes (down by 28.7%). In particular, lower volumes sales concerned polymers segment (-142 ktonnes) and intermediates (-479 ktonnes) due to lower product availability following the unfavorable scenario.

Moulding & Compounding sales of 38 ktonnes are related to semi-finished and products of the Finproject Group, particularly the last generation compound based on expandable polyolefins under the Levirex® brand and the ultra-light plastic material under the XL Extralight® brand.

Elastomers and styrenics margins decreased due to lower prices as a result of a significant drop in demand, particularly in the durable goods, packaging and thermal insulation segments.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	15

PLENITUDE & POWER

		First half
		2023	2022	Change	% Ch.
Plenitude
Retail and business gas sales	bcm	3.79	4.37	(0.58)	(13.3)
Retail and business power sales to end customers	TWh	8.81	9.58	(0.77)	(8.1)
Retail/business customers	mln pod	10.09	9.95	0.14	1.4
Energy production from renewable sources	GWh	1,970	1,220	750	61.5
Renewable installed capacity at period end	MW	2,465	1,524	941	61.7
of which: - photovoltaic (including installed storage capacity)%		58	58
- wind		42	42
EV charging points at period end	thousand	16.6	8.5	8.1	95.3
Power
Power sales in the open market	TWh	10.06	11.34	(1.28)	(11.3)
Thermoelectric production		10.34	11.06	(0.72)	(6.5)

PLENITUDE

RETAIL GAS & POWER

	First half
(bcm)	2023	2022	Change	% Ch.
Italy	2.54	2.94	(0.40)	(13.6)
Retail	1.89	2.21	(0.32)	(14.6)
Business	0.65	0.73	(0.08)	(10.5)
International sales	1.25	1.43	(0.18)	(12.6)
European markets:
France	0.99	1.08	(0.09)	(8.4)
Greece	0.17	0.24	(0.07)	(30.5)
Other	0.09	0.11	(0.02)	(16.7)
RETAIL AND BUSINESS GAS SALES	3.79	4.37	(0.58)	(13.2)

In the first half of 2023, retail and business gas sales in Italy and the rest of Europe amounted to 3.79 bcm, down by 0.58 bcm or 13.2% from the first half of 2022, mainly due to lower consumptions. Gas sales in Italy amounted to 2.54 bcm down by 13.6% from the comparative period, mainly reflecting lower volumes marketed at retail segment. Gas sales in the European markets (1.25 bcm) reported a decrease of 12.6% or 0.18 bcm compared to the first half of 2022 as result of lower volumes sold in particular in France and Greece.

In the first half of 2023, retail and business power sales to end customers, managed by Plenitude and the subsidiaries outside Italy (France, Iberian Peninsula and Greece) amounted to 8.81 TWh, a decrease of 8.1% from the first half of 2022, mainly due to lower consumptions, partially offset by higher sales to residential segment in Italy.

RENEWABLES

Production

		First half
		2023	2022	Change	% Ch.
Energy production from renewable sources	(GWh)	1,970	1,220	750	61.5
of which: photovoltaic		814	505	309	61.1
wind		1,153	715	438	61.3
biogas		3	0	3	..
of which: Italy		762	443	319	72.0
outside Italy		1,208	777	431	55.5

Energy production from renewable sources amounted to 1,970 GWh (of which 1,153 GWh wind, 814 GWh photovoltaic and 3 GWh biogas) up by 750 GWh compared to the first half of 2022, benefitting from the asset acquisitions and from the entry in operations of the organic projects.

16	ENI INTERIM CONSOLIDATED REPORT 2023

Installed capacity

Follows breakdown of the installed capacity from renewables by technology:

		First half
		2023	2022	Change	% Ch.
Installed capacity from renewables at period end	(MW)	2,465	1,524	941	61.7
of which: photovoltaic (including installed storage capacity)		1,425	878	547	62.3
wind		1,039	646	393	60.8
biogas		1	0	1

Breakdown by Country:

	First half
(MW)	2023	2022	Change	% Ch.
ITALY	908	522	386	73.9
OUTSIDE ITALY	1,557	1,002	555	55.4
Australia	64	64
France	114	111	3	2.7
Kazakhstan	108	96	12	12.5
Spain	393	129	264	..
United States	878	602	276	45.8
Total installed capacity from renewables at period end (including installed storage power)	2,465	1,524	941	61.7
of which installed storage power	21	7	14	..

As of June 30, 2023, the total renewable installed capacity was 2,465 MW. Compared to June 30, 2022, the capacity increased by 941 MW, mainly thanks to the acquisition in Italy (PLT Group), in Spain (Boreas and Helios), in the USA (Kellam) and to the organic development in the USA (Brazoria), Spain (Cerillares) and Kazakhstan (first tranche of Shaulder), as well as the construction of the first energy storage plant in Italy, at the Assemini site.

E-MOBILITY

As of June 30, 2023, the installed charging points for electric vehicles amounted to 16.6 thousand units (of which 98% in Italy) and were doubled compared to June 30, 2022 (8.5 thousand units). When compared with the end of 2022, the increase amounted to over 3,500 units.

POWER

		First half
		2023	2022	Change	% Ch.
Purchases of natural gas	(mmcm)	2,037	2,219	(182)	(8.2)
Purchases of other fuels	(ktoe)	94	81	13	16.0
Power generation	(TWh)	10.34	11.06	(0.72)	(6.5)
Steam	(ktonnes)	3,608	3,734	(126)	(3.4)

Availability of electricity	First half
(TWh)	2023	2022	Change	% Ch.
Power generation	10.34	11.06	(0.72)	(6.5)
Trading of electricity (a)	3.39	4.42	(1.03)	(23.3)
Availability	13.73	15.48	(1.75)	(11.3)
Power sales in the open market	10.06	11.34	(1.28)	(11.3)
Power sales to Plenitude	3.67	4.14	(0.47)	(11.4)

(a) Includes positive and negative imbalances (difference between the electricity effectively fed-in and as scheduled).

Eni’s power generation sites are located in Brindisi, Ferrera Erbognone, Ravenna, Mantova, Ferrara and Bolgiano. As of June 30, 2023, installed operational capacity of EniPower’s power plants was 2.3 GW (net to Eni). In the first half of 2023, thermoelectric power generation was 10.34 TWh, decreasing from the first half of 2022. Electricity trading (3.39 TWh) reported a decrease of 23.3% from the comparative period, continuing the optimization of inflows and outflows of power. In the first half of 2023, power sales in the open market were 10.06 TWh, representing a decrease of 11.3%, following the lower volumes sold to the open market and to Power Exchange.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	17

Financial review

PROFIT AND LOSS ACCOUNT

		First Half
	(€ million)	2023	2022	Change	% Ch.
Sales from operations		46,776	63,685	(16,909)	(26.6)
Other income and revenues		414	618	(204)	(33.0)
Operating expenses		(38,707)	(48,595)	9,888	20.3
Other operating income (expense)		41	(774)	815	..
Depreciation, depletion, amortization		(3,725)	(3,390)	(335)	(9.9)
Net impairment reversals (losses) of tangible and intangible and right-of-use assets		(389)	(175)	(214)	..
Write-off of tangible and intangible assets		(135)	(47)	(88)	..
Operating profit (loss)		4,275	11,322	(7,047)	(62.2)
Finance income (expense)		(243)	(528)	285	54.0
Income (expense) from investments		1,606	1,509	97	6.4
Profit (loss) before income taxes		5,638	12,303	(6,665)	(54.2)
Income taxes		(2,917)	(4,895)	1,978	40.4
Tax rate (%)		51.7	39.8	11.9
Net profit (loss)		2,721	7,408	(4,687)	(63.3)
attributable to:
- Eni's shareholders		2,682	7,398	(4,716)	(63.7)
- Non-controlling interest		39	10	29	..

reported RESULTS

The results for the first half of 2023 were achieved in a context characterized by a weakening commodities price scenario: Brent decreased from 108 $/barrel in the first half of 2022, to 80 $/barrel in the first half of 2023 (down 26%); gas prices in Europe reported a lager decrease (down approximately 50% from the first half of 2022); in the chemical business, weak fundamentals were due to low dynamism in European demand, competitive pressure from geographies with competitive cost structure as well as the impact of the Chinese post-COVID re-opening. In the first half of 2023, Eni's refining business benefited from still generally favourable market conditions after the record year of 2022, thanks to the positive trend in fuel demand driven in particular by the civil aviation and road transport segments, bottlenecks in the system/delays in start-ups (SERM of 8.9 $/bbl on average in the first half of 2023, up 9% from the same period of 2022).

In the first half of 2023, net profit attributable to Eni’s shareholders was €2,682 million compared to €7,398 million in the first half of 2022, a decrease of €4.7 billion driven by lower operating performance due to a less supportive environment and higher tax rate impacted by the UK and Italian extraordinary contributions partly offset by improved balance between finance expense/income from investments also affected by a gain in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights following the agreement with Snam.

Net cash provided by operating activities increased by 2% to €7,425 million, while net borrowings before IFRS 16 increased by €1,189 million from December 31, 2022, to €8,215 million.

18	ENI INTERIM CONSOLIDATED REPORT 2023

The following table shows the main scenario indicators reported in the first half of 2023:

	First Half
	2023	2022	% Ch.
Average price of Brent dated crude oil in U.S. dollars (a)	79.83	107.59	(25.8)
Average EUR/USD exchange rate (b)	1.081	1.093	(1.1)
Average price of Brent dated crude oil in euro	73.85	98.44	(25.0)
Standard Eni Refining Margin (SERM) (c)	8.9	8.2	8.6
PSV (d)	500	1,037	(51.8)
TTF (d)	471	1,014	(53.6)

(a) Price per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In $/bbl. Source: Eni calculations. Approximates the margin of Eni's refining system in consideration of material balances and refineries' product yields.

(d) €/kcm.

ADJUSTED RESULTS AND BREAKDOWN OF SPECIAL ITEMS

	First Half
(€ million)	2023	2022	Change	% Ch.
Operating profit (loss)	4,275	11,322	(7,047)	(62.2)
Exclusion of inventory holding (gains) losses	609	(1,351)
Exclusion of special items	3,138	1,061
Adjusted operating profit (loss)	8,022	11,032	(3,010)	(27.3)
Breakdown by segment:
Exploration & Production	4,855	9,248	(4,393)	(47.5)
Global Gas & LNG Portfolio	2,459	917	1,542	..
Sustainable Mobility, Refining and Chemicals	241	1,013	(772)	(76.2)
Plenitude & Power	351	325	26	8.0
Corporate and other activities	(230)	(294)	64	21.8
Impact of unrealized intragroup profit elimination and other consolidation adjustments	346	(177)	523
Net profit (loss) attributable to Eni's shareholders	2,682	7,398	(4,716)	(63.7)
Exclusion of inventory holding (gains) losses	436	(962)
Exclusion of special items	1,724	642
Adjusted net profit (loss) attributable to Eni's shareholders	4,842	7,078	(2,236)	(31.6)

In the first half of 2023, the Group adjusted operating profit of €8,022 million was robust despite the 30% fall in the marker Brent price and with gas price down approximately 50%. The lower performance in the E&P segment (down 48% to €4,855 million) was impacted by the reclassification of Angolan subsidiaries to equity accounted entities as the Azule joint-venture became operational in the third quarter of 2022, and lower realized prices of equity production due to declining benchmark crude oil and natural gas prices. The Sustainable Mobility and Refining business (down 58% to €420 million) impacted by scenario conditions not fully captured by the SERM, crude differentials and turnaround activity at important upgrading refinery units. Results were supported by a strong GGP performance (up €1,542 million from the first half of 2022) mostly driven by specific benefits relating to contractual triggers, renegotiations and settlements related to previous periods that are a feature of the business as well as by the trend in the results of the Plenitude & Power businesses (up 8% compared to the first half of 2022).

The Group reported an adjusted net profit of €4,842 million (down 32% from the first half of 2022) affected by the weaker scenario partly offset by robust underlying business performance and the Group adjusted tax rate below 50%.

In the first half of 2023 the Group adjusted tax rate, which did not include Italian extraordinary contributions, was 44%, up by 6 percentage points from the same period of 2022, as a result of the impact of the UK energy profit levy which is recognized as a recurring item, adverse scenario effects and the impact of E&P non-deductible expenses, partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	19

	First Half
(€ million)	2023	2022
Special items of operating profit (loss)	3,138	1,061
- environmental charges	289	224
- impairment losses (impairment reversals), net	389	175
- net gains on disposal of assets		(9)
- risk provisions	16	12
- provisions for redundancy incentives	30	106
- commodity derivatives	1,384	490
- exchange rate differences and derivatives	30	90
- other	1,000	(27)
Net finance (income) expense	(24)	(91)
of which:
- exchange rate differences and derivatives reclassified to operating profit (loss)	(30)	(90)
Net income (expense) from investments	(707)	(467)
of which:
- gain on the divestment of Vår Energi		(432)
- SeaCorridor operation	(824)
Income taxes	(683)	139
Total special items of net profit (loss)	1,724	642

The breakdown of special items recorded in operating profit by segment (net charges of €3,138 million) is as follows:

•	E&P: net charges of €341 million mainly related to impairment losses of €209 million recorded at certain Italian properties driven by lower natural gas prices and alignment to fair value of held-for-sale assets, credits impairment losses (€61 million) and environmental charges (€36 million);

•	GGP: net charges of €1,645 million mainly including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (charge of €687 million); and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charge of €946 million). The reclassification to adjusted operating profit of the negative balance of €8 million related to derivatives used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables.

•	Sustainable Mobility, Refining and Chemicals: net charges of €289 million mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€171 million), environmental provisions (€79 million) risk provisions (€15 million) and the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €37 million).

•	Plenitude & Power: net charges of €662 million mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS, and, to a lower extent, some derivatives part of a general annual hedging program prorated over the 2023 quarters.

The other special items in the first half of 2023 related to a gain of €0.8 billion (including the fair value evaluation of stake retained in the company) in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement with Snam SpA.

20	ENI INTERIM CONSOLIDATED REPORT 2023

REVENUES

	First Half
(€ million)	2023	2022	Change	% Ch.
Exploration & Production	11,559	16,196	(4,637)	(28.6)
Global Gas & LNG Portfolio	11,688	22,837	(11,149)	(48.8)
Sustainable Mobility, Refining and Chemicals	24,620	29,685	(5,065)	(17.1)
- Sustainable Mobility and Refining	22,828	27,245	(4,417)	(16.2)
- Chemicals	2,245	3,720	(1,475)	(39.7)
- Consolidation adjustments	(453)	(1,280)	827
Plenitude & Power	7,724	9,967	(2,243)	(22.5)
- Plenitude	5,970	6,889	(919)	(13.3)
- Power	2,208	3,945	(1,737)	(44.0)
- Consolidation adjustments	(454)	(867)	413
Corporate and other activities	935	860	75	8.7
Consolidation adjustments	(9,750)	(15,860)	6,110
Sales from operations	46,776	63,685	(16,909)	(26.6)
Other income and revenues	414	618	(204)	(33.0)
Total revenues	47,190	64,303	(17,113)	(26.6)

Total revenues amounted to €47,190 million, down 27% from the first half of 2022.

Eni’s sales from operations in the first half of 2023 (€46,776 million), reflecting the effect of the downward trend in all energy commodities (the Brent price decreased from 108 $/bbl in the first half of 2022 to 80 $/bbl in the first half of 2023; natural gas spot prices in Italy and Europe reported a decrease of approximately 50%) as well as the exceptional demand dynamic reported in the first half of 2022. The Chemicals business segment was impacted by low dynamism in European demand and strong pressure from geographies with competitive cost structure. The refining business was affected by lower crack spread of products and planned turnaround activity, partly offset by still generally favourable market conditions thanks to the positive trend in fuel demand partly offset.

operatiNG EXPENSES

	First Half
(€ million)	2023	2022	Change
Purchases, services and other	37,107	46,882	(9,775)
Impairment losses (impairment reversals) of trade and other receivables, net	60	165	(105)
Payroll and related costs	1,540	1,548	(8)
of which: provision for redundancy incentives and other	30	106	(76)
	38,707	48,595	(9,888)

Operating expenses in the first half of 2023 (€38,707 million) decreased by €9,888 million from the first half of 2022.

Purchases, services and other (€37,107 million) decreased by €9,775 million from the same period of 2022, reflecting lower costs for hydrocarbon supplies (gas from long-term supply contracts and refinery and chemical feedstocks).

Payroll and related costs (€1,540 million) unchanged from the first half of 2022.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	21

Finance income (expense)

	First Half
(€ million)	2023	2022	Change
Finance income (expense) related to net borrowings	(259)	(549)	290
- Interest expense on corporate bonds	(315)	(241)	(74)
- Net income from financial activities held for trading	113	(91)	204
- Net income from financial assets measured at fair value through profit or loss	12		12
- Interest expense for banks and other financing istitutions	(111)	(59)	(52)
- Interest expense for lease liabilities	(125)	(171)	46
- Interest from banks	161	5	156
- Interest and other income from receivables and securities for non-financing operating activities	6	8	(2)
Income (expense) on derivative financial instruments	(12)	(88)	76
- Derivatives on exchange rate	(20)	(139)	119
- Derivatives on interest rate	8	49	(41)
- Options on securities		2	(2)
Exchange differences, net	104	180	(76)
Other finance income (expense)	(108)	(84)	(24)
- Interest and other income from receivables and securities for financing operating activities	65	47	18
- Finance expense due to the passage of time (accretion discount)	(151)	(70)	(81)
- Other finance income (expense)	(22)	(61)	39
	(275)	(541)	266
Finance expense capitalized	32	13	19
	(243)	(528)	285

Net finance expense (€243 million) decreased €285 million from the first half of 2022 mainly due to: (i) expense related to net borrowings reducing by €290 million, partly offset by the negative change recognized in fair value evaluation of certain derivative instruments on interest rates (€41 million) which did not meet the formal criteria to be designated as hedges under IFRS 9; (ii) recognition of higher losses on exchange rate (down €76 million) offset by the positive change of fair-valued currency derivatives (up €119 million) lacking the formal criteria to be designated as hedges under IFRS 9.

Net income (expense) from investments

	First Half
(€ million)	2023	2022	Change
Share of gains (losses) from equity-accounted investments	691	850	(159)
Dividends	92	151	(59)
Net gains (losses) on disposals	418	434	(16)
Other income (expense), net	405	74	331
Income (expense) from investments	1,606	1,509	97

Net income from investments amounted to €1,606 million, barely unchanged compared to the same period of 2022 (up €97 million) and related to:

- gains from equity-accounted investments (€691 million) mainly relating to the share profit of the Vår Energi, Azule Energy and ADNOC Refinery;

- dividends of €92 million paid by minor investments in certain entities which were designated at fair value through OCI under IFRS 9 except for dividends which are recorded through profit. These entities mainly comprised Nigeria LNG (€60 million) and Saudi European Petrochemical Co. (€19 million);

- net gains (including the fair value evaluation of stake retained in the company) in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement with Snam SpA (€824 million).

22	ENI INTERIM CONSOLIDATED REPORT 2023

SUMMARIZED GROUP BALANCE SHEET 1

(€ million)	Jun. 30, 2023	Dec. 31, 2022	Change
Fixed assets
Property, plant and equipment	57,289	56,332	957
Right of use	4,233	4,446	(213)
Intangible assets	5,499	5,525	(26)
Inventories - Compulsory stock	1,397	1,786	(389)
Equity-accounted investments and other investments	14,287	13,294	993
Receivables and securities held for operating purposes	2,062	1,978	84
Net payables related to capital expenditure	(2,580)	(2,320)	(260)
	82,187	81,041	1,146
Net working capital
Inventories	6,074	7,709	(1,635)
Trade receivables	10,644	16,556	(5,912)
Trade payables	(11,122)	(19,527)	8,405
Net tax assets (liabilities)	(3,866)	(2,991)	(875)
Provisions	(15,198)	(15,267)	69
Other current assets and liabilities	355	316	39
	(13,113)	(13,204)	91
Provisions for employee benefits	(783)	(786)	3
Assets held for sale including related liabilities	178	156	22
CAPITAL EMPLOYED, NET	68,469	67,207	1,262
Eni's shareholders equity	55,107	54,759	348
Non-controlling interest	421	471	(50)
Shareholders' equity	55,528	55,230	298
Net borrowings before lease liabilities ex IFRS 16	8,215	7,026	1,189
Lease liabilities	4,726	4,951	(225)
- of which Eni working interest	4,247	4,457	(210)
- of which Joint operators' working interest	479	494	(15)
Net borrowings post lease liabilities ex IFRS 16	12,941	11,977	964
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,469	67,207	1,262
Leverage before lease liability ex IFRS 16	0.15	0.13	0.02
Leverage after lease liability ex IFRS 16	0.23	0.22	0.01
Gearing	0.19	0.18	0.01

As of June 30, 2023, fixed assets (€82,187 million) increased by €1,146 million from December 31, 2022, due to capital expenditure and acquisitions and the increased book value of equity-accounted investments reflecting the net effect of Eni’s share of investees results and of the derecognition of Eni’s natural gas transport assets, which were contributed to the newly established “SeaCorridor” entity, jointly controlled by Eni and Snam (50.1% and 49.9%, respectively), the acquisition of a 50% stake in the St. Bernard Bio-refinery, offset by dividends distributed by investees. Negative exchange rate translation differences reduced the book values of dollar-denominated assets (the period-end exchange rate of EUR vs. USD was 1.085, up 1.7% compared to 1.067 as of December 31, 2022) as well as DD&A, impairment charges and write-offs recorded in the first half of 2023 (€4,249 million).

Net working capital (-€13,113 million) almost unchanged from December 31, 2022. Increased balance between trade receivables and trade payables (approximately up by €2,493 million), partly offset by the lower value of oil and product inventories due to the weighted-average cost method of accounting in an environment of declining prices (down by €1,635 million) and increased net tax liabilities (up by €875 million).

Shareholders’ equity (€55,528 million) was almost unchanged compared to December 31, 2022, due to the net profit for the period (€2,721 million), the positive change in the cash flow hedge reserve of €499 million, partly offset by negative foreign currency translation differences (€994 million) reflecting the appreciation of the Euro vs the USD as well as dividend distributed to shareholders (€1,472 million) and share repurchase (€437 million).

Net borrowings2 before lease liabilities as of June 30, 2023, amounted to €8,215 million, up by €1,189 million from December

1 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

2 Details on net borrowings are furnished on page 32.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	23

31, 2022. Leverage3 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.15 on June 30, 2023 (compared to 0.13 as of December 31, 2022).

SUMMARIZED GROUP CASH FLOW STATEMENT 4

	First Half
(€ million)	2023	2022	Change
Net profit (loss)	2,721	7,408	(4,687)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	3,161	2,765	396
- net gains on disposal of assets	(418)	(444)	26
- dividends, interests, taxes and other changes	3,071	5,185	(2,114)
Changes in working capital related to operations	1,294	(3,840)	5,134
Dividends received by investments	1,340	305	1,035
Taxes paid	(3,389)	(3,664)	275
Interests (paid) received	(355)	(434)	79
Net cash provided by operating activities	7,425	7,281	144
Capital expenditure	(4,676)	(3,193)	(1,483)
Investments and purchase of consolidated subsidiaries and businesses	(1,810)	(1,267)	(543)
Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	489	904	(415)
Other cash flow related to investing activities and disinvestments	299	256	43
Free cash flow	1,727	3,981	(2,254)
Net cash inflow (outflow) related to financial activities	666	1,670	(1,004)
Changes in short and long-term financial debt	1,428	(706)	2,134
Repayment of lease liabilities	(475)	(556)	81
Dividends paid and changes in non-controlling interests and reserves	(2,008)	(1,713)	(295)
Net issue (repayment) of perpetual hybrid bond	(87)	(87)
Effect of changes in consolidation and exchange differences of cash and cash equivalent	(15)	79	(94)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	1,236	2,668	(1,432)
Adjusted net cash before changes in working capital at replacement cost	9,523	10,797	(1,274)

Change in net borrowings	First Half
(€ million)	2023	2022	Change
Free cash flow	1,727	3,981	(2,254)
Repayment of lease liabilities	(475)	(556)	81
Net borrowings of acquired companies		(88)	88
Net borrowings of divested companies	(147)		(147)
Exchange differences on net borrowings and other changes ⁽ᵃ⁾	(199)	(422)	223
Dividends paid and changes in non-controlling interest and reserves	(2,008)	(1,713)	(295)
Net issue (repayment) of perpetual hybrid bond	(87)	(87)
CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(1,189)	1,115	(2,304)
Repayment of lease liabilities	475	556	(81)
Inception of new leases and other changes	(250)	(124)	(126)
Change in lease liabilities	225	432	(207)
CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(964)	1,547	(2,511)

(a) Includes expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables (€189 million and €18 million in the first half 2023 and the first half 2022, respectively).

Net cash provided by operating activities for the first half of 2023 reached €7,425 million and included €1,340 million of dividends distributed from investments, mainly Azule Energy and Vår Energi and was impacted by lower amount of trade receivables due in subsequent reporting periods divested to financing institutions, down by approximately €1 billion compared to the amount divested at the end of 2022.

Cash flow from operating activities before changes in working capital at replacement cost was €9,523 million in the first half

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 28 and subsequent.

4 For a reconciliation to the statutory statement of cash flow see the paragraph “Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes”.

24	ENI INTERIM CONSOLIDATED REPORT 2023

of 2023 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis. It also excluded the cash-out of approximately €0.4 billion relating to the payment of part of the Italian extraordinary tax contribution enacted by the Italian Budget Law for 2023, calculated on the pre-tax income 2022 and accrued in the financial statements 2022.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

	First Half
(€ million)	2023	2022
Net cash provided by operating activities	7,425	7,281
Changes in working capital related to operations	(1,294)	3,840
Exclusion of commodity derivatives	1,384	490
Exclusion of inventory holding (gains) losses	609	(1,351)
Net cash before changes in working capital at replacement cost	8,124	10,260
Provisions for extraordinary credit losses, other charges and other items	1,399	537
Adjusted net cash before changes in working capital at replacement cost	9,523	10,797

Capital expenditure, investments and business combinations

	First Half
(€ million)	2023	2022	Change	% Ch.
Exploration & Production	3,978	2,551	1,427	55.9
of which: - acquisition of proved and unproved properties		153	(153)	(100.0)
- exploration	366	285	81	28.4
- oil and gas development	3,511	2,044	1,467	71.8
- CCUS and agro-biofeedstock projects	79	53	26	49.1
- other	22	16	6	37.5
Global Gas & LNG Portfolio	6	9	(3)	(33.3)
Sustainable Mobility, Refining and Chemicals	354	231	123	53.2
- Sustainable Mobility and Refining	285	171	114	66.7
- Chemicals	69	60	9	15.0
Plenitude & Power	307	322	(15)	(4.7)
- Plenitude	259	258	1	0.4
- Power	48	64	(16)	(25.0)
Corporate and other activities	35	81	(46)	(56.8)
Impact of unrealized intragroup profit elimination	(4)	(1)	(3)
Capital expenditure ⁽ᵃ⁾	4,676	3,193	1,483	46.4
Investments and purchase of consolidated subsidiaries and businesses	1,810	1,267	543	42.9
Total capex and investments and purchase of consolidated subsidiaries and businesses	6,486	4,460	2,026	45.4

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the cash flow statement (€189 million and €18 million in the first half 2023 and the first half 2022, respectively).

Cash outflows for capital expenditure, investments and business combinations were €6,486 million, including the acquisition of bp’s activities in Algeria, the St. Bernard bio-refinery in Chalmette and Plenitude’s renewable assets. These outflows were partly offset by the divestment of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam and other non-strategic assets.

In the first half of 2023, capital expenditure amounted to €4,676 million (€3,193 million in the first half of 2022) up 46% and mainly related to:

- oil and gas development activities (€3,511 million) mainly in Côte d'Ivoire, Italy, Congo, Egypt, the United Arab Emirates, the United States and Iraq;

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	25

- traditional refining activity in Italy and outside Italy (€248 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€37 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€259 million) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

RESULTS BY SEGMENT5

EXPLORATION & PRODUCTION

	First Half
(€ million)	2023	2022	Change	% Ch.
Operating profit (loss)	4,514	9,123	(4,609)	(50.5)
Exclusion of special items	341	125
Adjusted operating profit (loss)	4,855	9,248	(4,393)	(47.5)
of which: - CCUS and agro-biofeedstock	(30)	(16)	(14)
Net finance (expense) income	(129)	(115)	(14)
Net income (expense) from investments	665	884	(219)
of which: Vår Energi	280	455
Azule	293
Income taxes	(2,863)	(3,869)	1,006
Tax rate (%)	53.1	38.6	14.5
Adjusted net profit (loss)	2,528	6,148	(3,620)	(58.9)
Results also include:
Exploration expenses:	228	160	68	42.5
- prospecting, geological and geophysical expenses	119	105	14	13.3
- write-off of unsuccessful wells	109	55	54	98.2

In the first half of 2023, the Exploration & Production reported an adjusted operating profit of €4,855 million, a decrease of 48% compared to the first half of 2022 due to: (i) lower crude oil prices in USD (the marker Brent was down by 26%) and lower benchmark gas prices in all geographies, which negatively affected realized prices of equity production, particularly in Europe. Appreciation of the EUR/USD exchange rate (up by 1%) partly alleviated the impact of lower prices, which were also mitigated by positive volumes/mix effects and cost discipline actions; (ii) the missing contribution of the former Angolan subsidiaries that were contributed to the Azule joint-venture in the third quarter 2022, whose results are now recognized below the operating profit line.

The segment reported an adjusted net profit of €2,528 million, a decrease of €3,620 million compared to the first half of 2022 due to weaker operating performance and lower performance of investments, particularly Vår Energi (€280 milion, a decrease of €175 million compared to the same period of 2022). In the first half of 2023 tax rate increased by approximately 15 percentage points when compared to the comparative period due to: (i) the impact of lower oil and gas prices; (ii) the impact of the UK energy profit levy which is recognized as a recurring item; and (iii) the impact of certain non-deductible tax expenses (i.e. exploration write-offs).

5 Explanatory notes and tables detail certain other alternative performance indicators in line with guidance provided by ESMA guidelines on Alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For a detailed explanation, see section “Alternative performance measures” in the following pages of this interim report.

26	ENI INTERIM CONSOLIDATED REPORT 2023

GLOBAL GAS & LNG PORTFOLIO

	First Half
(€ million)	2023	2022	Change	% Ch.
Operating profit (loss)	814	(2,060)	2,874	..
Exclusion of special items	1,645	2,977
Adjusted operating profit (loss)	2,459	917	1,542	..
Net finance (expense) income	(1)	(20)	19
Net income (expense) from investments	30	2	28
of which: SeaCorridor	30
Income taxes	(681)	(301)	(380)
Adjusted net profit (loss)	1,807	598	1,209	..

In the first half of 2023, the Global Gas & LNG Portfolio segment achieved an adjusted operating profit of €2,459 million, well above the same period in 2022 (up €1,542 million). The result was mostly driven by specific benefits relating to contractual triggers, renegotiations and settlements related to previous periods that are a feature of the business. Additionally, in a market environment still characterized by some degree of volatility and arbitrage opportunities, the continued asset optimization and trading activities aimed at capturing value from price movements and spread differentials in particular in the first quarter, leveraging the portfolio of gas and LNG assets, have also contributed to the performance.

The segment reported an adjusted net profit of €1,807 million increased by €1,209 million from the first half of 2022 mainly due to higher operating performance.

SUSTAINABLE MOBILITY, REFINING AND CHEMICALS

	First Half
(€ million)	2023	2022	Change	% Ch.
Operating profit (loss)	(575)	2,279	(2,854)	..
Exclusion of inventory holding (gains) losses	527	(1,388)
Exclusion of special items	289	122
Adjusted operating profit (loss)	241	1,013	(772)	(76.2)
- Sustainable Mobility	340	246	94	38.2
- Refining	80	757	(677)	(89.4)
- Chemicals	(179)	10	(189)	..
Net finance (expense) income	(18)	(29)	11
Net income (expense) from investments	222	218	4
of which: ADNOC R&GT	224	196
Income taxes	(125)	(324)	199
Adjusted net profit (loss)	320	878	(558)	(63.6)

In the first half of 2023, the Sustainable Mobility, Refining and Chemicals segment reported an adjusted operating profit of €241 million, a decrease of €722 million compared to the same period of 2022.

The Sustainable Mobility business delivered an adjusted operating profit of €340 million, up by 38% compared to the proforma adjusted operating profit of the first half of 2022 following the restatement of the 2022 comparative period to take into account the spin out of the new business effective January 1, 20236, reflecting the positive trend in fuel demand driven in particular by the civil aviation and road transport segments.

6 Following the establishment of Eni Sustainable Mobility that operates Eni’ biorefineries and the retail marketing of fuels and of smart mobility solutions, the management has resolved to break-down the adjusted operating profit of the former reporting segment Refining & Marketing “R&M” into two operating sub-segments: Sustainable Mobility “SM” and Refining. In the first half of 2022 the SM business is restated in €246 million (€672 million for the full year 2022) and the Refining business is restated in €757 million (€1,511 million for the full year 2022). No change has been made to the Group statutory segment information as per IFRS 8 “Segment Reporting”, which will continue to feature the Sustainable Mobility, Refining and Chemicals segment (formerly R&M and Chemicals).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	27

The Refining business posted an adjusted operating profit of €80 million, a decrease compared to a profit of €757 million in the first half of 2022 due to lower crack spread of products not captured by the SERM, narrowing heavy-light crude differentials and planned turnaround activity.

In the first half of 2023, the Chemical business, managed by Versalis, reported an adjusted operating loss of €179 million (adjusted operating profit of €10 million in the first half of 2022) reflecting exceptionally adverse market conditions.

The Sustainable Mobility, Refining and Chemicals reported an adjusted net profit of €320 million (adjusted net profit of €878 million in the same period of 2022), decreasing by 64% due to lower operating performance.

PLENITUDE & POWER

	First Half
(€ million)	2023	2022	Change	% Ch.
Operating profit (loss)	(311)	2,613	(2,924)	..
Exclusion of special items	662	(2,288)
Adjusted operating profit (loss)	351	325	26	8.0
- Plenitude	265	251	14	5.6
- Power	86	74	12	16.2
Net finance (expense) income	(4)	(7)	3
Net income (expense) from investments	(11)	(2)	(9)
Income taxes	(107)	(102)	(5)
Adjusted net profit (loss)	229	214	15	7.0

In the first half of 2023 Plenitude reported an adjusted operating profit of €265 million, a 6% increase compared to same period of 22. The positive performance was achieved thanks to good results on retail business and to a ramp-up in renewable installed capacity and production volumes, confirming the value of the integrated business model.

The Power generation business from gas-fired plants reported an adjusted operating profit of €86 million in the first half of 2023, up 16.2% compared to the same period in 2022, thanks to optimizations and lower fuel expenses.

Plenitude & Power reported an adjusted net profit of €229 million, up 7% due to an improved operating performance.

28	ENI INTERIM CONSOLIDATED REPORT 2023

ALTERNATIVE PERFORMANCE MEASURES (NON-GAAP MEASURES)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks.

Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	29

ineffective portion of cash flow hedges, as well as the accounting effects of commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

EBITDA

Earnings Before Interest, Taxes, Depreciation and Amortization, is calculated summing up the operating profit and DD&A. Represents the company’s profitability as a result of operations management.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Coverage

Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.

Current ratio

Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.

30	ENI INTERIM CONSOLIDATED REPORT 2023

Debt coverage

Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, securities held for non-operating purposes and financing receivables for non-operating purposes.

		Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

First Half 2023	(€ million)
Reported operating profit (loss)		4,514	814	(575)	(311)	(431)	264	4,275
Exclusion of inventory holding (gains) losses				527			82	609
Exclusion of special items:
- environmental charges		36		79		174		289
- impairment losses (impairment reversals), net		209		171		9		389
- net gains on disposal of assets		3		(3)
- risk provisions		(7)		15		8		16
- provision for redundancy incentives		8	1	7	1	13		30
- commodity derivatives			687	37	660			1,384
- exchange rate differences and derivatives		15	(8)	23				30
- other		77	965	(40)	1	(3)		1,000
Special items of operating profit (loss)		341	1,645	289	662	201		3,138
Adjusted operating profit (loss)		4,855	2,459	241	351	(230)	346	8,022
Net finance (expense) income ⁽ᵃ⁾		(129)	(1)	(18)	(4)	(115)		(267)
Net income (expense) from investments ⁽ᵃ⁾		665	30	222	(11)	(7)		899
Adjusted profit (loss) before taxes		5,391	2,488	445	336	(352)	346	8,654
Income taxes ⁽ᵃ⁾		(2,863)	(681)	(125)	(107)	99	(96)	(3,773)
Tax rate (%)								43.6
Adjusted net profit (loss)		2,528	1,807	320	229	(253)	250	4,881
of which attributable to:
- non-controlling interest								39
- Eni's shareholders								4,842
Reported net profit (loss) attributable to Eni's shareholders								2,682
Exclusion of inventory holding (gains) losses								436
Exclusion of special items								1,724
Adjusted net profit (loss) attributable to Eni's shareholders								4,842
(a) Excluding special items.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	31

		Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	Group

First Half 2022	(€ million)
Reported operating profit (loss)		9,123	(2,060)	2,279	2,613	(419)	(214)	11,322
Exclusion of inventory holding (gains) losses				(1,388)			37	(1,351)
Exclusion of special items:
- environmental charges		2		124		98		224
- impairment losses (impairment reversals), net		43	3	103	3	23		175
- net gains on disposal of assets		(2)		(7)				(9)
- risk provisions		7				5		12
- provision for redundancy incentives		17	3	10	69	7		106
- commodity derivatives			2,874	(27)	(2,357)			490
- exchange rate differences and derivatives		(14)	148	(41)	(3)			90
- other		72	(51)	(40)		(8)		(27)
Special items of operating profit (loss)		125	2,977	122	(2,288)	125		1,061
Adjusted operating profit (loss)		9,248	917	1,013	325	(294)	(177)	11,032
Net finance (expense) income ⁽ᵃ⁾		(115)	(20)	(29)	(7)	(448)		(619)
Net income (expense) from investments ⁽ᵃ⁾		884	2	218	(2)	(60)		1,042
Adjusted profit (loss) before taxes		10,017	899	1,202	316	(802)	(177)	11,455
Income taxes ⁽ᵃ⁾		(3,869)	(301)	(324)	(102)	178	51	(4,367)
Tax rate (%)								38.1
Adjusted net profit (loss)		6,148	598	878	214	(624)	(126)	7,088
of which attributable to:
- non-controlling interest								10
- Eni's shareholders								7,078
Reported net profit (loss) attributable to Eni's shareholders								7,398
Exclusion of inventory holding (gains) losses								(962)
Exclusion of special items								642
Adjusted net profit (loss) attributable to Eni's shareholders								7,078

(a) Excluding special items.

32	ENI INTERIM CONSOLIDATED REPORT 2023

LEVERAGE AND NET BORROWINGS

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	June 30, 2023	December 31, 2022	Change
Total finance debt	28,737	26,917	1,820
- Short-term debt	6,694	7,543	(849)
- Long-term debt	22,043	19,374	2,669
Cash and cash equivalents	(11,417)	(10,155)	(1,262)
Financial assets measured at fair value through profit or loss	(8,283)	(8,251)	(32)
Financing receivables held for non-operating purposes	(822)	(1,485)	663
Net borrowings before lease liabilities ex IFRS 16	8,215	7,026	1,189
Lease Liabilities	4,726	4,951	(225)
- of which Eni working interest	4,247	4,457	(210)
- of which Joint operators’ working interest	479	494	(15)
Net borrowings post lease liabilities ex IFRS 16	12,941	11,977	964
Shareholders’ equity including non-controlling interest	55,528	55,230	298
Leverage before lease liability ex IFRS 16	0.15	0.13	0.02
Leverage after lease liability ex IFRS 16	0.23	0.22	0.01

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	33

COMPREHENSIVE INCOME

	First Half
(€ million)	2023	2022
Net profit (loss)	2,721	7,408
Items that are not reclassified to profit or loss in later periods	15	98
Remeasurements of defined benefit plans		71
Change in the fair value of interests with effects on other comprehensive income	15	41

Share of other comprehensive income on equity accounted entities		1

Taxation		(15)

Items that may be reclassified to profit or loss in later periods	(431)	1,611
Currency translation differences	(994)	3,522
Change in the fair value of cash flow hedging derivatives	706	(2,735)

Share of other comprehensive income on equity-accounted entities	64	36

Taxation	(207)	788

Total other items of comprehensive income (loss)	(416)	1,709
Total comprehensive income (loss)	2,305	9,117
attributable to:
- Eni’s shareholders	2,266	9,106
- Non-controlling interest	39	11

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders’ equity at January 1, 2022		44,519
Total comprehensive income (loss)	9,117
Dividends paid to Eni’s shareholders	(1,522)
Dividends distributed by consolidated subsidiaries	(13)
Net purchase of treasury shares	(212)
Coupon of perpetual subordinated bonds	(87)
Other changes	210
Total changes		7,493
Shareholders’ equity at June 30, 2022		52,012
attributable to:
- Eni’s shareholders		51,917
- Non-controlling interest		95
Shareholders’ equity at January 1, 2023		55,230
Total comprehensive income (loss)	2,305
Dividends paid to Eni’s shareholders	(1,472)
Dividends distributed by consolidated subsidiaries	(31)
Coupon on perpetual subordinated bonds	(87)
Taxes on hybrid bond	25
Net purchase of treasury shares	(437)
Other changes	(5)
Total changes		298
Shareholders’ equity at June 30, 2023		55,528
attributable to:
- Eni’s shareholders		55,107
- Non-controlling interest		421

34	ENI INTERIM CONSOLIDATED REPORT 2023

RECONCILIATION OF SUMMARIZED GROUP BALANCE SHEET AND SUMMARIZED GROUP CASH FLOW STATEMENT TO STATUTORY SCHEMES

SUMMARIZED GROUP BALANCE SHEET

Items of Summarized Group Balance Sheet		June 30, 2023		December 31, 2022
(where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statement	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Fixed assets
Property, plant and equipment			57,289		56,332
Right of use			4,233		4,446
Intangible assets			5,499		5,525
Inventories - Compulsory stock			1,397		1,786

Equity-accounted investments and other investments			14,287		13,294

Receivables and securities held for operating activities	(see note 14)		2,062		1,978
Net payables related to capital expenditure, made up of:			(2,580)		(2,320)
-liabilities for current investment assets	(see note 8)	(20)		(4)
-liabilities for no current investment assets	(see note 8)	(78)		(79)
- receivables related to disposals	(see note 6)	408		301
- receivables related to disposals non-current	(see note 8)	23		23
- payables for purchase of non-current assets	(see note 15)	(2,913)		(2,561)
Total fixed assets			82,187		81,041
Net working capital
Inventories			6,074		7,709
Trade receivables	(see note 6)		10,644		16,556
Trade payables	(see note 15)		(11,122)		(19,527)
Net tax assets (liabilities), made up of:			(3,866)		(2,991)
- current income tax payables		(1,775)		(2,108)
- non-current income tax payables		(213)		(253)
- other current tax liabilities	(see note 8)	(2,375)		(1,463)
- deferred tax liabilities		(5,565)		(5,094)
- other non-current tax liabilities	(see note 8)	(26)		(34)
- current income tax receivables		644		317
- non-current income tax receivables		110		114
- other current tax assets	(see note 8)	665		807
- deferred tax assets		4,509		4,569
- other non-current tax assets	(see note 8)	159		157
- receivables for Italian consolidated accounts	(see note 6)	8		3
- payables for Italian consolidated accounts	(see note 15)	(7)		(6)
Provisions			(15,198)		(15,267)
Other current assets and liabilities, made up of:			355		316
- short-term financial receivables for operating purposes	(see note 14)	8		8
- receivables vs. partners for exploration and production activities and other	(see note 6)	3,785		3,980
- other current assets	(see note 8)	5,520		12,014
- other receivables and other assets non-current	(see note 8)	2,183		2,056
- advances, other payables, payables vs. partners for exploration and production activities and other	(see note 15)	(3,424)		(3,615)
- other current liabilities	(see note 8)	(4,411)		(11,006)
- other payables and other liabilities non-current	(see note 8)	(3,306)		(3,121)
Total net working capital			(13,113)		(13,204)
Provisions for employee benefits			(783)		(786)
Assets held for sale including related liabilities			178		156
made up of:
- assets held for sale		391		264
- liabilities directly associated with held for sale		(213)		(108)
CAPITAL EMPLOYED, NET			68,469		67,207
Shareholders’ equity including non-controlling interest			55,528		55,230
Net borrowings
Total debt, made up of:			28,737		26,917
- long-term debt		22,043		19,374
- current portion of long-term debt		4,084		3,097
- short-term debt		2,610		4,446
less:
Cash and cash equivalents			(11,417)		(10,155)
Financial assets measured at fair value through profit or loss			(8,283)		(8,251)
Financing receivables for non-operating purposes	(see note 14)		(822)		(1,485)
Net borrowings before lease liabilities ex IFRS 16			8,215		7,026
Lease liabilities, made up of:			4,726		4,951
- long-term lease liabilities		3,873		4,067
- current portion of long-term lease liabilities		853		884
Total net borrowings post lease libilities ex IFRS 16 ⁽ᵃ⁾			12,941		11,977
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			68,469		67,207

(a) For details on net borrowings see also note 17  to the condensed consolidated interim financial statements.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	35

SUMMARIZED GROUP CASH FLOW STATEMENT

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2023		First Half 2022
	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
(€ million)
Net profit (loss)		2,721		7,408
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization and other non monetary items		3,161		2,765
- depreciation, depletion and amortization	3,725		3,390
- impairment losses (impairment reversals) of tangible, intangible and right of use, net	389		175
- write-off of tangible and intangible assets	135		47
- share of profit (loss) of equity-accounted investments	(691)		(850)
- other changes	(420)		(52)
- net change in the provisions for employee benefits	23		55
Gains on disposal of assets, net		(418)		(444)
Dividends, interests, income taxes and other changes		3,071		5,185
- dividend income	(92)		(151)
- interest income	(236)		(49)
- interest expense	482		490
- income taxes	2,917		4,895
Cash flow from changes in working capital		1,294		(3,840)
- inventories	2,063		(3,073)
- trade receivables	6,043		(147)
- trade payables	(8,444)		(645)
- provisions for contingencies	(140)		108
- other assets and liabilities	1,772		(83)
Dividends received		1,340		305
Income taxes paid, net of tax receivables received		(3,389)		(3,664)
Interests (paid) received		(355)		(434)
- interest received	153		13
- interest paid	(508)		(447)
Net cash provided by operating activities		7,425		7,281
Investing activities		(4,676)		(3,193)
- tangible assets	(4,551)		(3,072)
- intangible assets	(125)		(121)
Investments and purchase of consolidated subsidiaries and businesses		(1,810)		(1,267)
- investments	(1,182)		(1,097)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(628)		(170)
Disposals		489		904
- tangible assets	42		7
- intangible assets	32		12
- Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	380		4
- investments	35		881
Other cash flow related to capital expenditure, investments and disposals		299		256
- investment of securities and financing receivables held for operating purposes	(148)		(146)
- change in payables in relation to investing activities	356		297
- disposal of securities and financing receivables held for operating purposes	24		80
- change in receivables in relation to disposals	67		25
Free cash flow		1,727		3,981

36	ENI INTERIM CONSOLIDATED REPORT 2023

SUMMARIZED GROUP CASH FLOW STATEMENT (continued)

Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	First Half 2023		First Half 2022
(€ million)	Partial amounts from statutory scheme	Amounts of the summarized Group scheme	Partial amounts from statutory scheme	Amounts of the summarized Group scheme
Free cash flow		1,727		3,981
Borrowings (repayment) of debt related to financing activities		666		1,670
- net change of securities and financing receivables held for non-operating purposes	666		1,670
Changes in short and long-term finance debt		1,428		(706)
- increase in long-term debt	4,050		129
- repayments of long-term debt	(509)		(3,694)
- increase (decrease) in short-term debt	(2,113)		2,859
Repayment of lease liabilities		(475)		(556)
Dividends paid and changes in non-controlling interest and reserves		(2,008)		(1,713)
- net reimbursement (capital contribution) to (by) non-controlling interest	(16)		20
- net purchase of treasury shares	(406)		(195)
- acquisition of additional interests in consolidated subsidiaries	(57)		(5)
- dividends paid to Eni’s shareholders	(1,509)		(1,520)
- dividends paid to non-controlling interest	(20)		(13)
Net issue (repayment) of perpetual hybrid bond		(87)		(87)
- payments on perpetual subordinated bonds	(87)		(87)
Effect of changes in consolidation, exchange differences and cash and cash equivalent		(15)		79

- effect of exchange rate changes on cash and cash equivalents and other changes	(15)		79
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		1,236		2,668

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	37

Risk factors and uncertainties

RISKS RELATED TO THE CICLICALITY OF THE OIL&GAS SECTOR

The price of crude oil is the main driver of the Company’s results of operations and cash flow, and business prospects. It has a history of volatility because, like other commodities, it is influenced by the ups and downs in the economic cycle.

In the short term, crude oil prices are mainly determined by the balance between global oil supplies and demand, the global levels of commercial inventories and producing countries’ spare capacity, as well as expectations of financial operators who trade crude oil derivatives contracts (futures and options) influencing short-term price movements via their positioning.

Worldwide demand for crude oil is highly correlated to the global macroeconomic cycle, trends in monetary variables (inflation, interest rates, money supply), geopolitical developments such as wars, pandemics, tensions in the Gulf area, relations between the USA and China and other factors.

Long-term demand for crude oil is driven, on the positive side, by demographic growth, improving living standards and GDP (Gross Domestic Product) expansion; on the negative side, by availability of alternative sources of energy (e.g., nuclear and renewables), technological breakthroughs, shifts in consumer preferences, and finally measures and other initiatives adopted or planned by governments to tackle climate change and to curb carbon dioxide emissions (CO2 emissions).

According to Eni’s management, the push to reduce worldwide CO2 emissions and an ongoing energy transition towards a low carbon economy are likely to materially affect the worldwide energy mix in the long-term and may lead to structural lower crude oil demands and prices.

Immediately after the start of Russia’s military operations in Ukraine in February 2022, the price of the Brent crude oil benchmark spiked, approaching all-time highs. Then, the oil market entered a downturn phase that has continued uninterrupted since July 2022 (for exactly twelve months as of the closing date of this first-half report, June 30, 2023).

During this period, Brent crude oil benchmark price reduced by 30% (from an average of approximately 110 $/bbl in the first half 2022 to 80 $/bbl on average in the first half 2023).

This negative trend reflected recessionary expectations in the global economy, also due to restrictive monetary policies adopted by central banks to fight post-COVID inflation, driving financial operators to gradually reduce long positions in the future market. The default of certain US regional banks significantly increased the perceived systemic risk by market participants leading to mass liquidation of long positions on WTI and Brent futures.

The physical market has continued to be supported by sound fundamentals leveraging on the demand resilience held up by the reopening of the Chinese economy and increased consumption in developing economies (India, Brazil), more than offsetting a slowdown in the Europe and US economies, as well as by a reduction, albeit at an uneven pace, of global crude oil and product inventories, despite the continuation of an emergency plan by the US authorities to release crude oil from the national Strategic Petroleum Reserve.

However, operators’ expectations for a more consistent decline in inventories levels failed to materialize as a result of production upsides of Russia, Iran and Venezuela exporting large quantities of crude oil to Asian Countries not adhering to Western sanctioning regimes, as well as growth in Brazil.

The alliance of petroleum producers OPEC+ has continued supporting the oil market by means of effective production management, through a production cut of 1.16 million barrel/d in April, in addition to the 2 million barrels of reduction in production quotas implemented last October. Furthermore, at the beginning of June, a further voluntary cut of 1 million barrels by Saudi Arabia entered in force by July with a possible extension, as well as the confirmed reduced production levels by all the Countries joining OPEC+ until December 2024. A factor of uncertainty for the very cohesion of the cartel is represented by Russia which has maintained record exports so far in 2023, while adhering to the cartel commitments to production cuts.

Listed international oil companies have maintained the financial discipline adopted in response to the market crisis caused by COVID, characterized by a prudent approach to capital budgeting and capex plan aimed principally at supporting production plateaus and less commitment to growth capital, prioritizing the restructuring of balance sheet and shareholder remuneration in allocating cash flows generated in a still supportive price environment.

In addition, the underestimation of oil companies’ shares (in terms of common stock market multiples compared to the average of stock indices) has made share buyback programs more attractive than other investments options.

The outlook for the second half of 2023 remains uncertain, due to fears of an economic hard landing, in particular referring to the US economy, a less robust than expected post-pandemic recovery of the Chinese economy as well as the risks of financial instability due to the restrictive monetary policies adopted by the central banks.

38	ENI INTERIM CONSOLIDATED REPORT 2023

Brent prices are expected to benefit from demand recovery estimated to grow by approximately 2.4 million barrels/d marking a new record at over 102 million, also leveraging on the upcoming travel season and on the reduced supply by the OPEC+.

However there still remains a systemic risk relating to the evolution of Russia-Ukraine conflict, which could negatively affect the macroeconomic scenario.

This impact has been factored in Eni’s management price scenario forecasting 80 $/bbl for the 2023/2024 Brent price, a lower bar compared to the 2023-2026 strategic plan, while retaining a long-term nominal value of 80 $/bbl based on a mid-cycle scenario to 2030-2035 with a nominal growth rate of 2% p.a.. Beyond this time horizon, Brent price is expected to decline reflecting the decarbonization of the economy.

Natural gas prices experienced a much higher degree of volatility than that of crude oil.

During 2022 summer months, prices reached all time-highs at spot markets in Europe peaking at values of about 300 €/MWh, driven by increased demand to replenish natural gas inventories in preparation of the heating season, also considering a progressive reduction in the flows of gas imported via pipeline from Russia.

In the subsequent months, market fundamentals changed substantially as a result of a mild winter season, record increase in US production and exports due to the availability of new liquefaction capacity in the Gulf of Mexico, the structural reduction of industrial consumption reflecting the definitive shut-down of certain energy-intensive plants in Europe, the relocation of production as well as adequate storage levels.

In the first half of 2023, the spot price at the European reference hub Title Transfer Facility “TTF” averaged about 45 €/MWh (down by approximately 50% compared to about 96 €/MWh in the first half of 2022), almost an 80% decrease versus the historical peak of August 2022.

For the second half of 2023, natural gas prices are expected to average the same level of the first half of 2023. In the long-term, prices are forecast to about 35 €/MWh reflecting expected material additions to worldwide LNG capacity.

The volatility of hydrocarbons prices significantly affects the Group’s financial performance, mainly the Exploration & Production segment. Lower hydrocarbon prices from one year to another negatively affect the Group’s consolidated results of operations and cash flow; the opposite occurs in case of a rise in prices. In the first half of 2023 the E&P adjusted operating profit was down by 48% from the same period of the previous year driving a 27% reduction in the Group consolidated adjusted Ebit. In the current Eni portfolio, the volumes of production affected by movements in hydrocarbons prices represents about 40% of our Group oil and gas production. The remaining part of the Group’s production is not exposed to the price risk, since it is regulated by the contractual scheme of Production Sharing Agreement ("PSA") which guarantees the recovery of a fixed amount of the costs incurred through the allocation of a corresponding number of barrels, thus exposing it to a risk linked to the number of barrels. With respect to price assumptions for 2023 (our Brent crude oil price forecast for 2023 is 80 $/bbl), we estimate our cash flow from operations to vary by approximately €0.13 billion for each one-dollar change in the price of the Brent crude oil applied to liquids and oil-linked gas. It should be noted that this sensitivity analysis is valid for limited price changes compared to the estimate.

The Oil & Gas industry is a capital-intensive business and needs large amount of funds to find and develop reserves.

Historically, Eni’s capital expenditures have been financed with cash generated from operations, proceeds from asset disposals, borrowings under its credit facilities and proceeds from the issuance of debt and bonds.

Eni’s cash flows from operations and access to capital markets are subject to several variables, including but not limited to:

(i)	the amount of Eni’s proved reserves;

(ii)	the volume of crude oil and natural gas Eni is able to produce and sell from existing wells;

(iii)	the prices at which crude oil and natural gas are marketed;

(iv)	Eni’s ability to acquire, find and produce new reserves;

(v)	and the ability and willingness of Eni’s lenders to extend credit or of participants in the capital markets to invest in Eni’s bonds.

A decline in oil and gas prices for prolonged periods could have material adverse effects on the Group’s performance and earnings prospects, as a downturn scenario could limit the Group’s ability to finance development projects, reducing its ability to grow in future production and revenues and to meet contractual obligations.

Should this occur, the Group may be forced to review investment decisions and the feasibility of development projects and investment plans and may reschedule, postpone, reduce or cancel development projects.

A structural decline in hydrocarbon prices could lead to a revision of oil and gas properties book values, resulting in significant asset write-off, as well as negative debooking of hydrocarbon reserves, should they become no more profitable in this scenario. Although Eni adopts measures to control projects’ profitability to assess their sustainability even in low price scenarios, as well as a financial framework based on selectivity in investment decisions and on maintaining an adequate level of leverage and cash reserves, the occurrence of such risks could negatively affect business activities, operating results,

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cash generation, cash and shareholder returns.

Eni’s Refining & Marketing and Chemical businesses are cyclical. Their results are impacted by trends in the supply and demand of oil products and plastic commodities, which are influenced by the macro-economic scenario and by product margins. Generally speaking, margins for refined and chemical products depend upon the speed at which products’ prices adjust to reflect movements in oil prices, depending on the competitive dynamics of the downstream markets.

In the first half of 2023, Eni’s refining business benefited from still generally favourable market conditions after the record year of 2022, thanks to the positive trend in fuel demand driven in particular by the civil aviation and road transport segments, bottlenecks in the system/delays in start-ups and the significant reduction in the cost of gas.

These positives were offset by reduced profitability of gasoil, effected by the slowdown in the industrial activities. In the first half of 2023, the Standard Eni Refining Margin (SERM) was on average at 9 $/bbl.

However, due to the start-up of new refining capacity in the Middle East and China, management does not expect that level of refining margin to be sustainable in the future. Furthermore, the European refining sector is affected by structural weakness due to competition from producers benefiting from greater economies of scale and lower operating costs due to environmental charges, as well as the expected decline in demand for gasoil in Europe as a result of the EU’s decarbonization policies. Eni’s Chemical business has been facing for years (i) strong competition from well-established international players, particularly in the most commoditized market segments, many of which based in the Middle East and the USA, (ii) lower demand in nearer geographies (Italy and Europe) mainly due to customer awareness in relation to environmental issues. In the first half of 2023, in line with the same period of the previous year, this segment underperformed due to weak market fundamentals reflecting low dynamics in European demand, competitive pressure from producers based in the United States and the Far East leveraging competitive cost structure, as well as the impact of the post-COVID re-opening of China.

In addition, wholesalers postponed orders, minimizing inventory due to macroeconomic uncertainties, thereby increasing product availability on the market. These negative trends were mitigated by lower cost of feedstock and natural gas. No significant improvements are expected in the second half of the year.

Eni’s management is implementing a strategic path of repositioning these two businesses with the aim of reducing in its portfolio the commodity segments characterized by weak fundamentals and exposed to the volatility of hydrocarbon margins, leveraging on biofuels, renewable and recycled chemical businesses, as well as on increasing polymers with high value added, characterized by greater stability and interesting growth outlook.

RISKS ASSOCIATED WITH CLIMATE CHANGE

The energy transition, as well as increasingly stricter regulations in the field of CO2 emission, could adversely and materially affect demands for the Group’s products and hence our business, results of operations and prospects.

Those risks may emerge in the short, medium and long term.

Eni expects that the achievement of the Paris Agreement goal of limiting the rise in temperature to well below 2° C above pre-industrial levels in this century, or the more ambitious goal of limiting global warming to 1.5° C, will strengthen the global response to the issue of climate change and spur governments to introduce measures and policies targeting the reduction of GHG emissions, which are expected to bring about a gradual reduction in the use of fossil fuels over the medium to long-term, notably through the diversification of the energy mix, likely reducing local demand for fossil fuels and negatively affecting global demand for oil and natural gas.

Although the Company is investing a significant amount of resources to develop decarbonized products and to grow the generation capacity of renewable power and other low and zero carbon technologies to produce power or absorb carbon dioxide (CO2) from the atmosphere, the Group’s financial performance and business prospects still depends in a substantial way on the legacy business of Exploration & Production. In case demands for hydrocarbons decline rapidly due to widespread adoption of regulations, rules or international treaties designed to reduce GHG emissions, our results of operations and business prospects may be significantly and negatively affected.

Eni expects its operating and compliance expenses to increase in the short term due to the likely growing adoption of carbon tax mechanisms. Currently, about half of the direct GHG emissions coming from Eni’s operated assets are included in national or supranational Carbon Pricing Mechanisms, such as the European Emission Trading Scheme (ETS), which provides an obligation to purchase, on the open market, emission allowances in case GHG emissions exceed a pre-set amount of emission allowances allotted for free. In 2022 to comply with this carbon emissions scheme, Eni purchased on the open market allowances corresponding to 16.73 million tons of CO2 emissions incurring expenses of around €950 million and we expect a similar amount in 2023. Due to the likelihood of new regulations in this area and expectations of a reduction in free allowances under the European ETS and the likely adoption of similar schemes by a rising number of governments, Eni is aware of the risk that a growing share of the Group’s GHG emissions could be subject to carbon-pricing and other forms of climate regulation in the near future, leading to additional compliance and cost obligations with respect to the

40	ENI INTERIM CONSOLIDATED REPORT 2023

release in the atmosphere of carbon dioxide.

In the long term, the role of hydrocarbons in satisfying a large portion of the energy needs of the global economy may be displaced by the emergence of new products and technologies, as well as by changing consumers’ preferences, as the mass adoption of electric vehicles (EVs). This trend could disrupt in the long term the consumption of gasoline which is one of the main drivers of global crude oil demand. Other potentially disruptive technologies designated to produce clean energy and fuels are emerging, driven by the development of hydrogen-based solutions as an energy vector or the utilization of renewables feedstock to manufacture fuels and other goods replacing oil-based products. Production of hydrogen by means of green technologies will also reduce hydrocarbons demands. The electricity generation from wind power or solar technologies is projected to grow massively in line with the stated targets by several governments and institutions like the EU, the USA and the UK to decarbonize the electricity sector in the next one or two decades, replacing gas-fired generation.

These trends could disrupt demand for hydrocarbons in the future, with many forecasters, both within the industry, or state agencies and independent observers predicting peak oil demand in the next ten years or earlier.

A large portion of Eni’s business depends on the global demand for oil and natural gas. If existing or future laws, regulations, treaties, or international agreements related to GHG and climate change, including state incentives to conserve energy or use alternative energy sources, technological breakthroughs in the field of renewable energies, hydrogen, production of nuclear energy or mass adoption of electric vehicles trigger a structural decline in worldwide demand for oil and natural gas, Eni’s results of operations and business prospects may be materially and adversely affected.

In recent years, there has been a marked increase in climate-based litigation. Courts could be more likely to hold companies who have allegedly made the most significant contributions to climate change to account. Oil&gas companies are particularly exposed to that risk. In 2021, a Dutch court ordered an international oil company to reduce their worldwide emissions (Scope 1, 2, and 3) by a significant amount within a preset timeframe. This indicates that oil and gas companies may have an individual legal responsibility to reduce emissions to address climate change and confirms the risk of liability, including liability for human rights violations. Courts may condemn oil and gas companies to compensate individuals, communities, and states for the economic losses due to global warming as a consequence of their alleged responsibility in supporting hydrocarbons and knowingly hurting the environment. For example, we are defending in California against claims brought to us by local administrations and certain associations of individuals who are seeking compensation for alleged economic losses and environmental damage due to climate change.

Board’s directors may be summoned before courts for having failed to implement a climate strategy in line with the goals of the Paris Agreement or for not having acted quickly to reduce emissions of greenhouse gases “GHG”.

Private individuals, associations and NGOs may also bring legal actions against states to get them condemned to adopt stricter national targets of reduction in the absolute level of GHG emissions and that could entail more restrictive measures on businesses. For example, an association of private individuals have sued the Italian state for allegedly violating human rights and have claimed the Italian State to increase the national targets of reduction of GHG emissions and that could have negative consequences for Eni.

There are also risks that governments, regulators, organizations, NGOs and individuals may sue us for alleged crimes against the environment in connection with past and present GHG emissions related to our operations and the use of the products we have manufactured. For example, in the first half 2023 certain NGOs and Italian private citizens have summoned us before an Italian court, claiming that Eni be held liable for climate change in connection with its past and present activities in the fossil fuels. As such, climate litigation constitutes a material risk for the company and its investors. In case the Company is condemned to reduce its GHG emissions at a much faster rate than planned by management or to compensate for damage related to climate change due to ongoing or potential lawsuits, we could incur a material adverse effect on our results of operations and business’s prospects. Many professional investors like asset managers, mutual funds, global allocation funds, generalist investors and pensions funds have been reducing their exposure to the fossil fuel industry due to the adoption of stricter ESG criteria in selecting investing opportunities. In some cases, those investors have adopted climate change targets in determining their policies of asset allocations. Many of them have announced plans to completely divest from the fossil fuel industry. This trend could reduce the market for our share, increase the cost of capital to us and negatively affect shareholders’ returns. Likewise, banks, financing institutions, lenders and also insurance companies are cutting exposure to the fossil fuel industry due to the need to comply with ESG mandate or to reach emission reduction targets in their portfolios and this could limit our ability to access new financing, could drive a rise in borrowing costs to us or increase the costs of insuring our assets. As a result of those developments, we expect the cost of capital to the Company to rise in the future and reduced ability on part of Eni to obtain financing for future projects in the oil&gas business or to obtain it at competitive rates, which may curb our investment opportunities or drive an increase in financing expenses, negatively affecting our results of operations and business prospects. Shareholders and activist funds may have resolutions passed at annual general meetings of listed oil&gas companies, which would force management to implement faster than

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planned actions to curb emissions or to revise industrial plans to obtain a quicker pace of emissions reduction and that could interfere with management’s long-term goals, strategies and capital allocation processes leading to unplanned cost increases and sub-optimal investment decisions.

These events underscore the growing pressure from investors and capital markets on oil&gas companies towards a future based on renewables energies and an acceleration in the phase-out of investments into fossil fuels. We believe that our company could be exposed to that kind of risk.

There is a reputational risk linked to the fact that oil companies are increasingly perceived by governments, financial institutions, and the general public as entities primarily responsible for global warming and as poorly performing players alongside ESG dimensions. This could make Eni’s shares and debt instruments less attractive to banks, funds and individual investors who have been increasingly applying ESG criteria and have been growing cautions in assessing the risk profile of oil and gas companies, due to their carbon footprint, when making investment and lending decisions.

The scientific community has concluded that increasing global average temperature produces significant physical effects, such as the increased frequency and severity of hurricanes, storms, droughts, floods, or other extreme climatic events that could interfere with Eni’s operations and damage Eni’s facilities. Extreme and unpredictable weather phenomena can result in material disruption to Eni’s operations, and consequent loss of or damage to properties and facilities, as well as a loss of output, loss of revenues, increasing maintenance and repair expenses and cash flow shortfall.

RISKS RELATED TO THE GLOBAL MACROECONOMIC SITUATION, MILITARY EVENTS, AND GEOPOLITICAL CONSEQUENCES OF RUSSIAN MILITARY AGGRESSION OF UKRAINE

The Group’s expected earnings and cash flows in 2023 are exposed to the risks of a global economic slowdown or a possible recession which could trigger reduced growth expectations for hydrocarbon demand. The outlook is also compounded by the restrictive monetary policies being implemented by central banks to counter the shooting in inflation that could lead to a "hard landing" of the economy, particularly the U.S., with negative consequences for oil demand due to both the direct effect of higher interest rates on business growth and the possible appreciation of the U.S. dollar that would make crude oil more expensive in other currencies. Geopolitical tensions at the international level caused by the Russian invasion of Ukraine, as well as the imposition of sanctions of various orders against Russia and Russian actors, increase systemic risks. Risks of a prolonged conflict, of an escalation in military operations and of a geopolitical crisis, as well as the impacts of economic sanctions imposed by the international community against Russia may affect global manufacturing activity, supply chains, and consumer, business, and investor confidence resulting in delays or pauses in spending and investment decisions. The occurrence of such events could trigger a macroeconomic cycle slowdown, stagnation or, in the worst case, a global recession. Such conditions could lead to a reduction in demand for energy commodities and a consequent reduction in prices, which would adversely affect the Group’s economic performance, cash flow, and implementation of its business plans.

Eni’s main exposure to Russia concerns long-term natural gas supply contracts with Russian Gazprom Export. In the first half of 2023, gas supplies from Gazprom Export to Eni were effectively reduced to zero as part of various trade disputes between the parties (in 2022 they had covered 18% of the Group’s total natural gas purchases serving the European market). Eni, having fulfilled its contractual commitments, expects this situation to continue in the second half of the year also considering that the external context has not undergone any changes. The Group’s business plans for the current year had discounted this possibility, consistently limiting sales commitments. To cope with this situation, the Group through various commercial initiatives, such as using contractual flexibilities to increase withdrawals from other geographies and increasing production, has significantly reduced its dependence on Russian gas and intends to continue with this strategy with the aim of being able to be fully enfranchised as soon as possible, particularly by leveraging the development of major projects to monetize equity reserves. The overall process of replacing Russian gas in Eni’s portfolio could bring out possible operational and financial risks.

MARKET RISK

Eni is exposed to the risks of fluctuations in commodity prices, exchange rates of the euro with major currencies, particularly the USD, and interest rates that could result in a decrease in the carrying value of assets or an increase in liabilities or a negative impact on cash flows. These exposures are normally managed by the Group through use of derivative instruments. The Group strategic exposures to the market risks have been left unhedged; those include price commodity exposures deriving from the production of hydrocarbons reserves, refining margins and a share of the volumes of natural gas supplied by long-term contracts, sold to the wholesale market. In certain specific market or business conditions, the Group may elect to hedge part of the above-mentioned commodity risks. The Group is also exposed to exchange rate movement risks in relation to the translation into euros of the financial statements of companies in the E&P sector that have the US dollar as

42	ENI INTERIM CONSOLIDATED REPORT 2023

their functional currency. With regard to the latter, the sensitivity analysis for the year 2023 forecasts a change in operating cash flow before working capital at replacement cost of about €0.58 billion against changes of 5 cents in the USD/EUR exchange rate compared to management’s assumption for 2023 of a USD/EUR exchange rate of 1.08.

For more information, please refer to the Annual Report 2022.

COUNTRY RISK

As of December 31, 2022, about 81% of the Group’s proven hydrocarbon reserves were located in non-OECD countries, mainly in Africa, Central Asia, and the Middle East, which, for various reasons, are characterized by a lower degree of stability not only political, social, and economic but also regulatory than OECD countries. Such instability and uncertainty, even of the legislative framework, can cause destabilizing events such as internal conflicts, revolutions, establishment of non-democratic regimes, social unrest, strikes, vandalism to infrastructure, theft of oil from pipelines and other forms of civil unrest and similar phenomena such as to temporarily or permanently compromise Eni’s ability to operate under economic conditions and secure access to hydrocarbon reserves. The main risks associated with business conducted in such foreign countries are: (i) lack of a stable legislative framework and uncertainties about the protection of the foreign company’s rights in the event of contractual defaults by private parties or State Entities; (ii) penalizing developments or applications of laws, regulations, unilateral contractual changes resulting in the impairment of the Group’s assets, forced disinvestments, nationalizations and expropriations; (iii) restrictions of various kinds on exploration, production, import, and export activities; (iv) increases in applicable taxation; (v) complex issuance/renewal processes of authorizations and permits that impact the time-to-market of development projects; and (vi) sanctions imposed by the U.S. and the EU against certain countries that may jeopardize the Issuer’s ability to continue to carry out its activities or to carry them out with certain limitations. In the current scenario, the Eni Group is exposed to a higher risk profile in relation to its operations in Venezuela and Nigeria due to the financial difficulties in these countries, which have extended to state-owned oil companies and local companies that are partners of the Group in the execution of oil & gas projects or that purchase the Group’s equity production.

As for Libya, one of the countries with the highest political risk in the recent past, the situation of greater internal stability has allowed for the smooth running of mining activities, as well as the verification of opportunities with the state company NOC for possible future developments of gas reserves in the country and elsewhere.

Venezuela is experiencing a structural economic and financial crisis caused by shrinking oil sector revenues that have been affected by both the COVID-19-related crisis and U.S. sanctions aimed at targeting the country’s oil sector, the Venezuelan government and state-owned oil companies. The country’s financial outlook poses a risk to the recovery of Eni’s investment in the Perla project, a large offshore gas field operated by local company Cardón IV, a 50-50 joint venture with another international oil company. Investments and reserves in other Eni projects in the country have been fully written down in previous reporting periods due to risks associated with the operating environment. Currently, Eni’s invested capital in the country amounts to approximately €1 billion, mainly related to overdue trade receivables from the state-owned company Petróleos de Venezuela SA ("PDVSA") for supplies of equity gas from the Perla field, the recoverability of which is made difficult by the U.S. sanctions regime. During the first half of 2023, the increase in receivables related to natural gas supplies in the period was partially offset by some in kind repayments through the allocation of PDVSA-owned crude oil cargoes in compliance with the current sanctions framework.

In Nigeria, the Group has credit exposures related to the financing of oil & gas projects in the country, for which Eni, as operator, bears the development costs by charging them, in proportion to their respective shares in the initiative, to the state oil company NNPC and any local partners. The amount of overdue receivables from the state counterpart shows a decreasing trend, while the exposure to the local oil company partner continues to deteriorate, which has suspended payments for calls for funds for several years given the ongoing arbitration related to the dispute over the amount of Eni charges. Other country risks in Nigeria are related to the operating environment in connection with the phenomenon of continuous oil withdrawals from pipelines carrying Eni-owned crude oil, resulting in lost revenues, damage to infrastructure, and spills into the ground. In addition, Eni is a party to an arbitration proceeding in connection with the conversion of the Nigerian mineral title OPL 245 relating to the exploration of the offshore block of the same name, for which Eni had requested conversion to a development license. Changes in the economic, financial, and political environment of the countries in which the Group operates could affect Eni’s operating and investment choices, which could also ultimately decide to downsize the Group’s presence in certain areas, with possible negative repercussions on the Issuer’s and the Group’s economic, equity, and financial situation.

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RISKS ASSOCIATED WITH HYDROCARBON EXPLORATION AND PRODUCTION ACTIVITIES

Conventional hydrocarbon exploration and production activities require high level of capital expenditures with medium to long lead times and are subject to the mining risk, that is the risk of discovering uncommercial quantities of hydrocarbons to justify their economic exploitation or producing less reserves than initially estimated, the implementation complexities of development projects with risks of delayed start-up and cost overruns, develop and produce hydrocarbons reserves with adverse consequences on the return on capital employed. These risks have not changed significantly from what was represented in the Annual Report 2022, to which we refer.

OPERATION AND RELATED RISKS IN HSE

Eni’s industrial activities in hydrocarbon exploration, development and production, refining, petrochemical production, and hydrocarbon transportation are inherently exposed to operational risks related to the chemical and physical characteristics of raw materials and products (including flammability, toxicity, instability). Technical failures, equipment and plant malfunctions, human errors, acts of sabotage, containment leaks, well accidents, refinery and petrochemical plant accidents, and adverse weather phenomena can trigger damaging events of even major proportions such as explosions, fires, spills of crude oil, gas, and products (from wells, platforms, tankers, pipelines, storage facilities, and pipelines). It may happen that such events can assume catastrophic proportions for the environment, human safety and property, as in the case of the Macondo well oil accident that occurred in 2010 in the Gulf of Mexico to an international oil company. These risks are influenced by the specifics of the spatial environments in which operations are conducted (onshore vs. offshore, sensitive ecosystems such as the Arctic, the Gulf of Mexico, and the Caspian Sea, facilities located near urban areas), the complexity of industrial activities, and the objective technical difficulties in carrying out the recovery and containment of hydrocarbons or other liquid chemicals spilled into the environment or harmful emissions into the atmosphere, the closure and safety operations of damaged wells or in the event of blowouts, of extinguishing fires that occurred at refineries, petrochemical complexes or pipelines, serious pollution of soil, groundwater or air caused even in day-to-day operations could result in modest spills of oil or other contaminants or small gas spills (so-called fugitive) due to lack of maintenance, corroded or obsolete pipelines or infrastructure, lack of controls or other factors, which if protracted over time could cause the release of contaminants into the environment, and harmful emissions. For these reasons, activities in the petroleum, refining, hydrocarbon transportation and chemical industries are subject to strict regulations to protect the environment and the health and safety of people, both at the national/local level and through international protocols and conventions. The charges and costs associated with the necessary actions to be put in place to comply with obligations under regulations governing industrial activities in the hydrocarbon field constitute a significant recurring cost item on the balance sheet. Eni has integrated management systems, safety standards, and operating practices of high quality and reliability to ensure compliance with environmental regulations and to protect the integrity of people, of the environment, of operations, of property and affected communities. However, despite these measures and precautions, it is not possible to completely rule out the risk of accidents and other harmful events, such as those described above, or of incurring environmental liabilities that could have potentially significant impacts on the Group’s business, financial performance, development prospects and reputation, and shareholder returns. In relation to historical contamination, with particular regard to Italy, Eni continues to be exposed to the risk of environmental liabilities and liabilities related to some sites now inactive where it conducted in the past mining-metallurgical and chemical activities that were later closed decommissioned or liquidated; at these sites, concentration levels of pollutants have emerged to be not in line with current environmental regulations. Eni has begun projects for the remediation and restoration of soils and groundwater in the areas of its property contaminated by the now discontinued industrial activities, in agreement with the relevant administrative authorities. Despite the fact that Eni has made a "not guilty owner" declaration because the Company believes that it is not responsible for exceeding pollution parameters tolerated by the laws of the time or for pollution situations caused by previous operators to whom it has taken over the management of such sites, Eni has been sued by various public bodies (Ministry of the Environment, Local Authorities or others) and private parties for carrying out remediation and compensation for any damages according to the standards and parameters provided by current legislation. In some cases, Eni’s managers and staff are parties to criminal proceedings, such as for alleged environmental crimes (the failure to clean up and environmental disaster) or for alleged crimes against public safety, triggering Eni’s administrative liability. Eni’s financial statements include the costs it will have to incur in the future to carry out the remediation and restoration of areas contaminated as a result of its industrial activities where there is a legal or other obligation and for which it is possible to reliably estimate the amount of the related charges (even this, however, constitutes a factor of uncertainty in the implementation phases in relation to the complexity of the matter), regardless of the possible share of responsibility of other operators to which Eni has taken over. It is possible that additional liabilities may be detected in the future in relation to the results of ongoing environmental characterizations on sites of interest, based on current environmental regulations or future regulatory developments, the outcome of ongoing

44	ENI INTERIM CONSOLIDATED REPORT 2023

administrative or judicial proceedings, the emergence of new environmental liabilities, and other risk factors. In addition, failure to comply with environmental regulations (which are, moreover, in rapid and continuous evolution) or failure to comply with measures and impositions to adapt the activities carried out, may expose the Group to the risk of being held civilly liable for any damages and consequent claims for compensation. Any loss in relation to ongoing proceedings could lead in relation to the administrative liability of the Entity to the application of pecuniary and/or disqualifying sanctions, such as disqualification from conducting business, suspension or revocation of authorizations, licenses or concessions, with possible consequent negative effects on the Group’s business, prospects, reputation as well as its economic, equity and financial situation.

RISKS ASSOCIATED WITH INCREASED INCOME TAXES AND ROYALTIES

Oil & Gas operations are subject to payment of royalties and income taxes, which tend to be higher than those payable in other commercial activities. Management believes that the marginal tax rate in the oil & gas industry tends to increase in correlation with higher oil prices, which could make it more difficult for Eni to translate higher oil prices into increased net profit. However, the Company does not expect that the marginal tax rate will decrease in response to falling oil prices. Adverse changes in the tax rate applicable to the Group’s profit before income taxes in its oil and gas operations would have a negative impact on Eni’s future results of operations and cash flows.

In 2022, the tax pressure on European oil companies was significantly tightened due to the perception by political institutions and the public that they were disproportionately benefiting from the climate of economic and financial uncertainty related to the Russian-Ukrainian war that had led to high volatility in energy prices, and with a view to alleviating the cost of the energy bill for businesses and households by redistributing profits from the oil and gas sector. Eni experienced increases in the tax pressure in the UK, having a structural character, and through one-time levies in Italy and Germany. The latest in chronological order was the Italian state’s Budget Law 2023, which introduced a solidarity contribution to be paid by energy companies in 2023, calculated by applying a 50% rate to the 2022 IRES taxable income that exceeds an amount equal to 110% of the average taxable income recorded in the previous four years. Any further tightening of the tax pressure or any extraordinary one-off levies on the basis of measures that might be issued by the governments of the countries in which the Group operates-including Italy-could lead to an increase, even a significant one, in the taxes to which the Group is subject, with a consequent significant impact on the Group’s economic, asset and financial situation.

RISKS RELATED TO THE COMPETITIVE ENVIRONMENT IN THE INDUSTRY IN WHICH THE GROUP OPERATES

The current competitive environment in which Eni operates is characterized by volatile energy commodity prices and margins, limited product differentiation, and complex relationships with state companies and national agencies in countries where hydrocarbon reserves are located to obtain mining rights. Because commodity prices are beyond Eni’s control, the company’s competitiveness in this context requires a continued focus on technological innovation, achieving and maintaining operating cost efficiencies, effective management of capital resources, and the ability to provide services to energy buyers. In the event that the Group is not able to effectively manage competitive risks, which may increase in the event of a weaker-than-expected economic recovery resulting from the implications of the Russia-Ukraine conflict or in the event that restrictive monetary policies of central banks cause a "hard landing" of the economy, the Group may be unable to maintain or increase its sales volumes and profitability, which could have an adverse effect on the Group’s business, prospects, economic, capital and financial position.

RISKS ASSOCIATED WITH GROUP LEGAL AND ARBITRATION PROCEEDINGS

Eni is part of even long-lasting civil or criminal judicial or arbitration proceedings, resulting in the use of resources, costs and legal fees. For some of these proceedings Eni has been sued under Legislative Decree 231/01 on corporate liability. Environmental liability proceedings are an emerging area of risk in connection with the Group’s fossil fuel business and climate-changing gas emissions. Eni has recognized in its financial statements’ liabilities associated with proceedings for which it is probable that it will lose, and the burden can be reliably estimated. These charges are not a significant item in the consolidated financial statements to date. However, considering that the provisions made relating to pending proceedings prove should be insufficient to fully meet the charges, expenses, penalties, and claims for damages and restitution made in the event of a loss, there could be adverse effects on the Group’s business, financial position, and results of operations. It cannot be ruled out that, if Eni’s administrative liability is concretely ascertained, in addition to the consequent application of the relevant sanctions, there would be negative repercussions on the Group’s reputation, operations, and economic, equity, and financial situation.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	45

RISKS RELATED TO THE LEGAL AND REGULATORY FRAMEWORK

The Regulatory Authority for Energy Networks and Environment (ARERA), by virtue of its founding Law No. 481/95, carries out regulation and control activities in the sectors of electricity, natural gas, water services, waste cycle and telecalore. Among other things, ARERA performs the function of monitoring the price levels of natural gas and defines the economic conditions of gas supply to customers who have the right to access the tariff conditions established by the Authority itself (so-called protected customers). The Authority’s decisions in this matter may limit the ability of gas operators to pass on increases in the cost of the raw material in the final price or limit the recognition of costs and risks typical of doing business with protected customers. Customers entitled to the gas safeguard service are residential and household customers with consumption not exceeding 200,000 standard cubic meters (Smc)/year. In response to the context of rising prices that occurred between 2021 and 2022 and with the aim of reducing the cost of the energy bill, ARERA intervened with Resolution 374/2022/R/GAS by which it determined the transition of the reference of the raw material from TTF to PSV with monthly updating of the component to cover the cost of wholesale natural gas supply for customers under protection conditions. The termination of the Authority’s price protection for the electricity under a statutory provision (for domestic customers and small businesses connected to low voltage) and natural gas (for domestic customers as defined above) sectors initially expected in 2019 has been subject to successive extensions. This termination was last regulated with regard to the gas sector by DL November 18, 2022, No. 176 (Aid Quater), which established:

-	the postponement to January 10, 2024 of the deadline for the removal of price safeguard in the gas sector provided in the Annual Law for Competition No. 124/2017 (Article 1 paragraph 59);

-	the postponement to January 10, 2024 (instead of January 1, 2023) of the deadline from which suppliers and operators of the service are required to offer vulnerable customers a subsidized tariff for the supply of natural gas (amendment Art. 22, para. 2-bis.1, Legislative Decree 164/2000).

As for the electricity sector, the Decree of the Minister of the Environment and Energy Security No. 169 of May 18, 2023, which provides measures for the informed entry of domestic customers into the free market, stipulates by January 10, 2024: the conclusion of the competitive procedures for the graduated protection service for non-vulnerable domestic customers; that the Authority shall ensure that the transition from the current greater protection regime takes place in accordance with the provisions of the unitary euro law for vulnerable customers (Article 1, paragraph 3).

Thus, there is currently an ex lege override of price safeguard as of January 2024 in both markets. However, an amendment has recently been approved that binds the companies that won the competitive procedures for the service with gradual protections to take on the relevant call center contractors per awarded area. This, in the vison of ARERA, would be incompatible with the definition and conduct of the tender procedures in time to target the deadline of January 10, 2024, so it is possible that a further postponement of the overshooting of protection in the electricity market will be established, a postponement that could be replicated in the gas sector. Regarding micro-enterprise electricity customers, with Resolution 491/2021/R/eel, ARERA regulated the competition procedure to assign graduated protection service effective from January 1, 2023 (later slipped to April 1, 2023). On September 8, 2022, MiTE (Ministero della Transizione Energetica) published the DM on criteria and modalities for overcoming regulated price regimes and on criteria for ensuring the supply of electricity to micro-enterprises (≤ 15 kW) that, as of January 1, 2023 (later slipped regulatorily to April 1), do not have a supplier in the free market. The same DM (Art. 3 paragraph 5) provided that upon the expiration of the period of provision of the Gradual Protection Service (STG), the customer who has not opted for a free-market offer will be supplied by the same STG operator on the basis of its most convenient free market offer. In view of the goal of overcoming gas and power protection tariffs, measures have been introduced to follow the consumer’s choice on the free market with adequate information supports and by providing tools to compare market offers among operators. To this end, ARERA has provided that operators, in addition to their market offers, will also provide customers, as of March 2018, with a variable-price proposal and a fixed-price proposal for gas and electricity at free prices but with comparable contractual conditions regulated by ARERA ("PLACET" offers). A special web portal managed by Acquirente Unico on behalf of ARERA (Offers Portal) is also operational, which allows for the comparison of all available gas and electricity offers; on this area of regulation ARERA recently proposed guidelines - not yet officially decided - aimed at increasing the possibility of comparing commercial offers on the basis of price. In the area of costs and criteria to access to the main logistical infrastructures of the gas system, the main risk factors for the business are related to the processes of defining the economic conditions and rules to have access to transportation services, LNG regasification, and storage, which periodically affect all European countries in which Eni operates. Regarding gas transportation tariffs, in Italy as well as in the main European countries, a review of the criteria for determining these tariffs and the recovery of shippers’ costs for the 2020-2023 regulatory period was implemented in 2020, with overall positive effects on the costs of the logistics portfolio. However, the periodic redefinition of transportation tariff criteria is scheduled

46	ENI INTERIM CONSOLIDATED REPORT 2023

to take place at set intervals in the various European countries - the next one is expected to take place starting in 2024 in most countries - and may still lead to impacts on logistics costs in the future. Further rule changes could affect the regasification and storage sector, partly as a result of the market environment and potential critical issues for European security of supply that have arisen as a result of the Russian-Ukrainian conflict, representing risk factors as well as opportunities for business. In addition, the recent energy crisis context has directed legislators, at the European and individual country level, toward evolutions - albeit temporary - of legislation and consequent regulation that may affect market dynamics, with the aim of containing prices for end customers and improving security of supply (e.g., obligations to reduce end-use consumption, caps on wholesale gas product derivative prices traded in regulated markets, obligations to fill storage facilities, ex ante notification obligations to the European Commission of new supply contracts). In the medium term, it is expected that gas demand at the European level may be supported by policies geared toward accelerating the phase-out of coal in power generation - in view of decarbonization targets - and, in some countries, the phase-out of nuclear generation. On the other hand, with the implementation of the European Green Deal, the regulation of the gas sector may be affected by potentially even significant changes in the coming years, as a result of adjustments in the design of markets and/or new obligations or constraints on gas operators, which may accompany the evolution of European regulations in a context of energy transition and consistent with the decarbonization goals of the energy sector (including the related goals of developing renewable or decarbonized gas, promoting enabling technologies for greater integration between the electricity and gas sectors, and reducing methane emissions). These changes will lead to pressures on the natural gas sector but at the same time will open up and support new business opportunities in decarbonized and renewable gas, which Eni is ready to pursue. As for the electricity sector, the electricity capacity market auctions (so-called. "Capacity Market"), which were held in November 2019 and February 2022 with the allocation for existing plants of an annual product with a delivery period relating to the years 2022, 2023 and 2024, and for new plants of a fifteen-year product, will entail positive results for Eni as a result of the recognition of a premium as assignee of capacity for existing plants, of which it is the owner as a Group, and for the project of a new plant to be developed by EniPower at the Ravenna site delivery starting from the second half of 2023). For the years 2022, 2023 and 2024, there remains a risk that the auctions could be cancelled due to appeals filed with the Regional Administrative Court by some operators (the European Court has already ruled rejecting the operators’ appeals). There is uncertainty as to whether auctions can be held for the years after 2024 because, also in accordance with European regulations, the mechanism will be proposed again downstream of a new assessment by Terna on the state of adequacy of the electricity system. It is also possible that the auctions will be held but with a reduction in the premium recognized to participating entities as a result of one or more of the following events: Terna reduces the adequacy requirement, there is more competition in the auctions, ARERA revises the parameters of the mechanism.

In addition, significant regulatory developments are taking place, which may pose risk factors for the business: these include reforms in market mechanisms resulting from the need to comply with EU regulations (the negative pricing and reform of the Infra-Day Market introduced in September 2021, further cross-border integration of national markets for both energy and grid services, completion of the reform of the dispatching services market, and the emergence of the new storage market) and emergency interventions by the government to compensate for the phenomenon of high energy prices.

Interventions focused on the regulation of corporate tax credits, suspended since the third quarter of 2023; the zeroing of system charges, still in place for the third quarter of 2023 for gas and reinstated since the second quarter of 2023 for electricity; and the 5% VAT for gas still in place for the third quarter of 2023.

RISKS RELATED TO THE OPERATION OF INFORMATION SYSTEMS AND INFORMATION SECURITY

This risk has not developed from what was represented in the Annual Report 2022 to which we refer.

RISKS ASSOCIATED WITH THE POSSIBLE NON-RENEWAL OF EXPIRING PERMITS AND/OR CONCESSIONS

This risk has not developed from what was represented in the Annual Report 2022 to which we refer.

RISKS RELATED TO DATA PROTECTION REGULATIONS

This risk has not developed from what was represented in the Annual Report 2022 to which we refer.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	47

Outlook

The Company is issuing the following updated operational and financial guidance.

•	E&P: Hydrocarbon production for 2023 is confirmed in the range of 1.63-1.67 million boe/d in a price scenario of $80/bbl. In Q3 2023 production is forecast to be about 1.63 million boe/d.

•	E&P: Exploration target of 700 million boe of discovered resources is confirmed.

•	GGP: Adjusted EBIT guidance is raised to €2.7 billion - €3.0 billion for the year versus the previous guidance of €2.0 billion - €2.2 billion.

•	Plenitude & Power: Plenitude proforma adjusted EBITDA guidance is raised to around €0.8 billion, higher than €0.7 billion previously.

•	Sustainable Mobility, Refining and Chemicals: Sustainable Mobility proforma adjusted EBITDA is confirmed at more than €0.9 billion. Downstream proforma adjusted EBIT is now expected to be €0.8 billion, lower than €1.0 billion - €1.1 billion reflecting market conditions not captured by the benchmark SERM.

•	Financials: We confirm Group adjusted EBIT guidance of €12 billion even at the lowered reference scenario, an underlying raise in guidance of around €2 billion. At the lowered scenario[1] assumptions we expect cash flow from operations before working capital to be between €15.5-€16 billion, similarly reflecting an improvement in underlying performance.

•	Capex: Now expected to be under €9.0 billion, lower than previous guidance of €9.2 billion and original guidance of €9.5 billion and resulting from continuing optimization and efficiency measures.

•	Balance Sheet: Leverage is expected to remain within the stated range of 10% - 20%.

•	Shareholders Remuneration: Full year 2023 dividend of €0.94 per share was approved by the Shareholders Annual General Meeting (AGM) on May 10, 2023, with the first quarterly installment of €0.24 per share due to be paid on September 20, 2023[2]. The planned €2.2 billion share buyback, commenced in May after authorization at the AGM of a total of up to €3.5 billion, and is expected to be completed within April 2024.

1 Updated 2023 Scenario is: Brent 80 $/bbl (from $85/bbl); SERM 8 $/bbl (unchanged); PSV 484 €/kmc (from 529 €/kmc); and average EUR/USD exchange rate of 1.08 (unchanged).

2 Ex-dividend date: September 18, 2023; record date: September 19, 2023.

48	ENI INTERIM CONSOLIDATED REPORT 2023

Other information

Article No. 15 (former Article No. 36) of Italian regulatory exchanges (Consob Resolution No. 20249 published on December 28, 2017). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company.

Regarding the aforementioned provisions, the Company discloses that:

- as of June 30, 2023, twelve of Eni’s subsidiaries: NAOC – Nigerian Agip Oil Co. Ltd, Eni Petroleum Co Inc, Eni Congo SA, Nigerian Agip Exploration Ltd, Eni Canada Holding Ltd, Eni Ghana Exploration and Production Ltd, Eni Trading & Shipping Inc, Eni UK Ltd, Eni México S. de RL de CV, Eni Investments Plc, Eni Lasmo Plc and Eni ULX Ltd;

- the Company has already adopted adequate procedures to ensure full compliance with the new regulations.

Subsequent events

Subsequent business developments are described in Note 35 of the Condensed consolidated interim financial statements.

Transactions with related parties

For the description of the main transactions with related parties, see Note 32 of the Condensed consolidated interim financial statements.

Start of the buy-back program

Following the authorization granted by the Shareholders Meeting on May 10, 2023, concerning €2.2 billion up to a maximum of €3.5 billion for the year, the 2023 buy-back program commenced at the end of May and through July 28, 2023, 48 million shares have been purchased for a cash outlay of €635 million.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 2023 Financial statements 51 Notes on consolidated financial statements 57 Management’s certification 90

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	51

Consolidated balance sheet

		June 30, 2023		December 31, 2022
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
ASSETS
Current assets
Cash and cash equivalents		11,417	4	10,155	10
Financial assets at fair value through profit or loss	(5)	8,283		8,251
Other current financial assets	(14)	849	17	1,504	16
Trade and other receivables	(6)	14,845	1,812	20,840	2,427
Inventories	(7)	6,074		7,709
Income tax receivables		644		317
Other current assets	(8) (20)	6,185	118	12,821	341
		48,297		61,597
Non-current assets
Property, plant and equipment	(9)	57,289		56,332
Right-of-use assets	(10)	4,233		4,446
Intangible assets	(11)	5,499		5,525
Inventory - Compulsory stock	(7)	1,397		1,786
Equity-accounted investments	(13)	13,022		12,092
Other investments	(13)	1,265		1,202
Other non-current financial assets	(14)	2,043	1,686	1,967	1,631
Deferred tax assets	(19)	4,509		4,569
Income tax receivables		110		114
Other non-current assets	(8) (20)	2,365	24	2,236	26
		91,732		90,269
Assets held for sale	(21)	391		264
TOTAL ASSETS		140,420		152,130
LIABILITIES AND EQUITY
Current liabilities
Short-term debt	(16)	2,610	143	4,446	307
Current portion of long-term debt	(16)	4,084	24	3,097	36
Current portion of long-term lease liabilities	(10)	853	31	884	35
Trade and other payables	(15)	17,466	2,811	25,709	3,203
Income tax payables		1,775		2,108
Other current liabilities	(8) (20)	6,806	124	12,473	232
		33,594		48,717
Non-current liabilities
Long-term debt	(16)	22,043	96	19,374	26
Long-term lease liabilities	(10)	3,873	11	4,067	28
Provisions	(18)	15,198		15,267
Provisions for employee benefits		783		786
Deferred tax liabilities	(19)	5,565		5,094
Income tax payables		213		253
Other non-current liabilities	(8) (20)	3,410	474	3,234	462
		51,085		48,075
Liabilities directly associated with assets held for sale	(21)	213		108
TOTAL LIABILITIES		84,892		96,900
Share capital		4,005		4,005
Retained earnings		35,429		23,455
Cumulative currency translation differences		6,570		7,564
Other reserves and equity instruments		7,395		8,785
Treasury shares		(974)		(2,937)
Profit		2,682		13,887
Equity attributable to equity holders of Eni		55,107		54,759
Non-controlling interest		421		471
TOTAL EQUITY	(22)	55,528		55,230
TOTAL LIABILITIES AND EQUITY		140,420		152,130

52	ENI INTERIM CONSOLIDATED REPORT 2023

Consolidated profit and loss account

		First Half 2023		First Half 2022
(€ million)	Note	Total amount	of which with related parties	Total amount	of which with related parties
Sales from operations	(25)	46,776	2,283	63,685	3,497
Other income and revenues		414	73	618	72
REVENUES AND OTHER INCOME		47,190		64,303
Purchases, services and other	(26)	(37,107)	(7,349)	(46,882)	(6,536)
Net (impairments) reversals of trade and other receivables	(6)	(60)	(2)	(165)
Payroll and related costs	(26)	(1,540)	(3)	(1,548)	(9)
Other operating income (expense)	(20)	41	(15)	(774)	1,365
Depreciation and amortization	(9) (10) (11)	(3,725)		(3,390)
Net (impairments) reversals of tangible, intangible and right-of-use assets	(12)	(389)		(175)
Write-off of tangible and intangible assets	(9)	(135)		(47)
OPERATING PROFIT		4,275		11,322
Finance income	(27)	3,196	69	3,456	66
Finance expense	(27)	(3,552)	(17)	(3,805)	(79)
Net finance income (expense) from financial assets at fair value through profit or loss	(27)	125		(91)
Derivative financial instruments	(20) (27)	(12)		(88)
FINANCE INCOME (EXPENSE)		(243)		(528)
Share of profit (loss) from equity-accounted investments		691		850
Other gain (loss) from investments		915	410	659
INCOME (EXPENSE) FROM INVESTMENTS	(13) (28)	1,606		1,509
PROFIT BEFORE INCOME TAXES		5,638		12,303
Income taxes	(29)	(2,917)		(4,895)
PROFIT		2,721		7,408
Attributable to Eni		2,682		7,398
Attributable to non-controlling interest		39		10

Earnings per share (€ per share)	(30)
Basic		0.79		2.08
Diluted		0.78		2.07

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	53

Consolidated statement of comprehensive income

(€ million)	First Half 2023	First Half 2022
Profit	2,721	7,408
Other items of comprehensive income
Items that are not reclassified to profit or loss in later periods
Remeasurements of defined benefit plans		71
Share of other comprehensive income on equity-accounted investments		1
Change of minor investments measured at fair value with effects to OCI	15	41
Tax effect		(15)
	15	98
Items that may be reclassified to profit or loss in later periods
Currency translation differences	(994)	3,522
Change in the fair value of cash flow hedging derivatives	706	(2,735)
Share of other comprehensive income on equity-accounted investments	64	36
Tax effect	(207)	788
	(431)	1,611
Total other items of comprehensive income	(416)	1,709
Total comprehensive income	2,305	9,117
Attributable to Eni	2,266	9,106
Attributable to non-controlling interest	39	11

54	ENI INTERIM CONSOLIDATED REPORT 2023

Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Net profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2022	(22)	4,005	23,455	7,564	8,785	(2,937)	13,887	54,759	471	55,230
Income for the first six months of 2023							2,682	2,682	39	2,721
Other items of comprehensive income
Change of minor investments measured at fair value with effects to OCI					15			15		15
Items that are not reclassified to profit or loss in later periods					15			15		15
Currency translation differences				(994)				(994)		(994)
Change in the fair value of cash flow hedge derivatives net of tax effect					499			499		499
Share of “Other comprehensive income” on equity-accounted investments					64			64		64
Items that may be reclassified to profit or loss in later periods				(994)	563			(431)		(431)
Total comprehensive income of the period				(994)	578		2,682	2,266	39	2,305
Dividend distribution of Eni SpA			(1,472)					(1,472)		(1,472)
Dividend distribution of other companies									(31)	(31)
Allocation of 2022 income			13,887				(13,887)
Reimbursement to third parties									(16)	(16)
Change in non-controlling interest			42					42	(42)
Cancellation of treasury shares					(2,400)	2,400
Purchase of trasury shares			(437)		437	(437)		(437)		(437)
Long-term incentive plan			9					9		9
Coupon on perpetual subordinated bonds			(87)					(87)		(87)
Transactions with holders of equity instruments			11,942		(1,963)	1,963	(13,887)	(1,945)	(89)	(2,034)
Other changes			32		(5)			27		27
Other changes in equity			32		(5)			27		27
Balance at June 30, 2023	(22)	4,005	35,429	6,570	7,395	(974)	2,682	55,107	421	55,528

(continued)

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	55

(continued) Consolidated statement of changes in equity

		Equity attributable to equity holders of Eni
(€ million)	Note	Share capital	Retained earnings	Cumulative currency translation differences	Other reserves and equity instruments	Treasury shares	Net profit (loss) for the period	Total	Non-controlling interest	Total equity
Balance at December 31, 2021		4,005	22,750	6,530	6,289	(958)	5,821	44,437	82	44,519
Profit for the first six months of 2022							7,398	7,398	10	7,408
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					56			56		56
Share of “Other comprehensive income” on equity-accounted investments					1			1		1
Change of minor investments measured at fair value with effects to OCI					41			41		41
Items that are not reclassified to profit or loss in later periods					98			98		98
Currency translation differences				3,521				3,521	1	3,522
Change in the fair value of cash flow hedge derivatives net of tax effect					(1,947)			(1,947)		(1,947)
Share of “Other comprehensive income” on equity-accounted investments					36			36		36
Items that may be reclassified to profit or loss in later periods				3,521	(1,911)			1,610	1	1,611
Total comprehensive income of the period				3,521	(1,813)		7,398	9,106	11	9,117
Dividend distribution of Eni SpA							(1,522)	(1,522)		(1,522)
Dividend distribution of other companies									(13)	(13)
Allocation of 2021 profit			4,299				(4,299)
Capital contribution by non-controlling interests									20	20
Change in non-controlling interest			21					21	(8)	13
Cancellation of treasury shares					(400)	400
Purchase of treasury shares			(212)		212	(212)		(212)		(212)
Long-term share-based incentive plan			11					11		11
Coupon on perpetual subordinated bonds			(87)					(87)		(87)
Transactions with holders of equity instruments			4,032		(188)	188	(5,821)	(1,789)	(1)	(1,790)
Other changes			36		127			163	3	166
Other changes in equity			36		127			163	3	166
Balance at June 30, 2022		4,005	26,818	10,051	4,415	(770)	7,398	51,917	95	52,012
Profit for the second six months of 2022							6,489	6,489	64	6,553
Other items of comprehensive income
Remeasurements of defined benefit plans net of tax effect					(1)			(1)		(1)
Share of “Other comprehensive income” on equity-accounted investments					2			2		2
Changes of minor investments measured at fair value with effects to OCI					15			15		15
Items that are not reclassified to profit or loss in later periods					16			16		16
Currency translation differences				(2,428)	1			(2,427)		(2,427)
Change in the fair value of cash flow hedge derivatives net of tax effect					2,507			2,507		2,507
Share of “Other comprehensive income” on equity-accounted investments					(48)			(48)		(48)
Items that may be reclassified to profit or loss in later periods				(2,428)	2,460			32		32
Total comprehensive income of the period				(2,428)	2,476		6,489	6,537	64	6,601
Interim dividend distribution of Eni SpA			(1,500)					(1,500)		(1,500)
Dividend distribution of other companies									(47)	(47)
Capital contribution by non-controlling interests									72	72
Purchase of trasury shares			(2,188)		2,188	(2,188)		(2,188)		(2,188)
Long-term incentive plan			7		(21)	21		7		7
Coupon on perpetual subordinated bonds			(51)					(51)		(51)
Change in non-controlling interest			175					175	289	464
Transactions with holders of equity instruments			(3,557)		2,167	(2,167)		(3,557)	314	(3,243)
Other changes			194	(59)	(273)			(138)	(2)	(140)
Other changes in equity			194	(59)	(273)			(138)	(2)	(140)
Balance at December 31, 2022	(22)	4,005	23,455	7,564	8,785	(2,937)	13,887	54,759	471	55,230

56	ENI INTERIM CONSOLIDATED REPORT 2023

Consolidated statement of cash flows

(€ million)	Note	First Half 2023		First Half 2022
Profit of the period			2,721		7,408
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortization	(9) (10) (11)		3,725		3,390
Net Impairments (reversals) of tangible, intangible and right-of-use assets	(12)		389		175
Write-off of tangible and intangible assets	(9)		135		47
Share of (profit) loss of equity-accounted investments	(13)		(691)		(850)
Net gain on disposal of assets			(418)		(444)
Dividend income	(28)		(92)		(151)
Interest income			(236)		(49)
Interest expense			482		490
Income taxes	(29)		2,917		4,895
Other changes			(420)		(52)
Cash flow from changes in working capital:			1,294		(3,840)
- inventories		2,063		(3,073)
- trade receivables		6,043		(147)
- trade payables		(8,444)		(645)
- provisions		(140)		108
- other assets and liabilities		1,772		(83)
Net change in the provisions for employee benefits			23		55
Dividend received			1,340		305
Interest received			153		13
Interest paid			(508)		(447)
Income taxes paid, net of tax receivables received			(3,389)		(3,664)
Net cash provided by operating activities			7,425		7,281
- of which with related parties	(32)		(3,421)		(1,497)
Cash flow from investing activities			(6,278)		(4,309)
- tangible assets	(9)		(4,551)		(3,072)
- intangible assets	(11)		(125)		(121)
- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(23)		(628)		(170)
- investments	(13)		(1,182)		(1,097)
- securities and financing receivables held for operating purposes			(148)		(146)
- change in payables in relation to investing activities			356		297
Cash flow from disposals			580		1,009
- tangible assets			42		7
- intangible assets			32		12
- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(23)		380		4
- investments			35		881
- securities and financing receivables held for operating purposes			24		80
- change in receivables in relation to disposals			67		25
Net change in securities and financing receivables held for non-operating purposes			666		1,670
Net cash used in investing activities			(5,032)		(1,630)
- of which with related parties	(32)		(892)		(353)
Increase in long-term financial debt	(16)		4,050		129
Repayments of long-term financial debt	(16)		(509)		(3,694)
Payments of lease liabilities	(10)		(475)		(556)
Increase (decrease) in short-term financial debt	(16)		(2,113)		2,859
Dividends paid to Eni’s shareholders			(1,509)		(1,520)
Dividends paid to non-controlling interest			(20)		(13)
Net capital contribution by non-controlling interests			(16)		20
Disposal (acquisition) of additional interests in consolidated subsidiaries			(57)		(5)
Purchase of treasury shares	(22)		(406)		(195)
Coupon payment on perpetual subordinated bonds			(87)		(87)
Net cash used in financing activities			(1,142)		(3,062)
- of which with related parties	(32)		(205)		(7)
Effect of exchange rate changes and other changes on cash and cash equivalents			(15)		79
Net increase (decrease) in cash and cash equivalents			1,236		2,668
Cash and cash equivalents - beginning of the period			10,181		8,265
Cash and cash equivalents - end of the period (a)			11,417		10,933

(a) As of June 30, 2022, cash and cash equivalents included €33 million of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item “Assets held for sale”.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	57

Notes on Consolidated Financial Statements

1 Basis of preparation

The Condensed Consolidated Interim Financial Statements as of June 30, 2023 (hereinafter Interim Financial Statements) have been prepared on a going concern basis in accordance with the requirements of IAS 34 “Interim Financial Reporting” (hereinafter IAS 34).

The Interim Financial Statements have been prepared in accordance with the same principles of consolidation and accounting policies described in the last Consolidated Annual Financial Statements (see the related report for more information), except for applying the International Financial Reporting Standards (hereinafter also IFRSs) effective from January 1, 2023, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements.

Consistently with the requirements of IAS 34, the Interim Financial Statements include selected explanatory notes; conversely, the primary financial statements have been prepared in conformity to the requirements of IAS 1 “Presentation of Financial Statements” for a complete set of financial statements.

Current income taxes have been calculated based on the estimated taxable profit for the interim period. Current income tax assets and liabilities have been measured at the amount expected to be paid to/recovered from the taxation Authorities, using tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates estimated on an annual basis.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2023, are presented in the annex “List of companies owned by Eni SpA as of June 30, 2023”. This annex also includes the changes in the scope of consolidation.

On July 27, 2023, Eni’s Board of Directors approved the Interim Financial Statements as of June 30, 2023.

The external auditor PricewaterhouseCoopers SpA carried out a limited review of the Interim Financial Statements; a limited review is significantly less in scope than an audit performed in accordance with the generally accepted auditing standards.

The Interim Financial Statements are presented in euros and all values are rounded to the nearest million euros (€ million).

2 Changes in accounting policies

The amendments to IFRSs effective from January 1, 2023, disclosed in the note “IFRSs not yet effective” of the last Consolidated Annual Financial Statements and adopted by Eni, did not have a material impact on the Consolidated Financial Statements.

3 Significant accounting estimates and judgements

The significant accounting estimates and judgements made by management are disclosed in the last Consolidated Annual Financial Statements. The assumptions underlying the impairment review of assets are disclosed in the notes to the Interim Financial Statements.

4 IFRSs not yet effective

Besides the IFRSs not yet effective already disclosed in the last Consolidated Annual Financial Statements, a brief description of the recent pronouncements from the IASB is provided below.

IFRSs ISSUED BY THE IASB AND NOT YET ADOPTED BY THE EU

On May 23, 2023, the IASB issued the amendments to IAS 12 “International Tax Reform – Pillar Two Model Rules”, aimed to provide, in addition to specific disclosure requirements, a temporary exception from accounting for deferred taxes arising from enacted or substantially enacted tax laws that implement the Pillar Two model rules published by the OECD. The temporary exception is effective immediately upon the issue of these amendments and retrospectively. At European level, in December 2022, the EU Directive 2022/2523, on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the Union, has been adopted. The Directive requires Member States to bring into force the laws, regulations and administrative provisions necessary to comply with the Directive by December 31, 2023 and to apply those measures in respect of the fiscal years beginning from that date; in Italy, the transposition process is still ongoing.

58	ENI INTERIM CONSOLIDATED REPORT 2023

On May 25, 2023, the IASB issued the amendments to IAS 7 and IFRS 7 “Supplier Finance Arrangements”, aimed to introduce disclosure requirements about supplier finance arrangements (e.g. reverse factoring) that enable investors to assess the effects of those arrangements on the buyer’s liabilities, cash flows and exposure to liquidity risk. The amendments shall be applied for annual reporting periods beginning on or after January 1, 2024.

Eni is currently reviewing the International Financial Reporting Standards not yet effective in order to determine the likely impact on the Group’s financial statements.

5 Financial assets at fair value through profit or loss

(€ million)	June 30, 2023	December 31, 2022
Financial assets held for trading
Bonds issued by sovereign states	1,370	1,244
Other	5,290	5,243
	6,660	6,487
Other financial assets at fair value through profit or loss
Other	1,623	1,764
	8,283	8,251

The breakdown by issuing entity and credit rating of securities does not show significant changes compared to the Annual Report 2022.

The fair value hierarchy is level 1 for €5,650 million and level 2 for €2,633 million. During the first half 2023 there were no significant transfers between the different hierarchy levels of fair value.

6 Trade and other receivables

(€ million)	June 30, 2023	December 31, 2022
Trade receivables	10,644	16,556
Receivables from divestments	408	301
Receivables from joint ventures in exploration and production activities	1,601	1,645
Other receivables	2,192	2,338
	14,845	20,840

The decrease in trade receivables of €5,912 million referred to the segments Global Gas & LNG Portfolio for €5,504 million and Plenitude & Power for €951 million and reflected the decrease in the prices of energy commodities resulting in a reduction of the nominal value of the receivables.

In the first half of 2023, Eni divested without recourse receivables, essentially trade receivables, due beyond June 30, 2023, with a nominal value of €1,163 million (€2,212 million at December 31, 2022, due in 2023). Derecognized receivables in the first half of 2023 related to the segments Sustainable Mobility, Refining and Chemicals for €861 million, Global Gas & LNG Portfolio for €287 million and Plenitude & Power for €15 million.

As of 30 June 2023, a trade receivable for the supply of natural gas to the customer Acciaierie d’Italia (ex-ILVA) was outstanding for an amount of €104 million (€373 million at December 31, 2022), past due and subject to a repayment plan. A parent company guarantee has been issued by the shareholders of the debtor covering the entire amount of the receivable.

Receivables due by joint ventures in exploration and production activities included amounts past due of €564 million (€611 million at December 31, 2022) in connection with Eni’s activities in Nigeria. Those receivables were in respect to the share of development costs of the joint operators in oil projects operated by Eni, where the Company is bearing upfront all the costs of the initiative and then is billing the partners’ share through a cash call mechanism. At the balance sheet date, the overdue amount relating to net receivables due to Eni by the Nigerian state oil company NNPC was €437 million (€475 million at December 31, 2022). Approximately a quarter of this amount related to past receivables covered by a repayment plan which was awarding Eni the share of profit oil of the state-owned company in low-risk “rig-less” development initiatives with total recovery collection expected by 2024. This receivable has been recognized in the financial statements net of a discounting factor determined by using the Country WACC.

A cash call exposure towards a privately held Nigerian oil company amounted to €227 million of overdue receivables (€242 million at December 31, 2022), whose amounts were stated net of a provision based on the percentage of expected loss

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	59

defined by Eni for defaulting international oil companies. The partner suspended the payments of the cash calls, which are therefore accumulating, claiming inaccuracy of the billed amounts. Arbitration procedures have been started for the resolution of the dispute.

Receivables from other counterparties comprised: (i) the recoverable amount of €606 million (€566 million at December 31, 2022) of overdue trade receivables owed to Eni by the state-owned oil company of Venezuela, PDVSA, in relation to equity volumes of natural gas supplied by the joint venture Cardón IV, equally participated by Eni and Repsol. Those trade receivables were divested by the joint venture to the two shareholders. The receivables were stated net of an allowance for doubtful accounts, calculated with an expected credit loss rate of about 53% to discount the sovereign default risk assuming a structural delay in collecting natural gas invoices. During the first half 2023, under the approval of US authorities within the context of the sanctions framework against Venezuela, the receivable was reimbursed in-kind by lifting loadings of PDVSA crude oil production; (ii) advances for suppliers for €314 million (€318 million at December 31, 2022) and prepayments for services of €211 million (€196 million at December 31, 2022); (iii) €235 million (€239 million at December 31, 2022) of the amounts to be received from customers following the triggering of the take-or-pay clause of long-term natural gas supply contracts.

Trade and other receivables were stated net of a valuation allowance for doubtful accounts of €2,776 million (€2,954 million at December 31, 2022).

The following table analyses the allowance for doubtful accounts for trade and other receivables:

(€ million)	First Half 2023	First Half 2022
New provisions	(258)	(266)
Net credit losses	(41)	(29)
Reversals of unused provisions	239	130
Net (impairments) reversals of trade and other receivables	(60)	(165)

New provisions related to: (i) the Exploration & Production segment for €152 million for receivables towards joint operators, state oil companies and local private companies for cash calls in oil projects operated by Eni; (ii) the Plenitude business line for €68 million, particularly in the retail business.

Reversals of unused provisions mainly related to: (i) the Global Gas & LNG Portfolio segment for €98 million essentially following the reduction in credit exposures due to the changed market conditions; (ii) the Exploration & Production segment for €61 million of unused provisions of which €42 million in relation to operations of credit offsetting with the Venezuelan state company PDVSA carried out during the period.

Receivables with related parties are disclosed in note 32 – Transactions with related parties.

7 Current and non-current inventories

(€ million)	Current inventories	Non-current inventories
Gross carrying amount at December 31, 2022	8,381	1,935
Write down provisions at December 31, 2022	672	149
Net carrying amount at December 31, 2022	7,709	1,786
Changes of the period	(1,691)	(385)
Other changes	56	(4)
Net carrying amount at June 30, 2023	6,074	1,397
Gross carrying amount at June 30, 2023	6,563	1,430
Write down provisions at June 30, 2023	489	33

Non-current inventories of €1,380 million (€1,764 million at December 31, 2022) are held for compliance purposes and related to Italian subsidiaries in accordance with minimum stock requirements for oil and petroleum products set forth by applicable laws.

The decrease in current and non-current inventories was essentially due to the decline in oil and hydrocarbons prices.

60	ENI INTERIM CONSOLIDATED REPORT 2023

8 Other assets and liabilities

	June 30, 2023				December 31, 2022
	Assets		Liabilities		Assets		Liabilities
(€ million)	Current	Non- current	Current	Non- current	Current	Non- current	Current	Non- current
Fair value of derivative financial instruments	4,217	67	3,186	238	11,076	129	9,042	286
Contract liabilities			464	696			1,145	706
Other taxes	665	159	2,375	26	807	157	1,463	34
Other	1,303	2,139	781	2,450	938	1,950	823	2,208
	6,185	2,365	6,806	3,410	12,821	2,236	12,473	3,234

The fair value related to derivative financial instruments is disclosed in note 20 – Derivative financial instruments.

Other assets included: (i) current and non-current tax credits of €680 million (€366 million at December 31, 2022) and €1,167 million (€903 million at December 31, 2022), respectively, deriving from certain Italian tax measures to incentivize the renovation of residential buildings and energy saving; (ii) gas volumes prepayments that were made in previous years due to the take-or-pay obligations in relation to the Company’s long-term supply contracts, whose underlying current portion Eni plans to recover beyond 12 months for €346 million (within the next 12 months for €41 million and beyond 12 months for €357 million at December 31, 2022); (iii) underlifting positions of the Exploration & Production segment of €295 million (€239 million at December 31, 2022); (iv) non-current receivables for investing activities for €23 million (same amount as of December 31, 2022).

Contract liabilities included: (i) advances received from customers for future gas supplies for €44 million (€538 million at December 31, 2022); (ii) advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system connecting Val d’Agri to the Taranto refinery for €446 million (€430 million at December 31, 2022); (iii) prepaid electronic fuel vouchers for €246 million (€338 million at December 31, 2022); (iv) advances received from Engie SA (former Suez) relating to a long-term agreement for supplying natural gas and electricity, of which current for €57 million and non-current for €246 million (€58 million and €275 million at December 31, 2022, respectively).

Other liabilities included: (i) non-current payables to factoring companies connected with the transfer of the tax credits deriving from incentives and energy saving for €1,017 million (€758 million at December 31, 2022); the current portion of €426 million (€246 million at December 31, 2022) is included in other payables (note 15 - Trade and other payables); (ii) current overlifting imbalances of the Exploration & Production segment for €380 million (€479 million at December 31, 2022); (iii) the value of gas paid and undrawn by customers due to the triggering of the take-or-pay clause provided for by the relevant long-term contracts of which the underlying volumes are expected to be drawn within the next 12 months for €10 million (€85 million at December 31, 2022) and beyond 12 months for €428 million (€358 million at December 31, 2022); (iv) prepaid revenues and deferred income, of which current for €106 million (€104 million at December 31, 2022) and non-current for €224 million (€247 million at December 31, 2022); (v) cautionary deposits for €238 million from retail customers for the supply of gas and electricity (€222 million at December 31, 2022); (vi) payables related to investing activities for €98 million (€83 million at December 31, 2022).

Transactions with related parties are described in note 32 — Transactions with related parties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	61

9 Property, plant and equipment

(€ million)	Property, plant and equipment
Gross carrying amount at December 31, 2022	195,812
Provisions for depreciation and impairments at December 31, 2022	139,480
Net carrying amount at December 31, 2022	56,332
Additions	4,551
Depreciation capitalized	97
Depreciation (a)	(3,186)
Reversals	14
Impairments	(395)
Write-off	(135)
Currency translation differences	(764)
Initial recognition and changes in estimates	305
Changes in the scope of consolidation	659
Other changes	(189)
Net carrying amount at June 30, 2023	57,289
Gross carrying amount at June 30, 2023	195,152
Provisions for depreciation and impairments at June 30, 2023	137,863

(a) Before capitalization of depreciation

Capital expenditures primarily related to the Exploration & Production segment for €3,965 million (€2,538 million in the first half 2022).

More information about Eni’s impairments and reversals is reported in note 12 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

Currency translation differences essentially related to subsidiaries utilizing the US dollar as functional currency.

Initial recognition and change in estimates include the increase in the asset retirement cost of the tangible assets of the Exploration & Production segment, mainly due to the increase in abandonment cost estimates, the start-up of new projects and the decrease in discount rates.

Changes in the scope of consolidation related for €548 million to the acquisition of the BP business in Algeria, which included two mainly production gas concessions “In Amenas” (Eni In Amenas Ltd) and “In Salah” (Eni In Salah Ltd), jointly operated with Sonatrach and Equinor.

Capital expenditures for the purchase of property, plant and equipment, whose extensions of payment terms were negotiated resulting in a reclassification as financial debt, were recognized under the item Other changes (€189 million).

Other changes included the reclassification to held-for-sale assets of certain oil concessions in Congo for €331 million.

Property, plant and equipment included capitalized costs related to wells, plant and machinery, pending exploration and appraisal activities and tangible assets in progress of the Exploration & Production segment as follows:

(€ million)	Wells, plant and machinery	Exploration assets and appraisal	Tangible assets in progress	Total
Carrying amount at December 31, 2022	40,492	1,345	7,627	49,464
Additions		355	3,590	3,945
Depreciation capitalized		11	86	97
Depreciation (a)	(2,879)			(2,879)
Impairments	(165)		(43)	(208)
Write-off		(128)	(7)	(135)
Changes in the scope of consolidation	508		40	548
Currency translation differences	(606)	(20)	(119)	(745)
Initial recognition and changes in estimates	221	12	65	298
Transfers	1,322	(10)	(1,312)
Other changes	(280)	(2)	82	(200)
Carrying amount at June 30, 2023	38,613	1,563	10,009	50,185

(a) Before capitalization of depreciation.

Transfers from E&P tangible assets in progress to E&P UOP wells, plant and machinery related for €1,275 million to the commissioning of wells, plants and machinery primarily in United States, Mexico, Egypt, Iraq, Congo, Italy and United Arab

62	ENI INTERIM CONSOLIDATED REPORT 2023

Emirates.

In the first half 2023, €128 million of capitalized exploration costs were written off as the underlying initiatives were assessed to have not found commercial quantities of hydrocarbons, mainly relating to an initiative in Egypt.

Unproved mineral interests, comprised in assets in progress of the Exploration & Production segment, included the purchase price allocated to unproved reserves following business combinations or acquisition of individual properties. Unproved mineral interests were as follows:

(€ million)	Congo	Nigeria	Turkmenistan	USA	Algeria	Egypt	United Arab Emirates	Italy	Total
Carrying amount at the December 31, 2022	198	958	95	16	211	3	520	2	2,003
Reclassification to Proved Mineral Interest					(11)				(11)
Changes in the scope of consolidation					40				40
Currency differences and other changes	(5)	(16)	(2)		13		(9)		(19)
Carrying amount at June 30, 2023	193	942	93	16	253	3	511	2	2,013

Unproved mineral interests comprised the Oil Prospecting License 245 property (“OPL 245”), offshore Nigeria, whose exploration period expired on May 11, 2021, with an initial value of €904 million corresponding to the price paid in 2011 to the Nigerian Government to acquire a 50% interest in the asset. As of June 30, 2023, the net book value of the property was €1,230 million, including capitalized exploration costs and pre-development costs. The complex criminal proceeding before the Court of Milan related to alleged crimes of international corruption regarding the acquisition of the license has been resolved in favor of Eni during 2022 (see note 28 – Guarantees, Commitments and Risks – Legal proceedings of the Annual Report 2022). The request for the conversion of the license into an Oil Mining Lease (OML) before the relevant Nigerian authorities to start the development of the reserves after having verified the contractual requirements and compliance with all terms and conditions is still pending. Given the inaction of the Nigerian authorities and a continuing deadlock, in 2020 Eni started an arbitration before an ICSID tribunal, the International Centre for Settlement of Investment Disputes, to preserve the value of the investment. Eni believes to have solid arguments to support its claims and, on this basis, management has evaluated the book value of the assets to be recoverable. The asset recoverability has been also tested by estimating the asset’s value-in-use assuming its conversion and the development of the reserves and discounting the expected cash flows at the country WACC, also stress-testing the outcome by assuming further delays in the start-up of the activities. In case of refusal to conversion or a continuing deadlock by the Nigerian authorities or other action suggesting an expropriation, in the next financial reports the Company will consider a reclassification of the asset and the evaluation of the underlying right for compensation.

10 Right-of-use assets and lease liabilities

(€ million)	Right-of-use assets	Lease Liabilities
Gross carrying amount at December 31, 2022	6,862
Provisions for amortization and impairment at December 31, 2022	2,416
Net carrying amount at December 31, 2022	4,446	4,951
Additions	348	348
Decreases		(475)
Depreciation (a)	(469)
Net impairments	(2)
Currency translation differences	(40)	(44)
Change in the scope of consolidation	8	8
Other changes	(58)	(62)
Net carrying amount at June 30, 2023	4,233	4,726
Gross carrying amount at June 30, 2023	6,951
Provisions for depreciation and impairment at June 30, 2023	2,718

(a) Before capitalization of depreciation for tangible assets

Right-of-use assets (RoU) of €4,233 million primarily related: (i) for €2,491 million (€2,653 million at December 31, 2022) to the Exploration & Production segment and mainly comprised leases of certain FPSO vessels hired in connection with operations at offshore development projects in Ghana (OCTP) and Area 1 in Mexico with an expected term ranging

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	63

between 17 and 18 years, including a renewal option as well as multi-year leases of offshore drilling rigs; (ii) for €804 million (€800 million at December 31, 2022) to the Sustainable Mobility, Refining and Chemicals segment relating to highways concessions to market fuels, land leases, leases of service stations for the sale of oil products, leasing of vessels for shipping activities and the car fleet dedicated to the car sharing business; (iii) for €519 million (€548 million at December 31, 2022) to the Corporate and other activities segment mainly relating to property rental contracts.

Lease liabilities related for €479 million (€494 million at December 31, 2022) to the portion of the liabilities attributable to joint operators in Eni-led projects which will be recovered through the mechanism of the cash calls.

Short-term portion of liabilities for leased assets amounted to €853 million (€884 million at December 31, 2022).

Other changes in right-of-use assets and lease liabilities essentially related to early termination or renegotiation of lease contracts.

Liabilities for leased assets with related parties are described in note 32 – Transactions with related parties.

11 Intangible assets

(€ million)	Intangible assets with finite useful lives	Goodwill	Intangible assets with undefinite useful lives	Total
Gross carrying amount at December 31, 2022	6,939
Provisions for amortization and impairment at December 31, 2022	4,576
Net carrying amount at December 31, 2022	2,363	3,138	24	5,525
Additions	125			125
Amortization	(167)			(167)
Impairments	(6)			(6)
Changes in the scope of consolidation	42	6		48
Currency translation differences	(10)			(10)
Other changes	(16)			(16)
Net carrying amount at June 30, 2023	2,331	3,144	24	5,499
Gross carrying amount at June 30, 2023	7,125
Provisions for amortization and impairment at June 30, 2023	4,794

Additions of €125 million (€121 million in the first half of 2022) included the capitalization of costs for customer acquisition in the Plenitude business line for €75 million (€60 million in the first half of 2022).

The carrying amount of intangible assets with finite useful lives included exploration licenses and leasehold acquisition costs as follows:

(€ million)	June 30, 2023	December 31, 2022
Proved licence and leasehold property acquisition costs	98	104
Unproved licence and leasehold property acquisition costs	691	689
	789	793

The carrying amount of goodwill is stated net of cumulative impairment charges amounting to €2,657 million. No write-downs of goodwill recorded in the financial statements were identified as impairment indicators in the half-year, despite the decline in electricity prices which affected the renewables sector.

12 Reversals (Impairments) of tangible and intangible assets and right-of-use assets.

The criteria adopted to identify the Group’s Cash Generating Units (CGU) and to perform the impairment review of the recoverability of the carrying amounts of fixed assets remain unchanged from the Annual Report 2022 (see note 15 – Reversals (Impairments) of tangible and intangible assets and right-of-use assets. Sensitivity of outcomes to alternative scenarios).

The review of the impairment indicators compared to the 2022 financial statements 2022 reflects the reference scenario which in the first half 2023 did not record any substantial change such as to modify the management’s view on the long-term trend price of energy commodities.

After an uninterrupted correction phase underway since the second half of 2022 (-30% related to average values half-year

64	ENI INTERIM CONSOLIDATED REPORT 2023

2023 values versus the half-year 2022 from $108/bbl to $80/bbl), the price of Brent crude oil found a floor in the final part of the half-year following the announcement by OPEC+ to extend the current production agreement, which provided for voluntary cuts in production, in order to support oil prices and thanks to the unilateral decision taken by Saudi Arabia at the meeting of June to reduce the production by 1 million barrels/day in July with possible extensions. OPEC+ initiatives highlighted the alliance’s commitment to balancing the oil supply and maintaining price stability. The drop in short/medium-term price had been anticipated in the company plans, long-term price remains confirmed (80 $/bbl in 2026 real terms).

The ban on importing crude oil and petroleum products from Russia by the European Union and the G-7 countries had an impact on the international flows, without however causing a contraction in supply.

Natural gas price recorded a much sharper decline than crude oil price, particularly in Europe (-60% in respect of average values), due to: (i) excess in supply driven by both contingent factors (mild temperatures, level of stocks) and structural dynamics such as the recovery of US productions and exports via LNG; (ii) a drop in demand due to an ongoing slowdown in industrial production and demand destruction due to energy saving measures; and (iii) the relocation of energy-intensive industries. These trends, discounted in Eni’s long-term gas price forecasts, have outpaced management’s expectations in the short-medium term.

The trend of the refining and chemical scenario was in line with the Company’s plans.

Therefore, no significant impairment indicators were identified for the purposes of assessing the recoverability of fixed assets in the half-yearly report, with the exception of the spot price of natural gas in the European markets, which constitutes the main value driver of gas production CGUs located in Italy and the UK. The impairment test performed at these CGUs resulted in a charge of approximately €170 million relating to a gas field in Italy.

In the Refining business, where the book values had been written down in past reporting periods driven by the structural weaknesses of the sector, which was not subject to reversal, the impairment charges of the period concerned the capitalization of stay-in-business expenses (€171 million) incurred at CGUs already written down. No impairment indicators in the biorefining and oil product marketing sectors were identified, as confirmed by the positive operating performance. The Chemicals business was affected by an expected scenario recording a weakened profitability in the first half of the year, which had been already discounted in the recoverability assessments of the Annual Report.

Finally, a loss was recognized due to the alignment to the fair value of a pool of held-for-sale assets in Congo (approximately €40 million).

13 Investments

Equity-accounted investments

(€ million)	Equity- accounted investments
Carrying amount at December 31, 2022	12,092
Additions and subscriptions	1,119
Share of profit (loss) of equity-accounted investments	678
Deduction for dividends	(1,263)
Currency translation differencies	(280)
Other changes	676
Carrying amount at June 30, 2023	13,022

Acquisitions and subscriptions related: (i) for €880 million to the acquisition from PBF Energy Inc of 50% of the capital of St. Bernard Renewables Llc, an operating biorefinery co-located with PBF’s Chalmette Refinery in Louisiana (United States of America) targeted to have processing capacity of about 1.1 million tonnes/year. It will produce mainly HVO (Hydrotreated Vegetable Oil) for biofuels; (ii) for €64 million to the capital subscription of Qatar Liquefied Gas Company Limited (9) (Eni’s interest 25%), a company participating in the North Field East (NFE) project with a 12.5% interest, equal to an Eni’s interest of 3.125% in the giant project for the development of the country’s LNG; (iii) for €42 million to the subscription of the capital increase of Vårgrønn AS, the joint venture (Eni’s interest 65%) which owns the 20% stake in the Doggerbank A, B and C offshore wind projects in the United Kingdom; (iv) for €23 million to the capital subscription of Coral FLNG SA (Eni’s interest 25%) owner of a floating gas liquefaction plant in the Area 4 concession in Mozambique.

Share of profit (loss) on equity-accounted investments mainly related to profit on: (i) Azule Energy Holdings Ltd for €293

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	65

million; (ii) Vår Energi ASA for 171 million; (iii) Abu Dhabi Oil Refining Company (TAKREER) for €160 million; (iv) ADNOC Global Trading Ltd for €66 million.

Deduction for dividends related to Azule Energy Holdings Ltd for €540 million, to Vår Energi ASA for €328 million, to Abu Dhabi Oil Refining Company (TAKREER) for €277 million and to ADNOC Global Trading Ltd for €92 million.

Other changes included the initial recognition of the joint venture SeaCorridor Srl (Eni’s interest 50.1%) for €575 million following the business combination which involved the sale to Snam of 49.9% interest of the Eni’s companies operating natural gas transportation from Algeria through the TTPC and TMPC pipelines.

As of June 30, 2023, the book and market values of the listed companies Saipem SpA and Vår Energi ASA were as follows:

		Saipem SpA	Vår Energi ASA
Number of shares held		622,476,192	1,573,713,749
% of the investment		31.20	63.04
Share price	(€)	1.275	2.495
Market value	(€ million)	794	3,926
Book value	(€ million)	670	529

As of June 30, 2023, the market capitalization of Saipem share was higher than the book value of the investment by €124 million, in line with the corresponding fraction of the investee’s book equity.

As of June 30, 2023, the market capitalization of the Vår Energi ASA share for Eni’s stake was €3,397 million higher than the book value of the investment.

As of June 30, 2023, the book value of the investments included Azule Energy Holdings Ltd for €4,744 million, Abu Dhabi Oil Refining Company (TAKREER) for €2,343 million, St. Bernard Renewables Llc for €880 million, Saipem SpA for €670 million, SeaCorridor Srl for €596 million, Vår Energi ASA for €529 million, Cardón IV SA for €468 million, Vårgrønn AS for €413 million, Qatar Liquefied Gas Company Limited (9) for €358 million, Coral FLNG SA for €336 million, Mozambique Rovuma Venture SpA for €315 million, Novamont SpA for €250 million and ADNOC Global Trading Ltd for €130 million.

Other investments

(€ million)	Other investments
Carrying amount at December 31, 2022	1,202
Additions and subscriptions	63
Change in the fair value with effect to OCI	15
Currency translation differences	(12)
Other changes	(3)
Carrying amount at June 30, 2023	1,265

Other investments are minority interests in unlisted entities functional to the business. For the evaluation method applied, see Annual Report 2022.

The investment book value as of June 30, 2023, included Nigeria LNG Ltd for €657 million and Saudi European Petrochemical Co “IBN ZAHR” for €108 million.

Dividend income is disclosed in note 28 – Income (expense) from investments.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2023, are presented separately in the annex “List of companies owned by Eni SpA as of June 30, 2023”.

66	ENI INTERIM CONSOLIDATED REPORT 2023

14 Other financial assets

	June 30, 2023		December 31, 2022
(€ million)	Current	Non-current	Current	Non-current
Long-term financing receivables held for operating purposes	19	1,986	11	1,911
Short-term financing receivables held for operating purposes	8		8
	27	1,986	19	1,911
Financing receivables held for non-operating purposes	822		1,485
	849	1,986	1,504	1,911
Securities held for operating purposes		57		56
	849	2,043	1,504	1,967

Financing receivables are stated net of the valuation allowance for doubtful accounts of €391 million (same amount as of December 31, 2022).

Financing receivables held for operating purposes mainly related to funds provided to joint agreements and associates for the execution of industrial projects of interest to Eni in the Exploration & Production segment (€1,906 million). These receivables are the expression of long-term interests in the underlying industrial initiatives. The largest exposure was towards: (i) Mozambique Rovuma Venture SpA (Eni’s interest 35.71%) for €1,233 million (€1,187 million at December 31, 2022), engaged in the development of natural gas reserves of the Coral South field and in the pre-development activities of the Mamba discovery in Area 4 offshore Mozambique; (ii) Coral FLNG SA (Eni’s interest 25%) for €383 million (€356 million at December 31, 2022), which built the floating gas liquefaction plant in the Area 4 concession in Mozambique.

Fair value of non-current financing receivables held for operating purposes of €1,986 million has been estimated based on the present value of expected future cash flows discounted at rates ranging from 2.2% to 6.2% (1.8% and 5.1% at December 31, 2022).

Financing receivables held for non-operating purposes related for €739 million (€1,266 million at December 31, 2022) to restricted deposits in escrow to guarantee transactions on derivative contracts essentially referred to the Global Gas & LNG Portfolio segment.

Fair value of securities derived from quoted market prices and amounted to €55 million.

Receivables with related parties are described in note 32 – Transactions with related parties.

15 Trade and other payables

(€ million)	June 30, 2023	December 31, 2022
Trade payables	11,122	19,527
Down payments and advances from joint ventures in exploration & production activities	608	606
Payables for purchase of non-current assets	2,913	2,561
Payables due to partners in exploration & production activities	1,179	1,235
Other payables	1,644	1,780
	17,466	25,709

The decrease in trade payables of €8,405 million referred to Global Gas & LNG Portfolio segment for €7,534 million and to Sustainable Mobility, Refining and Chemicals segment for €800 million and was due by the decrease in energy commodity prices which reduced the nominal value of payables.

Other payables included: (i) payroll payables for €224 million (€255 million at December 31, 2022); (ii) amounts still due to the triggering of the take-or-pay clause of the long-term supply contracts for €191 million (€284 million at December 31, 2022); (iii) payables for social security contributions for €114 million (€100 million at December 31, 2022).

Because of the short-term maturity and conditions of remuneration of trade payables, the fair values approximated the carrying amounts.

Trade and other payables due to related parties are described in note 32 – Transactions with related parties.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	67

16 Finance debt

	June 30, 2023				December 31, 2022
(€ million)	Short-term debt	Current portion of long-term debt	Long-term debt	Total	Short-term debt	Current portion of long-term debt	Long-term debt	Total
Banks	2,054	1,039	1,449	4,542	3,645	851	1,999	6,495
Ordinary bonds		2,894	16,751	19,645		2,140	16,372	18,512
Sustainability-Linked bonds			3,746	3,746		2	996	998
Commercial papers	20			20	34			34
Other financial institutions	536	151	97	784	767	104	7	878
	2,610	4,084	22,043	28,737	4,446	3,097	19,374	26,917

Finance debt increased by €1,820 million as disclosed in table “Changes in liabilities arising from financing activities” detailed at the end of this paragraph.

Financial payables represented by credit instruments comprised the issue of commercial paper by the Group's financial companies.

As of June 30, 2023, finance debt included €1,300 million of sustainability-linked financial contracts with leading banking institutions which cost is indexed to achievement of Company’s sustainability targets.

Eni has in place a program for the issuance of Euro Medium Term Notes up to €20 billion, of which €17.8 billion were drawn as of June 30, 2023.

Ordinary bonds consisted of bonds issued within the Euro Medium Term Notes Program for a total of €16,153 million and other bonds for a total of €3,492 million.

As of June 30, 2023, ordinary bonds maturing within 18 months amounted to €3,622 million. During the first half 2023, Eni issued new ordinary bonds for €1,245 million within the Euro Medium Term Notes Program.

The following table provides a breakdown of ordinary bonds by issuing entity, maturity date, interest rate and currency as of June 30, 2023:

	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity		Rate %
(€ million)					from	to	from	to
Issuing entity
Euro Medium Term Notes
Eni SpA	1,250	(5)	1,245	EUR		2033		4.250
Eni SpA	1,200	37	1,237	EUR		2025		3.750
Eni SpA	1,000	32	1,032	EUR		2023		3.250
Eni SpA	1,000	11	1,011	EUR		2029		3.625
Eni SpA	1,000	4	1,004	EUR		2026		1.500
Eni SpA	1,000		1,000	EUR		2031		2.000
Eni SpA	1,000		1,000	EUR		2030		0.625
Eni SpA	1,000	(3)	997	EUR		2026		1.250
Eni SpA	900	3	903	EUR		2024		0.625
Eni SpA	800	(4)	796	EUR		2028		1.625
Eni SpA	750	5	755	EUR		2024		1.750
Eni SpA	750	2	752	EUR		2027		1.500
Eni SpA	750	1	751	EUR		2034		1.000
Eni SpA	650	1	651	EUR		2025		1.000
Eni SpA	600	1	601	EUR		2028		1.125
Eni Finance International SA	1,612	8	1,620	USD	2026	2027		variable
Eni Finance International SA	795	3	798	EUR	2025	2043	1.275	5.441
	16,057	96	16,153
Other bonds
Eni SpA	921	11	932	USD		2023		4.000
Eni SpA	921	6	927	USD		2028		4.750
Eni SpA	921	1	922	USD		2029		4.250
Eni SpA	323	1	324	USD		2040		5.700
Eni USA Inc	369		369	USD		2027		7.300
Eni Plenitude Wind 2022 SpA	18		18	EUR		2031		variable
	3,473	19	3,492
	19,530	115	19,645

68	ENI INTERIM CONSOLIDATED REPORT 2023

Information relating to the sustainability-linked bonds issued by Eni SpA is as follows:

(€ million)	Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)
Issuing entity
Eni SpA - Retail	2,000	(2)	1,998	EUR	2028	4.300
Eni SpA - Euro Medium Term Notes	1,000	(3)	997	EUR	2028	0.375
Eni SpA - Euro Medium Term Notes	750	1	751	EUR	2027	3.625
	3,750	(4)	3,746

During the first half 2023 Eni issued two sustainability-linked bonds, the first intended for retail investors for €2,000 million and the second as part of the Euro Medium Term Notes program for €750 million, linked to the achievement of the following sustainability targets: (i) net carbon footprint upstream (GHG emission Scope 1 and 2) equal to or less than 5.2 million tons of CO2 equivalent by December 31, 2025; (ii) renewable energy installed capacity of at least or more than 5 GW December 31, 2025. In case the Company misses those targets, a step-up mechanism will be applied, increasing the interest cost.

A sustainability-linked bond was outstanding for a total nominal amount of €1,000 million which was indexed to achievement of the following sustainability targets: (i) net carbon footprint upstream (GHG emission Scope 1 and 2) equal to or less than 7.4 million tons of CO2 equivalent by 2024; (ii) renewable energy installed capacity of at least or more than 5 GW by 2025, with the same conditions as those issued in 2023.

As of June 30, 2023, Eni retained committed borrowing facilities of €8,078 million. Those facilities bore interest rates reflecting prevailing conditions in the marketplace. The breakdown of committed borrowing facilities are as follows:

(€ million)	June 30, 2023	December 31, 2022
Undrawn long-term sustainability-linked credit facilities	7,950	8,100
Other undrawn long-term borrowing facilities		2
Other drawn long-term borrowing facilities		70
Long-term borrowing facilities	7,950	8,172
Other undrawn short-term borrowing facilities	26	43
Other drawn short-term borrowing facilities	102	83
Short-term borrowing facilities	128	126
	8,078	8,298

As of June 30, 2023, Eni was in compliance with covenants and other contractual provisions in relation to borrowing facilities.

Fair value of long-term debt, including the current portion of long-term debt is described below:

(€ million)	June 30, 2023	December 31, 2022
Ordinary bonds and sustainability-linked bonds	22,292	18,167
Banks	2,375	2,733
Other financial institutions	249	111
	24,916	21,011

Fair value of finance debts was calculated by discounting the expected future cash flows at discount rates ranging from 2.2% to 6.2% (1.8% and 5.1% at December 31, 2022).

Because of the short-term maturity and conditions of remuneration of short-term debt, the fair value approximated the carrying amount.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	69

Changes in liabilities arising from financing activities

(€ million)	Long-term debt and current portion of long- term debt	Short-term debt	Long-term and current portion of long-term lease liabilities	Total
Carrying amount at December 31, 2022	22,471	4,446	4,951	31,868
Cash flows	3,541	(2,113)	(475)	953
Currency translation differences	(45)	(8)	(49)	(102)
Change in the scope of consolidation		148	8	156
Other non-monetary changes	160	137	291	588
Carrying amount at June 30, 2023	26,127	2,610	4,726	33,463

Changes in the scope of consolidation referred to the Global Gas & LNG Portfolio segment for €147 million and to the Plenitude business line for €8 million.

Other non-monetary changes included €348 million of lease liabilities assumptions and €217 million of trade payables whose payment terms have been deferred with consequent reclassification under financial payables.

Lease liabilities are described in note 10 – Right-of-use assets and lease liabilities.

Transactions with related parties are described in note 32 – Transactions with related parties.

17 Information on net borrowings

(€ million)	June 30, 2023	December 31, 2022
A. Cash	2,957	3,351
B. Cash equivalents	8,460	6,804
C. Other current financial assets	9,105	9,736
D. Liquidity (A+B+C)	20,522	19,891
E. Current financial debt	5,504	6,588
F. Current portion of non-current financial debt	2,043	1,839
G. Current financial indebtedness (E+F)	7,547	8,427
H. Net current financial indebtedness (G-D)	(12,975)	(11,464)
I. Non-current financial debt	5,419	6,073
J. Debt instruments	20,497	17,368
K. Non-current trade and other payables
L. Non-current financial indebtedness (I+J+K)	25,916	23,441
M. Total financial indebtedness (H+L)	12,941	11,977

Cash and cash equivalents include approximately €212 million subjected to foreclosure measures by third parties and payment guarantees.

Other current financial assets include: (i) financial assets at fair value through profit or loss, disclosed in note 5 – Financial assets at fair value through profit or loss; (ii) financing receivables, disclosed in note 14 – Other financial assets.

Current and non-current finance debts are disclosed in note 16 – Finance debts.

Current portion of non-current financial debt and non-current financial debt include lease liabilities of €853 million and €3,873 million (€884 million and €4,067 million at December 31, 2022, respectively) of which €479 million (€494 million at December 31, 2022) related to the share of joint operators in upstream projects operated by Eni which will be recovered through a partner cash-call billing process.

70	ENI INTERIM CONSOLIDATED REPORT 2023

18 Provisions

(€ million)	Provisions for contingencies
Carrying amount at December 31, 2022	15,267
New or increased provisions	633
Initial recognition and changes in estimates for site restoration, abandonment and social project	305
Accretion discount	151
Reversals of utilized provisions	(817)
Reversals of unutilized provisions	(120)
Currency translation differences	(74)
Other changes	(147)
Carrying amount at June 30, 2023	15,198

Provisions recognized in the first half of 2023 primarily related to environmental costs, contractual disputes and costs for insurance claims.

The increase in initial recognition and changes in estimates for site restoration, abandonment and social project of the Exploration  & Production segment was primarily due to the increase in abandonment cost estimates, the start-up of new projects and the decrease in discount rates.

Utilizations related to the progress in spending the accrued amounts in environmental remediation projects and compensations for insurance claims.

Reversals of unused provisions mainly referred to Global Gas & LNG Portfolio segment and related to contractual triggers, renegotiations and settlements relating to previous reporting periods which are typical of the sector.

19 Deferred tax assets and liabilities

(€ million)	June 30, 2023	December 31, 2022
Deferred tax liabilities before offsetting	8,887	9,315
Deferred tax assets available for offset	(3,322)	(4,221)
Deferred tax liabilities	5,565	5,094
Deferred tax assets before offsetting (net of accumulated write-down provisions)	7,831	8,790
Deferred tax liabilities available for offset	(3,322)	(4,221)
Deferred tax assets	4,509	4,569

The following table summarizes the changes in deferred tax liabilities and assets:

(€ million)	Deferred tax liabilities before offsetting	Deferred tax assets before offsetting, gross	Accumulated write-downs of deferred tax assets	Deferred tax assets before offsetting net of accumulated write-down provisions
Carrying amount at December 31, 2022	9,315	(14,960)	6,170	(8,790)
Changes of the period	(804)	837	207	1,044
Changes with effect to OCI	201	(17)		(17)
Currency translation differences	(111)	104	(35)	69
Other changes	286	(181)	44	(137)
Carrying amount at June 30, 2023	8,887	(14,217)	6,386	(7,831)

Taxes are also described in note 29 – Income taxes.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	71

20 Derivative financial instruments

	June 30, 2023			December 31, 2022
	Fair value asset	Fair value liability	Level of Fair value	Fair value asset	Fair value liability	Level of Fair value
(€ million)
Non-hedging derivatives
Derivatives on exchange rate
- Currency swap	48	22	2	110	132	2
- Interest currency swap		131	2	1	144	2
- Outright		9	2	3	12	2
	48	162		114	288
Derivatives on interest rate
- Interest rate swap	73	56	2	137	58	2
	73	56		137	58
Derivatives on commodities
- Over the counter	3,362	3,083	2	9,571	8,663	2
- Future	3,513	2,781	1	6,886	5,764	1
- Options	4	5	1		2	1
- Other		15	2		80	2
	6,879	5,884		16,457	14,509
	7,000	6,102		16,708	14,855
Cash flow hedge derivatives
Derivatives on commodities
- Over the counter	41	54	2
- Future		5	1	339	192	1
	41	59		339	192
Derivatives on interest rate
- Interest rate swap	24		2	21		2
	24			21
	65	59		360	192
Options
- Other options		44	3		144	3
		44			144
Gross amount	7,065	6,205		17,068	15,191
Offsetting	(2,781)	(2,781)		(5,863)	(5,863)
Net amount	4,284	3,424		11,205	9,328
Of which:
- current	4,217	3,186		11,076	9,042
- non-current	67	238		129	286

During 2021, Eni entered into sustainability-linked interest rate swaps and cross currency swaps with leading banking institutions which provide for a cost adjustment mechanism linked to the achievement of certain sustainability targets. As of June 30, 2023, the fair value of these contracts amounted to positive €29 million.

Derivatives fair values were estimated based on market quotations provided by primary info-provider or, alternatively, appropriate valuation techniques generally adopted in the marketplace.

During the first half 2023, there were no transfers between the different hierarchy levels of fair value.

Effects recognized in other operating profit (loss)

(€ million)	First Half 2023	First Half 2022
Net income (loss) on cash flow hedging derivatives		19
Net income (loss) on other derivatives	41	(793)
	41	(774)

Effects recognized in finance income (loss)

(€ million)	First Half 2023	First Half 2022
Derivatives on exchange rate	(20)	(139)
Derivatives on interest rate	8	49
Options on securities		2
	(12)	(88)

More information is disclosed in note 32 – Transactions with related parties.

72	ENI INTERIM CONSOLIDATED REPORT 2023

21 Assets held for sale and liabilities directly associated with assets held for sale

As of June 30, 2023, assets held for sale and directly associated liabilities of €391 million and €213 million, respectively, primarily related to oil producing assets in Congo and the exploration company Eni Gabon SA.

During the first half 2023, Eni sold assets indicated in the 2022 financial statements. In particular: (i) the sale to Snam of the 49.9% stake in the investments managing the transport rights of the TTPC/Transmed gas pipelines that connect Algeria to Italy through Tunisia and the Mediterranean Sea. Eni collected €405 million as consideration for the transaction and, at the reporting date, recognized a receivable for divestment activities of €168 million realizing a capital gain of €415 including positive exchange differences of €7 million and a gain from fair value adjustment of €409 million; (ii) the sale of equity investments for €35 million realizing a capital gain of €2 million.

22 Equity

Equity attributable to equity holders of Eni

(€ million)	June 30, 2023	December 31, 2022
Share capital	4,005	4,005
Retained earnings	35,429	23,455
Cumulative currency translation differences	6,570	7,564
Other reserves and equity instruments:
- Perpetual subordinated bonds	5,000	5,000
- Legal reserve	959	959
- Reserve for treasury shares	974	2,937
- Reserve for OCI on cash flow hedging derivatives	152	(342)
- Reserve for OCI on defined benefit plans	(58)	(58)
- Reserve for OCI on equity-accounted investments	110	46
- Reserve for OCI on other investments valued at fair value	68	53
- Other reserves	190	190
Treasury shares	(974)	(2,937)
Profit	2,682	13,887
	55,107	54,759

Share capital

As of June 30, 2023, the parent company’s issued share capital consisted of €4,005,358,876 (same amount as of December 31, 2022) represented by 3,375,937,893 ordinary shares without nominal value (3,571,487,977 ordinary shares at December 31, 2022).

On May 10, 2023, Eni’s Shareholders’ Meeting resolved: (i) to distribute available reserves by way of and in place of the payment of the dividend for the year 2023 of €0.94 per share in four tranches, in September 2023 (for an amount equal to €0.24 per share), November 2023 (for an amount equal to €0.23 per share), March 2024 (for an amount equal to €0.24) and May 2024 (for an amount equal to €0.23); (ii) to cancel 195,550,084 treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €2,400 million (equal to the carrying value of the cancelled shares); (iii) to authorize the Board of Directors pursuant to and for the purposes of Art. 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period up to 30 April 2024, in a maximum number of shares to be purchased equal to 337,000,000 ordinary shares for a total outlay of up to € 3.5 billion, of which: (a) up to a maximum of 275,000,000 shares for the purchase of treasury shares for the purpose of remunerating Shareholders; (b) up to a maximum of no. 62,000,000 shares for establishment of the so-called stock store. In execution of this resolution, as of June 30, 2023, 33,615,434 treasury shares had been purchased for a total value of €437 million.

Perpetual subordinated hybrid bonds

Hybrid bonds are governed by English law and are traded on the regulated market of the Luxembourg Stock Exchange. As of December 31, 2022, hybrid bonds amounted to €5 billion (same amount as of December 31, 2022).

Treasury shares

A total of 64,163,184 Eni’s ordinary shares (226,097,834 at December 31, 2022) were held in treasury for a total cost of €974 million (€2,937 million at December 31, 2022).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	73

During the first half 2023, 33,615,434 shares were acquired, for a total value of €437 million; 195,550,084 treasury shares have been cancelled for a total value of €2,400 million.

23 Other information

Supplemental cash flow information

(€ million)	First Half 2023	First Half 2022
Investment in consolidated subsidiaries and businesses
Current assets	187	3
Non-current assets	726	276
Net borrowings	15	(86)
Current and non-current liabilities	(275)	(6)
Net effect of investments	653	187
Non-controlling interests	(2)	(15)
Purchase price	651	172
Cash and cash equivalents	(23)	(2)
Consolidated subsidiaries and businesses net of cash and cash equivalent acquired	628	170

Disposal of consolidated subsidiaries and businesses
Current assets	130	5
Non-current assets	153	1
Net borrowings	172	7
Current and non-current liabilities	(124)	(4)
Net effect on disposals	331	9
Current value of the stake held after the sale of control	(575)
Reclassification to profit or loss of other components of comprehensive income	(7)
Valuation at fair value of the stake held after the sale of control	409
Receivables for divestments	(168)
Gain on disposals	415	2
Selling price	405	11
Cash and cash equivalents	(25)	(7)
Consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	380	4

On January 30, 2023, Eni finalized the acquisition of the 81 MW Kellam photovoltaic plant located in North Texas. The total cash consideration of the transaction amounted to €37 million with assumption of cash and cash equivalents for €1 million. The price allocation of net assets acquired was made on a provisional basis without recognition of goodwill. The acquisition was part of the Plenitude business line.

On February 9, 2023, Eni finalized the acquisition of the Spanish company Maristella Directorship SLU, entitled of a solar energy project with a capacity of 90 MWp. The total cash consideration of the transaction amounted to €5 million allocated to the balance sheet item "Assets in progress". The acquisition was part of the Plenitude business line.

On February 28, 2023, Eni finalized the acquisition of the BP business in Algeria, including the two gas-producing concessions “In Amenas” (Eni In Amenas Ltd) and “In Salah” (Eni In Salah Ltd), assets jointly operated with Sonatrach and Equinor. The total cash consideration of the transaction amounted to €476 million. The price allocation of net assets acquired was made on a definitive basis without recognition of goodwill. The acquisition was part of the Exploration & Production segment.

On May 11, 2023, Eni finalized the acquisition of two Spanish companies, Wind Hero SLU and Wind Grower SLU, entitled of two solar energy projects with a capacity of 50 MW each. The total cash consideration of the transaction amounted to €8 million, of which €4 million paid as advance in 2022, allocated to the balance sheet item "Assets in progress". The acquisition was part of the Plenitude business line.

On June 21, 2023, Eni finalized the acquisition of two Spanish companies, HLS Bonete PV SLU and HLS Bonete Topco SLU, entitled of two photovoltaic operating assets with a total capacity of 96 MWp. The total cash consideration of the transaction amounted to €118 million with assumption of cash and cash equivalents for €22 million. The price allocation of net assets acquired was made on a provisional basis with recognition of goodwill for €5 million. The acquisition was part of the Plenitude business line.

74	ENI INTERIM CONSOLIDATED REPORT 2023

24 Guarantees, commitments and risks

Guarantees, commitments and risks

The amount of guarantees and risks did not show significant changes compared to what is indicated in the Annual Report 2022.

Eni has in place long-term natural gas supply contracts with the Russian company Gazprom. In the first half of 2023 supplies to Eni were effectively reduced to zero as part of various trade disputes between the parties. Eni, having fulfilled its contractual commitments, expects this situation to continue in the second half of the year also considering that the external context has not undergone any changes.

Risk factors

For the disclosure relating to the management of financial risks, reference is made to the Annual Report 2022.

The updates relate to "Market risk - Strategic liquidity" and "Liquidity risk" and are provided below.

Market risk - Strategic liquidity

As of June 30, 2023, the average rating of the Strategic liquidity investment portfolio was A/A-, unchanged compared to December 31, 2022.

The following tables show amounts in terms of VaR, recorded in first half 2023 (compared with 2022), relating to interest rate and exchange rate risks in the first section and commodity risk (aggregated by type of exposure). Regarding the management of strategic liquidity, the table reports the sensitivity to changes in interest rate.

(Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

	First Half 2023				2022
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Interest rate (a)	7.26	1.79	3.28	3.04	9.05	2.61	5.19	3.22
Exchange rate (a)	0.62	0.06	0.24	0.09	0.95	0.09	0.29	0.34

(a) Value at risk deriving from interest and exchange rates exposures includes the following finance departments: Eni Corporate Finance Department, Eni Finance International SA and Banque Eni SA.

(Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

	First Half 2023				2022
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Management Portfolio - Commercial exposures (a)	257.89	29.61	82.16	43.59	800.39	30.65	261.41	30.65
Trading (b)	1.42	0.05	0.40	0.54	1.63	0.01	0.36	0.04

(a) Refers to the Global Gas & LNG Portfolio, Power Generation & Marketing, EE-REVT, Plenitude, Eni Trading & Biofuels, Eni Global Energy Markets (commercial portfolios). VaR is calculated on the so-called Statutory view, with a time horizon that coincides with the year considering all the volumes delivered in the year and the relevant financial hedging derivatives. Consequently, during the year the VaR pertaining to GGP, Power G&M, EE-REVT and Plenitude presents a decreasing trend following the progressive reaching of the maturity of the positions within the annual horizon.
(b) Cross-commodity proprietary trading, through financial instruments, pertains to Eni Trading & Biofuels and Eni Global Energy Markets (London-Bruxelles-Singapore) and Eni Trading & Shipping Inc (Houston).

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2023				2022
(€ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - € Portfolio (a)	0.22	0.13	0.16	0.21	0.30	0.16	0.23	0.16

(a) Management of strategic liquidity portfolio in € currency starting from July 2013.

(Sensitivity - Dollar value of 1 basis point - DVBP)

	First Half 2023				2022
($ million)	High	Low	Average	At period end	High	Low	Average	At year end
Strategic liquidity - $ Portfolio (a)	0.07	0.04	0.06	0.06	0.13	0.04	0.08	0.04

(a) Management of strategic liquidity portfolio in US$ currency starting from August 2017.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	75

Liquidity risk

Eni has in place a program for the issuance of Euro Medium-Term Notes up to €20 billion, of which €17.8 billion were drawn as of June 30, 2023 (€15.4 billion drawn by Eni SpA). The Group has credit ratings of A- outlook Stable and A-2, respectively, for long and short-term debt, assigned by Standard & Poor’s; Baa1 outlook Negative and P-2, respectively, for long and short-term debt, assigned by Moody’s; A- outlook Stable and F1, respectively for long and short-term debt, assigned by Fitch. Eni’s credit rating is linked, in addition to the Company’s industrial fundamentals and trends in the trading environment, to the sovereign credit rating of Italy. Based on the methodologies used by the credit rating agencies, a downgrade of Italy’s credit rating may trigger a potential knock-on effect on the credit rating of Italian issuers such as Eni. No changes were reported in the first half 2023.

As of June 30, 2023, Eni retained undrawn uncommitted short-term borrowing facilities amounting to €6,002 million and committed borrowing facilities of €8,078 million (€7,950 million owned by Eni SpA), of which undrawn for €7,950 million. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.

Expected payments for financial debts, lease liabilities and trade and other payables

The table below summarizes the Group main contractual obligations for finance debt and lease liability repayments, including expected payments for interest charges and liabilities for derivative financial instruments.

	Maturity year
(€ million)	2023	2024	2025	2026	2027	2028 and thereafter	Total
Financial liabilities	5,407	2,329	2,603	3,611	2,269	12,410	28,629
Lease liabilities	550	604	482	385	355	2,320	4,696
Fair value of derivative financial instruments	3,180	13	43	55		133	3,424
	9,137	2,946	3,128	4,051	2,624	14,863	36,749
Interest on finance debt	363	682	640	542	428	1,115	3,770
Interest on lease liabilities	124	216	188	167	148	697	1,540
	487	898	828	709	576	1,812	5,310
Financial guarantees	1,642						1,642

Liabilities for leased assets including interest charges for €723 million pertained to the share of joint operators participating in unincorporated joint operation operated by Eni which will be recovered through a partner-billing process.

The table below presents the timing of the expenditures for trade and other payables.

	Maturity year
(€ million)	2023	2024 and thereafter	Total
Trade payables	11,122		11,122
Other payables and advances	6,344	168	6,512
	17,466	168	17,634

Expected payments under contractual obligations

In addition to lease, financial, trade and other liabilities represented in the balance sheet, Eni is subject to non-cancellable contractual obligations or obligations the cancellation of which requires the payment of a penalty. These obligations will require cash settlements in future reporting periods. These liabilities are valued based on the net cost for the company to fulfill the contract, which consists of the lowest amount between the costs for the fulfillment of the contractual obligation and the contractual compensation/penalty in the event of non-performance.

The Company’s main contractual obligations at the balance sheet date comprise take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to collect the product or the service in future years. The amounts due were calculated on the basis of the assumptions for gas prices and services included in the four-year industrial plan approved by the Company’s management and for subsequent years on the basis of management’s long-term assumptions.

The table below summarizes the Group principal contractual obligations for the main existing contractual obligations as of the balance sheet date, shown on an undiscounted basis.

76	ENI INTERIM CONSOLIDATED REPORT 2023

Amounts expected to be paid in 2023 for decommissioning Oil & Gas assets and for environmental clean-up and remediation are based on management’s estimates and do not represent financial obligations at the closing date.

	Maturity year
(€ million)	2023	2024	2025	2026	2027	2028 and thereafter	Total
Decommissioning liabilities (a)	393	566	362	380	530	11,703	13,934
Environmental liabilities	418	587	423	306	335	1,517	3,586
Purchase obligations (b)	13,026	20,955	17,939	14,699	11,318	55,406	133,343
- Gas
. take-or-pay contracts	10,872	19,940	17,385	14,368	11,116	55,333	129,014
. ship-or-pay contracts	855	553	485	318	193	44	2,448
- Other purchase obligations	1,299	462	69	13	9	29	1,881
Total	13,837	22,108	18,724	15,385	12,183	68,626	150,863

(a) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(b) Concern commitments for the purchase of goods or services that the company is obliged to fulfill as binding under the terms of the contract.

Disclosures about the offsetting of financial instruments

(€ million)	Gross amount of financial assets and liabilities	Gross amount of financial assets and liabilities subject to offsetting	Net amount of financial assets and liabilities
June 30, 2023
Financial assets
Trade and other receivables	17,766	2,921	14,845
Other current assets	8,964	2,779	6,185
Other non-current assets	2,367	2	2,365
Financial liabilities
Trade and other liabilities	20,387	2,921	17,466
Other current liabilities	9,585	2,779	6,806
Other non-current liabilities	3,412	2	3,410
December 31, 2022
Financial assets
Trade and other receivables	23,546	2,706	20,840
Other current assets	18,684	5,863	12,821
Other non-current assets	2,236		2,236
Financial liabilities
Trade and other liabilities	28,415	2,706	25,709
Other current liabilities	18,336	5,863	12,473
Other non-current liabilities	3,234		3,234

The offsetting of financial assets and liabilities related to: (i) receivables and payables pertaining to the Exploration & Production segment towards state entities for €2,837 million (€2,651 million at December 31, 2022) and trade receivables and trade payables pertaining to Eni Trading & Shipping Inc for €84 million (€55 million at December 31, 2022); (ii) other current and non-current assets and liabilities for derivative financial instruments of €2,781 million (€5,863 million at December 31, 2022).

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	77

Legal Proceedings

The Condensed Consolidated Interim Financial Statement pursuant to IAS 34 is an update of the Annual Report 2022 and, as such, presumes full knowledge of the latter. In the first half of 2023, there were not any significant developments in the proceedings to which the Company is a party such as to imply an increase in the risk of unfavorable outcomes or in the potential losses associated with them. Accordingly, for a complete disclosure of the legal proceedings in which Eni is involved, please refer to note 28 – Guarantees, commitments and risks of the Annual Report 2022 where the most significant proceedings currently pending are disclosed. Unless otherwise indicated, these legal proceedings have not been provisioned because Eni believes a negative outcome to be unlikely or because the amount of the provision cannot be estimated reliably.

As for the developments recorded in the first half of 2023, the main highlights are the followings:

–	in relation to the malfunctioning of a hydraulic barrier at the Porto Torres site, a Third Instance Court issued a final verdict, which confirmed a one-year prison for the crime of environmental disaster against a former manager and two former employees of Eni Rewind, returning to the judge of the Civil Court the quantification of any damage compensation to be eventually awarded to the plaintiffs. The Company does not expect any significant financial impact.

–	in relation to the complex matter of the clean-up and environmental remediation of the site of Cengio and the dispute pending with the Italian Ministry for the Environment regarding the alleged environmental damage, discussions are underway between an Eni subsidiary in charge of the reclamation activities and the Ministry with the aim of defining a settlement agreement, with the Judicial authority strongly recommending such an outcome.

–	in relation to a proceeding about alleged liabilities related to climate change pending before some courts in California (US), the US Supreme Court has resolved to confirm the jurisdiction of the Californian courts in the matter. Eni and the other oil companies summoned in the case are planning to file a petition for coordination aimed at joining all proceedings before a sole court. In the meantime, Eni has filed before each court, through the joint defence group, a motion to quash complaining the courts’ jurisdiction on the case based on the absence of personal jurisdiction due to lack of any relevant contacts with the Californian State.

–	in relation to an investigation about alleged violation of health rules at Val d'Agri Oil Center (COVA), the proceeding was closed on the basis of the decision of the judge for the preliminary investigations without any consequence for Eni.

–	in relation to several criminal proceedings triggered by allegations of evasion of the payment of excise duties on fuel volumes supplied to the market, then combined in a single proceeding before the Prosecutor Office of Rome, a final acquittal sentence was issued in 2023, which closes the proceeding without any consequences for the Company. The tax disputes were closed through a settlement agreement in 2019.

–	in relation to the criminal proceeding 12333/2017 brought by the Public Prosecutor Office of Milan, the management believes that this proceeding no longer represents any risk for the Company, following recent developments in the criminal investigation.

Compared to the Annual Report 2022, the Company became part of the following new disputes:

(i)	Sannazzaro Refinery - Proceeding in relation to alleged criminal offloading - Public Prosecutor's Office of Pavia. A criminal proceeding is pending for alleged crimes of environmental pollution and lack of remediation in relation to discharge of sewage from Eni’s refinery located at Sannazzaro de' Burgondi, based on the findings carried out by a regional agency for the protection of environment (ARPA) on the level of contamination of a neighboring drain into which the refinery is discharging. Some pro-tempore managers of the refinery are under investigation, as well as Eni SpA pursuant to the Legislative Decree no. 231/2001, stating the liabilities of legal entities for crimes committed by their employees, in relation to the alleged crime of environmental pollution.

During the investigation phase, the Public Prosecutor's Office of Pavia acquired documentation and IT material until May 23, 2023 and, afterwards, ordered a seizure of the sewage treatment plant (TAE) of the refinery and some service canals, to carry out technical analysis on the depurator.

At present, the technical investigations ordered by the Public Prosecutor's Office are in progress and the proceeding is pending at the preliminary investigation phase.

78	ENI INTERIM CONSOLIDATED REPORT 2023

(ii)	Eni SpA - Pomezia depot – Involuntary environmental pollution. A criminal proceeding is ongoing concerning an alleged crime of pollution of the groundwater underlying the fuel depot in Pomezia attributable, according to the indictment, to product leaks from the tanks.

The Public Prosecutor's Office has appointed its technical consultants to carry out a technical review of the site to verify the state of environmental contaminations at the tanks. As a result of these assessments, two Eni's employees as well as Eni SpA pursuant to Legislative Decree no. 231/01 were notified of being under investigation for the alleged crime. Subsequently, the Public Prosecutor issued a request for indictment, following which the preliminary hearing was set for March 21, 2024.

(iii)	Eni SpA - Greenpeace Onlus, ReCommon APS and others - Climate dispute. On May 9, 2023, the NGOs Greenpeace Onlus and ReCommon APS, together with 12 private citizens, summoned Eni, the Ministry of Economy and Finance and an Italian agency, Cassa Depositi e Prestiti, before the Civil Court of Rome based on allegations of climate change responsibility. The plaintiffs claimed economic losses and other damages and requested that Eni revises its decarbonisation strategy (for example by reducing by 45% its emissions by 2030 compared to 2020 levels, or other appropriate measures to comply with the Paris Agreement) as well as the cessation of any harmful conducts. In the summon, the plaintiffs also contested several alleged environmental crimes (not always connected to climate change) due to alleged illicit mismanagement on part of Eni without, however, formulating any specific claim or request of remediation. The deadline for Eni to appear before the Court will expire on September 21, 2023, while the hearing for the parties to appear is scheduled on November 30, 2023.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	79

25 Sales from operations

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemical	Plenitude & Power	Corporate and other activities	Total
First Half 2023
Sales from operations	5,374	9,523	24,403	7,385	91	46,776
Sales from operations by geographical area of destination
Italy	7	4,143	7,955	5,124	36	17,265
Other European Union		2,560	4,385	2,239	2	9,186
Rest of Europe	21	2,267	6,840		11	9,139
Americas	140		3,179	12	5	3,336
Asia	889	553	1,989	10	11	3,452
Africa	4,293		54		26	4,373
Other areas	24		1			25
	5,374	9,523	24,403	7,385	91	46,776
Products sales and service revenues
Sales of crude oil	1,835		9,862			11,697
Sales of oil products	505		11,466			11,971
Sales of natural gas and LNG	2,895	9,297	13	2,827		15,032
Sales of petrochemical products			2,384			2,384
Sales of power				3,781		3,781
Sales of other products	27	117	192	80	1	417
Services	112	109	486	697	90	1,494
	5,374	9,523	24,403	7,385	91	46,776
Transfer of goods/services
Goods/Services transferred in a specific moment	5,186	9,479	24,371	7,385	86	46,507
Goods/Services transferred over a period of time	188	44	32		5	269
First Half 2022
Sales from operations	6,194	18,568	29,389	9,442	92	63,685
Sales from operations by geographical area of destination
Italy	298	9,784	9,454	7,143	34	26,713
Other European Union		3,789	8,119	2,287	1	14,196
Rest of Europe	22	3,857	6,666		18	10,563
Americas	153		3,057	4	6	3,220
Asia	1,016	1,094	2,035	8	9	4,162
Africa	4,662	44	56		24	4,786
Other areas	43		2			45
	6,194	18,568	29,389	9,442	92	63,685
Products sales and service revenues
Sales of crude oil	2,776		10,273			13,049
Sales of oil products	554		14,518			15,072
Sales of natural gas and LNG	2,758	18,346	30	3,153		24,287
Sales of petrochemical products			3,767		3	3,770
Sales of power				5,306		5,306
Sales of other products	26	17	221	114	1	379
Services	80	205	580	869	88	1,822
	6,194	18,568	29,389	9,442	92	63,685
Transfer of goods/services
Goods/Services transferred in a specific moment	6,046	18,486	29,250	9,343	29	63,154
Goods/Services transferred over a period of time	148	82	139	99	63	531

Sales from operations by industry segment are disclosed in note 31 – Segment information.

Sales from operations with related parties are disclosed in note 32 – Transactions with related parties.

80	ENI INTERIM CONSOLIDATED REPORT 2023

26 Costs

Purchase, services and other charges

(€ million)	First Half 2023	First Half 2022
Production costs - raw, ancillary and consumable materials and goods	29,906	39,406
Production costs - services	5,445	5,331
Lease expense and other	713	868
Net provisions for contingencies	485	479
Other expenses	740	894
	37,289	46,978
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(182)	(96)
	37,107	46,882

Purchase, services and other charges included prospecting costs, geological and geophysical studies of exploration activities for €119 million (€105 million in the first half 2022).

Payroll and related costs

(€ million)	First Half 2023	First Half 2022
Payroll and related costs	1,605	1,605
Less: capitalized direct costs associated with self-constructed assets - tangible and intangible assets	(65)	(57)
	1,540	1,548

Costs with related parties are disclosed in note 32 – Transactions with related parties.

27 Finance income (expense)

(€ million)	First Half 2023	First Half 2022
Finance income	3,196	3,456
Finance expense	(3,552)	(3,805)
Net finance income (expense) from financial assets at fair value through profit or loss	125	(91)
Income (expense) from derivative financial instruments	(12)	(88)
Finance income (expense)	(243)	(528)

The analysis of finance income (expense) was as follows:

(€ million)	First Half 2023	First Half 2022
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(315)	(241)
Net finance income (expense) on financial assets held for trading	113	(91)
Net finance income (expense) on other financial assets valued at fair value with effects through profit or loss	12
Interest and other expense due to banks and other financial institutions	(111)	(59)
Interest on lease liabilities	(125)	(171)
Interest from banks	161	5
Interest and other income on financial receivables and securities held for non-operating purposes	6	8
	(259)	(549)
Exchange differences	104	180
Income (expense) from derivative financial instruments	(12)	(88)
Other finance income (expense)
Capitalized finance expense	32	13
Interest and other income on financing receivables and securities held for operating purposes	65	47
Finance expense due to the passage of time (accretion discount) (a)	(151)	(70)
Other finance income (expense)	(22)	(61)
	(76)	(71)
	(243)	(528)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	81

Information about leases is disclosed in note 10 – Right-of-use assets and lease liabilities.

The analysis of derivative financial income (expense) is disclosed in note 20 – Derivative financial instruments.

Finance income (expense) with related parties is disclosed in note 32 – Transactions with related parties.

28 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

Information is provided in note 13 – Investments.

Other gain (loss) from investments

(€ million)	First Half 2023	First Half 2022
Dividends	92	151
Net gain (loss) on disposals	418	434
Other net income (expense)	405	74
	915	659

Dividend income primarily related to Nigeria LNG Ltd for €60 million (€113 million in the first half 2022) and to Saudi European Petrochemical Co “IBN ZAHR” for €19 million (€20 million in the first half 2022).

Gain on disposals referred for €415 million to the capital gain realized on the sale to Snam of the 49.9% of the share capital of SeaCorridor Srl including the realization of a gain on exchange differences for €7 million.

Other net income referred for €409 million to the capital gain from the fair value measurement of the remaining 50.1% stake in SeaCorridor Srl.

29 Income taxes

(€ million)	First Half 2023	First Half 2022
Current taxes	2,677	4,264
Net deferred taxes	240	631
	2,917	4,895

The reduction in the tax burden is attributable to the downward trend in pre-tax profit partially offset by the allocation of the "UK Energy Profit Levy".

30 Earnings per share

Basic earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.

Diluted earnings per share are calculated by dividing the profit of the period attributable to Eni’s shareholders by the weighted average number of fully diluted shares, excluding treasury shares, and including the number of potential shares to be issued. As of June 30, 2023, the shares that could be potentially issued related to the estimation of new shares that will vest in connection with the 2020-2022 Long-Term Monetary Incentive Plans.

In determining basic and diluted earnings per share, the profit of the period attributable to Eni is adjusted to take into account the remuneration of perpetual subordinated bonds, net of tax effect, calculated by using the amortized cost method. Reconciliation of the weighted average number of shares used for the calculation for both basic and diluted earnings per share was as follows:

		First Half 2023	First Half 2022
Weighted average number of shares used for basic earnings per share		3,341,682,517	3,538,314,183
Potential shares to be issued for ILT incentive plan		6,333,751	5,771,663
Weighted average number of shares used for diluted earnings per share		3,348,016,268	3,544,085,846
Eni’s profit	(€ million)	2,682	7,398
Remunaration of subordinated perpetual bonds net of tax effect	(€ million)	(54)	(54)
Eni’s profit for basic and diluted earnings per share	(€ million)	2,628	7,344
Basic earnings per share	(€ per share)	0.79	2.08
Diluted earnings per share	(€ per share)	0.78	2.07

82	ENI INTERIM CONSOLIDATED REPORT 2023

31 Segment information

Eni’s segmental reporting reflects the Group’s operating segments, whose results are regularly reviewed by the Chief Operating Decision Maker (the CEO) to assess segment performance and to make decisions about resources to be allocated to each segment.

The organization is based on two General Departments:

•	Natural Resources, aimed to build up the value of Eni’s Oil & Gas upstream portfolio reducing its carbon footprint by scaling up energy efficiency and expanding production in the natural gas business, and its position in the wholesale market. Furthermore, the Department focuses its actions on the development of carbon capture and compensation projects. The Department incorporates the Company’s Oil & Gas exploration, development and production activities, natural gas wholesale via pipeline and LNG, forests conservation (REDD+) and CO2 storage projects.

•	Energy Evolution, focused on the evolution of the businesses of power generation, transformation and marketing of products from fossil to bio and blue. The responsibility of this Department includes the growth of power generation from renewable energy and biomethane, the coordination of the bio and circular evolution of the Company’s refining system and chemical business, and the development of Eni’s retail portfolio, providing increasingly more decarbonized products for mobility, household consumption and small enterprises. The Department incorporates the activities of power generation from natural gas and renewables, the Refining and Chemicals businesses, Retail Gas & Power and mobility Marketing. The companies Versalis (chemical products), Eni Plenitude and Eni Rewind (environmental activities) are consolidated in this Department.

In relation to financial reporting purposes, management evaluated that the components of the Company whose operating results are regularly reviewed by the Chief Operating Decision Maker (CEO) to make decisions about the allocation of resources and to assess performances would continue being the single business units which are comprised in the two General Departments, rather than the two groups themselves. Therefore, in order to comply with the provisions of the international reporting standard that regulates the segment reporting (IFRS 8), the reportable segments of Eni as of June 30, 2023, are identified as follows:

–	Exploration & Production: research, development and production of crude oil, condensates and natural gas, forestry conservation (REDD+) and CO2 capture and storage projects;

–	Global Gas & LNG Portfolio (GGP): supply and sale of wholesale natural gas via pipeline, international transport and purchase and marketing of LNG. It includes gas trading activities finalized to hedging and stabilizing the trade margins, as well as optimising the gas asset portfolio;

–	Sustainable Mobility, Refining and Chemicals: supply, processing, distribution and marketing of traditional fuels, biofuels and chemical products deriving from hydrocarbons and renewable/recycling sources. Therefore, as from 1 January 2023, the activities of Eni Sustainable Mobility are also included within this segment which, as result of the transfer made, manages the activities connected to sustainable mobility and in particular biorefining, marketing and distribution activities of all energy vectors for mobility, including biofuels and biomethane, electric recharging at service stations and hydrogen, bitumen, lubricants and fuels in general, as well as mobility-related services as Enjoy car sharing, catering and services at sales points. The results of the Chemicals business were aggregated with the Sustainable Mobility and Refining performance in a single reportable segment because these operating segments have similar economic returns. It comprises the activities of trading oil and products with the aim to execute transactions on the market in order to balance the supply and stabilize and cover the commercial margins;

–	Plenitude & Power: retail sales of gas, electricity and related services, production and wholesale sales of electricity from thermoelectric and renewable plants, services for E-mobility. It includes trading activities of CO2 emission certificates and forward sale of electricity with a view to hedging/optimising the margins of electricity;

–	Corporate and Other activities: includes the main business support functions, in particular holding, central treasury, IT, human resources, real estate services, captive insurance activities, research and development, new technologies, business digitalization and the environmental activity developed by the subsidiary Eni Rewind.

Segment information presented to the CEO (the Chief Operating Decision Maker, ex IFRS 8) includes: revenues, operating profit and directly attributable assets and liabilities.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	83

Segment Information

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and Other activities	Adjustments of intragroup profits	Total
First Half 2023
Sales from operations including intersegment sales	11,559	11,688	24,620	7,724	935
Less: intersegment sales	(6,185)	(2,165)	(217)	(339)	(844)
Sales from operations	5,374	9,523	24,403	7,385	91		46,776
Operating profit (loss)	4,514	814	(575)	(311)	(431)	264	4,275
First Half 2022
Sales from operations including intersegment sales	16,196	22,837	29,685	9,967	860
Less: intersegment sales	(10,002)	(4,269)	(296)	(525)	(768)
Sales from operations	6,194	18,568	29,389	9,442	92		63,685
Operating profit (loss)	9,123	(2,060)	2,279	2,613	(419)	(214)	11,322

(€ million)	Exploration & Production	Global Gas & LNG Portfolio	Sustainable Mobility, Refining and Chemicals	Plenitude & Power	Corporate and Other activities	Adjustments of intragroup profits	Total
June 30, 2023
Identifiable assets (a)	61,820	5,020	14,340	11,596	1,544	(362)	93,958
Unallocated assets (b)							46,462
Identifiable liabilities (a)	17,685	4,219	9,142	4,613	4,739	(222)	40,176
Unallocated liabilities (b)							44,716
December 31, 2022
Identifiable assets (a)	60,473	12,282	14,925	11,987	1,491	(472)	100,686
Unallocated assets (b)							51,444
Identifiable liabilities (a)	17,385	12,572	9,011	4,787	4,416	(68)	48,103
Unallocated liabilities (b)							48,797

(a) Include assets/liabilities directly associated with the generation of operating profit.
(b) Include assets/liabilities not directly associated with the generation of operating profit.

32 Transactions with related parties

In the ordinary course of its business, Eni enters into transactions mainly regarding:

(a)	purchase/supply of goods and services and provision of financing to joint ventures, associates and unconsolidated subsidiaries;

(b)	purchase/supply of goods and services to entities controlled by the Italian Government;

(c)	purchase/supply of goods and services to companies related to Eni SpA through members of the Board of Directors. Most of these transactions are exempt from the application of the Eni internal procedure “Transactions involving interests of Directors and Statutory Auditors and transactions with related parties” pursuant to the Consob Regulation, since they relate to ordinary transactions conducted at market or standard conditions, or because they fall below the materiality threshold provided for by the procedure;

(d)	contributions to non-profit entities correlated to Eni with the aim to develop solidarity, culture and research initiatives. In particular these related to: (i) Eni Foundation, established by Eni as a non-profit entity with the aim of pursuing exclusively solidarity initiatives in the fields of social assistance, health, education, culture and environment, as well as scientific and technological research; and (ii) Eni Enrico Mattei Foundation, established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge enrichment in the fields of economics, energy and environment, both at the national and international level.

84	ENI INTERIM CONSOLIDATED REPORT 2023

Transactions with related parties were conducted in the interest of the Eni companies and, with exception of those with entities whose aim is to develop charitable, cultural and research initiatives, are related to the ordinary course of Eni’s business.

Investments in subsidiaries, joint arrangements and associates as of June 30, 2023, are presented in the annex “List of companies owned by Eni SpA as of June 30, 2023”.

OPERATING TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(€ million)
	June 30, 2023			First Half 2023
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	2	154			145
Azule Group	310	133	3,213	40	928
Coral FLNG SA	10	2	1,355	4
Karachaganak Petroleum Operating BV	19	224			584
Mellitah Oil & Gas BV	55	175		2	101
Petrobel Belayim Petroleum Co	39	674			418
Saipem Group	1	266	9	1	677
SeaCorridor Group	24	26			193
Società Oleodotti Meridionali SpA	12	449		9	6
Société Centrale Electrique du Congo SA	51			40
Vår Energi ASA	45	525	2,093	32	2,085	(94)
Vårgrønn Group	1		1,288
Other (*)	124	78	9	64	90
	693	2,706	7,967	192	5,227	(94)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			187
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	145	4	1	6
Other	13	7	12	4	10
	158	11	200	10	10
	851	2,717	8,167	202	5,237	(94)
Entities controlled by the Government
Enel Group	152	247		28	207	(27)
GSE - Gestore Servizi Energetici	160	152		1,139	973	100
ITA Airways - Italia Trasporto Aereo SpA	2			105
Italgas Group	1	71		6	(258)
Snam Group	487	17		605	754
Terna Group	73	68		212	172	6
Other (*)	13	64		43	39
	888	619		2,138	1,887	79
Other related parties		3			12
Groupement Sonatrach – Eni «GSE»	215	70		16	218
	1,954	3,409	8,167	2,356	7,354	(15)

(*) Each individual amount included herein was lower than €50 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	85

(€ million)
	December 31, 2022			First Half 2022
Name	Receivables and other assets	Payables and other liabilities	Guarantees	Revenues	Costs	Other operating (expense) income
Joint ventures and associates
Agiba Petroleum Co	17	71			107
Angola LNG Ltd					78
Azule Group	320	517	3,268
Coral FLNG SA	10		1,378	6
Karachaganak Petroleum Operating BV	27	251			590
Mellitah Oil & Gas BV	58	144		3	99
Petrobel Belayim Petroleum Co	33	595			417
Saipem Group	3	195	9	3	42
Società Oleodotti Meridionali SpA	6	433		8	6
Société Centrale Electrique du Congo SA	47			33
Vår Energi ASA	58	722	2,378	49	1,918	(168)
Vårgrønn Group			1,259
Other (*)	127	76	9	81	173
	706	3,004	8,301	183	3,430	(168)
Unconsolidated entities controlled by Eni
Eni BTC Ltd			190
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	139	4	1	8
Other	8	10	11	6	8
	147	14	202	14	8
	853	3,018	8,503	197	3,438	(168)
Entities controlled by the Government
Enel Group	438	264		57	194	399
GSE - Gestore Servizi Energetici	207	225		2,529	1,661	1,136
ITA Airways - Italia Trasporto Aereo SpA	3			60
Italgas Group	218	8		2	244
Snam Group	763	25		449	506
Terna Group	119	159		242	269	(2)
Other (*)	14	82		16	54
	1,762	763		3,355	2,928	1,533
Other related parties		2			15
Groupement Sonatrach – Eni «GSE»	179	114		17	164
	2,794	3,897	8,503	3,569	6,545	1,365

(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co, Groupement Sonatrach - Eni “GSE” and, only for Karachaganak Petroleum Operating BV, purchase of crude oil by Eni Trade & Biofuels SpA; services charged to Eni’s associates are invoiced on the basis of incurred costs;

•	supply of upstream specialist services and a guarantee issued on a pro-quota basis granted to Coral FLNG SA on behalf of the Consortium TJS for the contractual obligations assumed following the award of the EPCIC contract for the construction of a floating gas liquefaction plant;

•	receivables for divestment activities linked to the business combination, purchase of crude oil and guarantees for leasing contracts of FPSO vessels with Azule Group;

•	engineering, construction and drilling services by Saipem Group mainly for the Exploration & Production segment;

•	acquisition of transport services from SeaCorridor Group;

•	guarantees issued in the interest of Vårgrønn Group in relation to the Dogger Bank offshore wind project;

•	the sale of gas to Société Centrale Electrique du Congo SA;

•	advances received from Società Oleodotti Meridionali SpA for the infrastructure upgrade of the crude oil transport system at the Taranto refinery;

•	guarantees issued in compliance with contractual agreements in the interest of Vår Energi ASA, the supply of upstream specialist services and maritime transport, the purchase of crude oil, condensates and gas and the realized

86	ENI INTERIM CONSOLIDATED REPORT 2023

part of the forward contracts for the purchase of gas;

•	a guarantee issued in relation to Eni BTC Ltd for the construction of an oil pipeline;

•	services for environmental restoration to Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation).

The most significant transactions with entities controlled by the Italian Government concerned:

•	sale of fuel, sale and purchase of gas, purchase of LNG, acquisition of power distribution services and derivative financial instruments with Enel Group;

•	acquisition of natural gas transportation, distribution and storage services from Snam Group and Italgas Group on the basis of the tariffs set by the Italian Regulatory Authority for Energy, Networks and Environment, including tariff concessions recognized to customers reimbursed by distributors, and with Snam Group the receivable for divestment relating to the sale of the 49.9% share capital of SeaCorridor Srl and the purchase and sale of natural gas for granting the system balancing on the basis of prices referred to the quotations of the main energy commodities;

•	acquisition of domestic electricity transmission service and sale and purchase of electricity for granting the system balancing based on prices referred to the quotations of the main energy commodities, and derivatives on commodities entered to hedge the price risk related to the utilization of transport capacity rights with Terna Group;

•	sale and purchase of electricity, gas, environmental certificates, derivative financial instruments, sale of oil products and storage capacity with GSE - Gestore Servizi Energetici for the setting-up of a specific stock held by the Organismo Centrale di Stoccaggio Italiano (OCSIT) according to the Legislative Decree No. 249/12; the contribution to cover the charges deriving from the performance of OCSIT functions and activities and the contribution paid to GSE for the use of biomethane and other advanced biofuels in the transport sector;

•	the sale of jet fuel to ITA Airways - Italia Trasporto Aereo SpA.

Transactions with other related parties concerned:

•	provisions to pension funds managed by Eni of €10 million;

•	contributions and service provisions to Eni Enrico Mattei Foundation for €2 million.

FINANCING TRANSACTIONS AND BALANCES WITH RELATED PARTIES

(€ million)
	June 30, 2023			First Half 2023
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance income	Finance Expense	Gain on disposals
Joint ventures and associates
Coral FLNG SA	383				2
Coral South FLNG DMCC			1,474
Mozambique Rovuma Venture SpA	1,233	50		49	1
Saipem Group		106			3
Other (*)	79	29	1	20	8	1
	1,695	185	1,475	69	14	1
Unconsolidated entities controlled by Eni
Other	8	39
	8	39
Entities controlled by the Government
Cassa Depositi e Prestiti Group		56			1
Snam Group						408
Other	4	25			2	1
	4	81			3	409
	1,707	305	1,475	69	17	410
(*) Each individual amount included herein was lower than €50 million.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	87

(€ million)
	December 31, 2022			First Half 2022
Name	Receivables and cash and cash equivalents	Payables	Guarantees	Finance income	Finance Expense
Joint ventures and associates
Coral FLNG SA	356				57
Coral South FLNG DMCC			1,499		1
Mozambique Rovuma Venture SpA	1,187	57		22	8
Saipem Group		100		14	1
Other (*)	96	28	2	29	11
	1,639	185	1,501	65	78
Unconsolidated entities controlled by Eni
Other	8	31		1	1
	8	31		1	1
Entities controlled by the Government
Enel Group		176
Other	10	40
	10	216
	1,657	432	1,501	66	79
(*) Each individual amount included herein was lower than €50 million.

The most significant transactions with joint ventures, associates and unconsolidated subsidiaries concerned:

•	the financing loan granted to Coral FLNG SA for the construction of a floating gas liquefaction plant in Area 4 offshore Mozambique;

•	a bank debt guarantee issued on behalf of Coral South FLNG DMCC as part of the project financing of the Coral FLNG development project;

•	the loan granted to Mozambique Rovuma Venture SpA for the development of offshore gas reserves in Mozambique;

•	liabilities for leased assets with Saipem Group related to long-term contracts for the use of drilling rigs.

The most significant transactions with entities controlled by the Italian Government concerned:

•	finance debt for the realization of charging infrastructures for electric vehicles with Cassa e Depositi e Prestiti Group;

•	capital gain from the sale to Snam Group of the 49.9% share capital of SeaCorridor Srl.

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flows

The impact of transactions and positions with related parties on the balance sheet accounts consisted of the following:

	June 30, 2023			December 31, 2022
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Cash and cash equivalent	11,417	4	0.04	10,155	10	0.10
Other current financial assets	849	17	2.00	1,504	16	1.06
Trade and other receivables	14,845	1,812	12.21	20,840	2,427	11.65
Other current assets	6,185	118	1.91	12,821	341	2.66
Other non-current financial assets	2,043	1,686	82.53	1,967	1,631	82.92
Other non-current assets	2,365	24	1.01	2,236	26	1.16
Short-term debt	2,610	143	5.48	4,446	307	6.91
Current portion of long-term debt	4,084	24	0.59	3,097	36	1.16
Current portion of non-current lease liabilities	853	31	3.63	884	35	3.96
Trade and other payables	17,466	2,811	16.09	25,709	3,203	12.46
Other current liabilities	6,806	124	1.82	12,473	232	1.86
Long-term debt	22,043	96	0.44	19,374	26	0.13
Non-current lease liabilities	3,873	11	0.28	4,067	28	0.69
Other non-current liabilities	3,410	474	13.90	3,234	462	14.29

88	ENI INTERIM CONSOLIDATED REPORT 2023

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

	First Half, 2023			First Half, 2022
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Sales from operations	46,776	2,283	4.88	63,685	3,497	5.49
Other income and revenues	414	73	17.63	618	72	11.65
Purchases, services and other	(37,107)	(7,349)	19.80	(46,882)	(6,536)	13.94
Net (impairments) reversals of trade and other receivables	(60)	(2)	3.33	(165)
Payroll and related costs	(1,540)	(3)	0.19	(1,548)	(9)	0.58
Other operating income (expense)	41	(15)	..	(774)	1,365	..
Finance income	3,196	69	2.16	3,456	66	1.91
Finance expense	(3,552)	(17)	0.48	(3,805)	(79)	2.08
Other income (expense) from investments	915	410	44.81	659

Main cash flows with related parties are provided below:

(€ million)	First Half 2023	First Half 2022
Revenues and other income	2,356	3,569
Costs and other expenses	(6,146)	(6,047)
Other operating income (loss)	(15)	1,365
Net change in trade and other receivables and payables	332	(414)
Net interests	52	30
Net cash provided from operating activities	(3,421)	(1,497)
Capital expenditure in tangible and intangible assets	(1,206)	(498)
Divestments	440
Net change in accounts payable and receivable in relation to investments	17	164
Change in financial receivables	(143)	(19)
Net cash used in investing activities	(892)	(353)
Change in financial and lease liabilities	(205)	(7)
Net cash used in financing activities	(205)	(7)
Change in cash and cash equivalents	(6)
Total financial flows to related parties	(4,518)	(1,857)

The impact of cash flows with related parties consisted of the following:

	First Half, 2023			First Half, 2022
(€ million)	Total	Related parties	Impact %	Total	Related parties	Impact %
Net cash provided from operating activities	7,425	(3,421)	..	7,281	(1,497)	..
Net cash used in investing activities	(5,032)	(892)	17.73	(1,630)	(353)	21.66
Net cash used in financing activities	(1,142)	(205)	17.95	(3,062)	(7)	0.23

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	89

33 Significant non-recurring events and operations

In the first half 2023 and 2022, Eni did not report any non-recurring events and operations.

34 Positions or transactions deriving from atypical and/or unusual operations

In the first half 2023 and 2022, no transactions deriving from atypical and/or unusual operations were reported.

35 Subsequent events

On July 31, 2023, Eni and Edison signed an agreement which establishes the collaboration between the two companies for the management of the environmental remediation projects in all the industrial sites previously conferred by Montedison to Enichem (1989). The agreement will regulate the joint liability relating to the remediation measures, already started in the previous years by Eni, Eni Rewind and Versalis, in execution of the decisions settled by the Ministry of the Environment. The agreement establishes a new season of cooperation between Eni and Edison which will capitalize on the experience and technologies acquired by Eni Rewind and Edison Next Environment. The remediation activities will proceed in continuity.

90	ENI INTERIM CONSOLIDATED REPORT 2023

Certification pursuant to article 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Claudio Descalzi and Francesco Esposito, in their quality as Chief Executive Officer and Officer responsible for the preparation of financial reports of Eni, also pursuant to article 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the condensed consolidated interim financial statements as of June 30, 2023 and during the period covered by the report, were:

●	adequate to the Company structure, and

●	effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2023 condensed consolidated interim financial statements have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:

3.1	Condensed consolidated interim financial statements as of June 30, 2023:

a) have been prepared in accordance with applicable international accounting standards adopted by the European Community pursuant to Regulation (CE) n. 1606/2002 of the European Parliament and European Council of July 19, 2002;

b) correspond to the accounting books and entries;

c) fairly and truly represent the financial position, the performance and the cash flows of the issuer and the companies included in the consolidation.

3.2 The interim operating and financial review includes a reliable analysis of the material events occurred during the first half of 2023 and their impact on condensed consolidated interim financial statements, as well as a description of the main risks and uncertainties for the second half of the year. The interim operating and financial review contains a reliable analysis of the disclosure on significant related-partly transaction.

July 27, 2023

/s/ Claudio Descalzi	/s/ Francesco Esposito
Claudio Descalzi	Francesco Esposito
Chief Executive Officer	Officer responsible for the
preparation of financial reports

Report of Independent Auditors	91

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ENI SPA

30 JUNE 2023

92

REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders of

Eni SpA

Foreword

We have reviewed the condensed consolidated interim financial statements of Eni SpA and its subsidiaries (Eni Group) as of 30 June 2023, comprising the balance sheet, the profit and loss account, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and related explanatory notes. The Directors of Eni SpA are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Accounting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our work in accordance with the criteria for a review recommended by Consob in Resolution No. 10867 of 31 July 1997. A review of condensed consolidated interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than a full-scope audit conducted in accordance with International Standards on Auditing (ISA Italia) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Eni Group as of 30 June 2023 are not prepared, in all material respects, in accordance with the International Accounting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Rome, 4 August 2023

PricewaterhouseCoopers SpA

Signed by

Massimo Rota

(Partner)

This report has been translated into English from the Italian original solely for the convenience of international readers

PricewaterhouseCoopers SpA

Sede legale: Milano 20145 Piazza Tre Torri 2 Tel. 02 77851 Fax 02 7785240 Capitale Sociale Euro 6.890.000,00 i.v. C.F. e P.IVA e Reg. Imprese Milano Monza Brianza Lodi 12979880155 Iscritta al n° 119644 del Registro dei Revisori Legali - Altri Uffici: Ancona 60131 Via Sandro Totti 1 Tel. 071 2132311 - Bari 70122 Via Abate Gimma 72 Tel. 080 5640211 - Bergamo 24121 Largo Belotti 5 Tel. 035 229691 - Bologna 40126 Via Angelo Finelli 8 Tel. 051 6186211 - Brescia 25121 Viale Duca d’Aosta 28 Tel. 030 3697501 - Catania 95129 Corso Italia 302 Tel. 095 7532311 - Firenze 50121 Viale Gramsci 15 Tel. 055 2482811 - Genova 16121 Piazza Piccapietra 9 Tel. 010 29041 - Napoli 80121 Via dei Mille 16 Tel. 081 36181 - Padova 35138 Via Vicenza 4 Tel. 049 873481 - Palermo 90141 Via Marchese Ugo 60 Tel. 091 349737 - Parma 43121 Viale Tanara 20/A Tel. 0521 275911 - Pescara 65127 Piazza Ettore Troilo 8 Tel. 085 4545711 - Roma 00154 Largo Fochetti 29 Tel. 06 570251 - Torino 10122 Corso Palestro 10 Tel. 011 556771 - Trento 38122 Viale della Costituzione 33 Tel. 0461 237004 - Treviso 31100 Viale Felissent 90 Tel. 0422 696911 - Trieste 34125 Via Cesare Battisti 18 Tel. 040 3480781 - Udine 33100 Via Poscolle 43 Tel. 0432 25789 - Varese 21100 Via Albuzzi 43 Tel. 0332 285039 - Verona 37135 Via Francia 21/C Tel. 045 8263001 - Vicenza 36100 Piazza Pontelandolfo 9 Tel. 0444 393311

www.pwc.com/it

ANNEX Annex to the notes on consolidated financial statements as of June 30, 2023 95 Investments owned by Eni as of June 30, 2023 95 Changes in the scope of consolidation for the first half 2023 133

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	95

ANNEX TO THE NOTES ON CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2023

Investments owned by Eni SpA as of June 30, 2023

In accordance with the provisions of articles 38 and 39 of the Legislative Decree No. 127/1991 and Consob communication No. DEM/6064293 of July 28, 2006, the list of subsidiaries, joint arrangements and associates and significant investments owned by Eni SpA as of June 30, 2023, is presented below. Companies are divided by business segment and, within each segment, they are ordered between Italy and outside Italy and alphabetically.

For each company are indicated: company name, registered head office, operating office, share capital, shareholders, and percentage of ownership; for consolidated subsidiaries is indicated the equity ratio attributable to Eni; for unconsolidated investments owned by consolidated companies is indicated the valuation method. In the footnotes are indicated which investments are quoted in the Italian regulated markets or in other regulated markets of the European Union and the percentage of the ordinary voting rights entitled to shareholders if different from the percentage of ownership. The currency codes indicated are reported in accordance with the International Standard ISO 4217.

As of June 30, 2023, the breakdown of the companies owned by Eni is provided in the table below:

	Subsidiaries			Joint arrangements and associates			Other significant investments (a)
	Italy	Outside Italy	Total	Italy	Outside Italy	Total	Italy	Outside Italy	Total
Fully consolidated subsidiaries	109	247	356
Consolidated joint operations				3	6	9

Investments owned by consolidated companies (b)
Equity-accounted investments	3	37	40	32	53	85
Investments at cost net of impairment losses	5	4	9	3	24	27
Investments at fair value							3	22	25
	8	41	49	35	77	112	3	22	25
Investments owned by unconsolidated companies
Owned by controlled companies		1	1		4	4
Owned by joint arrangements				1	8	9
		1	1	1	12	13
Total	117	289	406	39	95	134	3	22	25

(a) Relates to investments other than subsidiaries, joint arrangements and associates with an ownership interest greater than 2% for listed companies or 10% for unlisted companies.

(b) Investments in subsidiaries accounted for using the equity method and at cost net of impairment losses relate to non-significant companies.

SUBSIDIARIES RESIDENT IN STATES OR TERRITORY WITH A PRIVILEGED TAX REGIME

The Legislative Decree of November 29, 2018, No. 241, enforcing the EU Directive rules in the matter of tax avoidance practices, modified the definition of a State or territory with a privileged tax regime pursuant to art. 47-bis of the D.P.R. December 22, 1986, No. 917. Following the aforementioned amendments and the amendments to art. 167 of the D.P.R. December 22, 1986, No. 917, the provisions regarding foreign subsidiaries, CFC, are applied if the non-resident controlled entities jointly present the following conditions: a) they are subject to an effective taxation of less than half to which they would have been subject if they were resident in Italy; b) more than one third of the proceeds fall into one or more of the following categories: interests, royalties, dividends, financial leasing income, income from insurance and banking activities, income and sale from intra-group services with low or zero added economic value. As of June 30, 2023, Eni controls 5 companies that benefit from a privileged tax regime.

These 5 companies are subject to taxation in Italy because they are included in Eni's tax return.

No subsidiary that benefits from a privileged tax regime has issued financial instruments. All the financial statements for 2023 will be subject to external audit.

96	ENI INTERIM CONSOLIDATED REPORT 2023

PARENT COMPANY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership
Eni SpA (#)	Rome	Italy	EUR	4,005,358,876	Cassa Depositi e Prestiti SpA	27.73
					Ministero dell’Economia e delle Finanze	4.67
					Eni SpA	1.90
					Other shareholders	65.70

SUBSIDIARIES

EXPLORATION & PRODUCTION

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Mediterranea Idrocarburi SpA	Gela (CL)	Italy	EUR	5,200,000	Eni SpA	100.00	100.00	F.C.

Eni Mozambico SpA	San Donato	Mozambique	EUR	200,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Natural Energies SpA	San Donato	Italy	EUR	100,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Timor Leste SpA	San Donato	East Timor	EUR	4,386,849	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni West Africa SpA	San Donato	Angola	EUR	1,000,000	Eni SpA	100.00		Eq.
	Milanese (MI)
Floaters SpA	San Donato	Italy	EUR	200,120,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Ieoc SpA	San Donato	Egypt	EUR	7,518,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Società Petrolifera Italiana SpA	San Donato	Italy	EUR	8,034,400	Eni SpA	99.96	99.96	F.C.
	Milanese (MI)				Third parties	0.04

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value

(#) Company with shares quoted on regulated market of Italy or of other EU countries.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	97

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agip Caspian Sea BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Agip Energy and Natural	Abuja	Nigeria	NGN	5,000,000	Eni International BV	95.00	100.00	F.C.
Resources (Nigeria) Ltd	(Nigeria)				Eni Oil Holdings BV	5.00
Agip Karachaganak BV	Amsterdam	Kazakhstan	EUR	20,005	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Burren Energy (Bermuda) Ltd (1)	Hamilton	United	USD	12,002	Burren Energy Plc	100.00	100.00	F.C.
	(Bermuda)	Kingdom
Burren Energy (Egypt) Ltd	London	Egypt	GBP	2	Burren Energy Plc	100.00		Eq.
	(United Kingdom)
Burren Energy Congo Ltd (2)	Tortola	Republic	USD	50,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
	(British Virgin	of the Congo
	Islands)
Burren Energy India Ltd	London	United	GBP	2	Burren Energy Plc	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Burren Energy Plc	London	United	GBP	28,819,023	Eni UK Holding Plc	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Burren Shakti Ltd (1)	Hamilton	United	USD	213,138	Burren En. India Ltd	100.00	100.00	F.C.
	(Bermuda)	Kingdom
Eni Abu Dhabi BV (3)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni Albania BV	Amsterdam	Albania	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Exploration BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Algeria Ltd Sàrl	Luxembourg	Algeria	USD	20,000	Eni Oil Holdings BV	100.00	100.00	F.C.
	(Luxembourg)
Eni Algeria Production BV	Amsterdam	Algeria	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ambalat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni America Ltd	Dover	USA	USD	72,000	Eni UHL Ltd	100.00	100.00	F.C.
	(USA)
Eni Argentina Exploración y	Buenos Aires	Argentina	ARS	31,997,266	Eni International BV	95.00	100.00	F.C.
Explotación SA	(Argentina)				Eni Oil Holdings BV	5.00
Eni Arguni I Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Australia BV	Amsterdam	Australia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Australia Ltd	London	Australia	GBP	20,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni Bahrain BV	Amsterdam	Bahrain	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(1) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

(2) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Congo and the tax rate is not lower than 50% of that current in Italy.

(3) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in the United Arab Emirates and the nominal tax rate is not lower than 50% of that current in Italy.

98	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni BB Petroleum Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni BTC Ltd	London	United	GBP	1	Eni International BV	100.00		Eq.
	(United Kingdom)	Kingdom
Eni Bukat Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Canada Holding Ltd	Calgary	Canada	USD	3,938,200,001	Eni International BV	100.00	100.00	F.C.
	(Canada)
Eni CBM Ltd	London	Indonesia	USD	2,210,728	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni CCUS Holding Ltd	London	United	GBP	10,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni China BV	Amsterdam	China	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Congo SAU	Pointe-Noire	Republic	USD	500,000	Eni E&P Holding BV	100.00	100.00	F.C.
	(Republic	of the Congo
	of the Congo)
Eni Côte d'Ivoire Ltd	London	Ivory Coast	GBP	1	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Cyprus Ltd	Nicosia	Cyprus	EUR	2,010	Eni International BV	100.00	100.00	F.C.
	(Cyprus)
Eni do Brasil Investimentos em	Rio de Janeiro	Brazil	BRL	1,596,052,720	Eni International BV	99.99		Eq.
Exploração e Produção de Petróleo Ltda	(Brazil)				Eni Oil Holdings BV	(..)
Eni East Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni East Sepinggan Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Elgin/Franklin Ltd	London	United	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni Energy Russia BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Exploration & Production	Amsterdam	Netherlands	EUR	29,832,777.12	Eni International BV	100.00	100.00	F.C.
Holding BV	(Netherlands)
Eni Gabon SA	Libreville	Gabon	XAF	57,088,000,000	Eni International BV	100.00	100.00	F.C.
	(Gabon)
Eni Ganal Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Gas & Power LNG Australia BV	Amsterdam	Australia	EUR	1,013,439	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ghana Exploration and	Accra	Ghana	GHS	21,412,500	Eni International BV	100.00	100.00	F.C.
Production Ltd	(Ghana)
Eni GoM Llc	Dover	USA	USD	5,000	Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni Hewett Ltd	Aberdeen	United	GBP	3,036,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni Hydrocarbons Venezuela Ltd	London	Venezuela	GBP	8,050,500	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni In Amenas Ltd	Aberdeen	Algeria	USD	1	Eni Algeria Expl.BV	100.00	100.00	F.C.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	99

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni India Ltd	London	India	GBP	44,000,000	Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)
Eni Indonesia Ltd	London	Indonesia	GBP	100	Eni ULX Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Indonesia Ots 1 Ltd (4)	Grand Cayman	Indonesia	USD	1.01	Eni Indonesia Ltd	100.00	100.00	F.C.
	(Cayman Islands)
Eni In Salah Ltd (5)	Nassau	Algeria	USD	1,002	Eni IS Exploration Ltd	60.48	100.00	F.C.
	(Bahamas)				Eni Algeria Expl.BV	39.52
Eni International NA NV Sàrl	Luxembourg	United	USD	25,000	Eni International BV	100.00	100.00	F.C.
	(Luxembourg)	Kingdom
Eni Investments Plc	London	United	GBP	750,050,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni Iran BV	Amsterdam	Iran	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Iraq BV	Amsterdam	Iraq	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Ireland BV	Amsterdam	Ireland	EUR	20,000	Eni International BV	100.00		Co.
(in liquidation)	(Netherlands)
Eni Isatay BV	Amsterdam	Kazakhstan	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni IS Exploration Ltd	London	United	GBP	1	Eni Algeria Expl.BV	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni JPDA 03-13 Ltd	London	Australia	GBP	250,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)
Eni JPDA 06-105 Pty Ltd	Perth	Australia	AUD	80,830,576	Eni International BV	100.00	100.00	F.C.
	(Australia)
Eni JPDA 11-106 BV	Amsterdam	Australia	EUR	50,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Kenya BV	Amsterdam	Kenya	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Krueng Mane Ltd	London	Indonesia	GBP	2	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Lasmo Plc	London	United	GBP	337,638,724.25	Eni Investments Plc	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni Lebanon BV	Amsterdam	Lebanon	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Liverpool Bay Operating Co Ltd	London	United	GBP	1	Eni UK Ltd	100.00		Eq.
	(United Kingdom)	Kingdom
Eni LNS Ltd	London	United	GBP	1	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni Marketing Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Maroc BV	Amsterdam	Morocco	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(4) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is fiscally resident in the United Kingdom and operates with a permanent establishment in Indonesia with a tax rate not lower than 50% of that current in Italy.

(5) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Algeria and the nominal tax rate is not lower than 50% of that current in Italy.

100	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni México S. de RL de CV	Mexico City	Mexico	MXN	3,000		Eni International BV	99.90	100.00	F.C.
	(Mexico)					Eni Oil Holdings BV	0.10
Eni Middle East Ltd	London	United	GBP	1		Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni MOG Ltd	London	United	GBP	0	(a)	Eni Lasmo Plc	99.99	100.00	F.C.
(in liquidation)	(United Kingdom)	Kingdom				Eni LNS Ltd	(..)
Eni Montenegro BV	Amsterdam	Republic of	EUR	20,000		Eni International BV	100.00		Eq.
	(Netherlands)	Montenegro
Eni Mozambique Engineering Ltd	London	United	GBP	1		Eni Lasmo Plc	100.00		Eq.
	(United Kingdom)	Kingdom
Eni Mozambique LNG Holding BV	Amsterdam	Netherlands	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Muara Bakau BV	Amsterdam	Indonesia	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Myanmar BV	Amsterdam	Myanmar	EUR	20,000		Eni International BV	100.00		Eq.
	(Netherlands)
Eni New Energy Egypt SAE	Cairo	Egypt	EGP	250,000		Eni International BV	99.98		Eq.
	(Egypt)					Ieoc Exploration BV	0.01
						Ieoc Production BV	0.01
Eni North Africa BV	Amsterdam	Libya	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni North Ganal Ltd	London	Indonesia	GBP	1		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil & Gas Inc	Dover	USA	USD	100,800		Eni America Ltd	100.00	100.00	F.C.
	(USA)
Eni Oil Algeria Ltd	London	Algeria	GBP	1,000		Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)
Eni Oil Holdings BV	Amsterdam	Netherlands	EUR	450,000		Eni ULX Ltd	100.00	100.00	F.C.
	(Netherlands)
Eni Oman BV	Amsterdam	Oman	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Peri Mahakam Ltd	London	Indonesia	GBP	1		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni Petroleum Co Inc	Dover	USA	USD	156,600,000		Eni SpA	63.86	100.00	F.C.
	(USA)					Eni International BV	36.14
Eni Petroleum US Llc	Dover	USA	USD	1,000		Eni BB Petroleum Inc	100.00	100.00	F.C.
	(USA)
Eni Qatar BV	Amsterdam	Qatar	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni RAK BV (6)	Amsterdam	United Arab	EUR	20,000		Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni Rapak Ltd	London	Indonesia	GBP	2		Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni RD Congo SA	Kinshasa	Democratic	CDF	750,000,000		Eni International BV	99.99		Eq.
	(Democratic	Republic				Eni Oil Holdings BV	(..)
	Republic	of the Congo
	of the Congo)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(6) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R.of December 22, 1986, n.917: the company operates with a permanent establishment in the United Arab Emirates and carries out an effective economic activity.

(a) Shares without nominal value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	101

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rovuma Basin BV	Amsterdam	Mozambique	EUR	20,000	Eni Mozamb. LNG H. BV	100.00	100.00	F.C.
	(Netherlands)
Eni Sharjah BV (6)	Amsterdam	United Arab	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)	Emirates
Eni South Africa BV	Amsterdam	Republic of	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)	South Africa
Eni South China Sea Ltd Sàrl	Luxembourg	China	USD	20,000	Eni International BV	100.00		Eq.
	(Luxembourg)
Eni TNS Ltd	Aberdeen	United	GBP	1,000	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni Tunisia BV	Amsterdam	Tunisia	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Turkmenistan Ltd (7)	Hamilton	Turkmenistan	USD	20,000	Burren En. (Berm) Ltd	100.00	100.00	F.C.
	(Bermuda)
Eni UHL Ltd	London	United	GBP	1	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni UK Holding Plc	London	United	GBP	424,050,000	Eni Lasmo Plc	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni UK Ltd	London	United	GBP	50,000,000	Eni International BV	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni UKCS Ltd	London	United	GBP	100	Eni UK Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni Ukraine Holdings BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Eni Ukraine LLC	Kiev	Ukraine	UAH	98,419,627.51	Eni Ukraine Hold. BV	99.99
(in liquidation)	(Ukraine)				Eni International BV	0.01
Eni ULT Ltd	London	United	GBP	93,215,492.25	Eni Lasmo Plc	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni ULX Ltd	London	United	GBP	200,010,000	Eni ULT Ltd	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Eni US Operating Co Inc	Dover	USA	USD	1,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni USA Gas Marketing Llc	Dover	USA	USD	10,000	Eni Marketing Inc	100.00	100.00	F.C.
	(USA)
Eni USA Inc	Dover	USA	USD	1,000	Eni Oil & Gas Inc	100.00	100.00	F.C.
	(USA)
Eni Venezuela BV	Amsterdam	Venezuela	EUR	20,000	Eni Venezuela E&P H.	100.00	100.00	F.C.
	(Netherlands)
Eni Venezuela E&P Holding SA	Bruxelles	Belgium	USD	254,443,200	Eni International BV	99.99	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	(..)
Eni Vietnam BV	Amsterdam	Vietnam	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni West Ganal Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)
Eni West Timor Ltd	London	Indonesia	GBP	1	Eni Indonesia Ltd	100.00	100.00	F.C.
	(United Kingdom)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(6) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R.of December 22, 1986, n.917: the company operates with a permanent establishment in the United Arab Emirates and carries out an effective economic activity.

(7) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company operates with permanent establishment in Turkmenistan and the nominal tax rate is not lower than 50% of that current in Italy.

102	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Yemen Ltd	London	United	GBP	1,000	Burren Energy Plc	100.00		Eq.
	(United Kingdom)	Kingdom
Eurl Eni Algérie	Algeri	Algeria	DZD	1,000,000	Eni Algeria Ltd Sàrl	100.00		Eq.
	(Algeria)
Export LNG Ltd	Hong Kong	Republic	USD	322,325,000	Eni SpA	100.00	100.00	F.C.
	(Hong Kong) (Honk Kong)	of the Congo
First Calgary Petroleums LP	Wilmington	Algeria	USD	1	Eni Canada Hold. Ltd	99.99	100.00	F.C.
	(USA)				FCP Partner Co ULC	0.01
First Calgary Petroleums	Calgary	Canada	CAD	10	Eni Canada Hold. Ltd	100.00	100.00	F.C.
Partner Co ULC	(Canada)
Ieoc Exploration BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Ieoc Production BV	Amsterdam	Egypt	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Lasmo Sanga Sanga Ltd (8)	Hamilton	Indonesia	USD	12,000	Eni Lasmo Plc	100.00	100.00	F.C.
	(Bermuda)
Liverpool Bay CCS Ltd	London	United	GBP	10,000	Eni UK Ltd	100.00		Eq.
	(United Kingdom)	Kingdom
Liverpool Bay Ltd	London	United	USD	1	Eni ULX Ltd	100.00		Eq.
	(United Kingdom)	Kingdom
LLC "Eni Energhia"	Moscow	Russia	RUB	2,000,000	Eni Energy Russia BV	99.90		Eq.
	(Russia)				Eni Oil Holdings BV	0.10
Mizamtec Operating	Mexico City	Mexico	MXN	3,000	Eni US Op. Co Inc	99.90		Eq.
Company S. de RL de CV	(Mexico)				Eni Petroleum Co Inc	0.10
Nigerian Agip CPFA Ltd	Lagos	Nigeria	NGN	1,262,500	NAOC Ltd	98.02		Co.
	(Nigeria)				Agip En Nat Res. Ltd	0.99
					Nigerian Agip E. Ltd	0.99
Nigerian Agip Exploration Ltd	Abuja	Nigeria	NGN	5,000,000	Eni International BV	99.99	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.01
Nigerian Agip Oil Co Ltd	Abuja	Nigeria	NGN	1,800,000	Eni International BV	99.89	100.00	F.C.
	(Nigeria)				Eni Oil Holdings BV	0.11
Zetah Congo Ltd (9)	Nassau	Republic	USD	300	Eni Congo SAU	66.67		Co.
	(Bahamas)	of the Congo			Burren En. Congo Ltd	33.33
Zetah Kouilou Ltd (9)	Nassau	Republic	USD	2,000	Eni Congo SAU	54.50		Co.
	(Bahamas)	of the Congo			Burren En. Congo Ltd	37.00
					Third parties	8.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(8) Company that does not benefit from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the company is fiscally resident in the United Kingdom and operates with permanent establishment in Indonesia and the nominal tax rate is not lower than 50% of that current in Italy.

(9) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	103

GLOBAL GAS & LNG PORTFOLIO

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Gas Transport Services Srl	San Donato	Italy	EUR	120,000	Eni SpA	100.00		Co.
	Milanese (MI)
Eni Global Energy Markets SpA	Rome	Italy	EUR	41,233,720	Eni SpA	100.00	100.00	F.C.

LNG Shipping SpA	San Donato	Italy	EUR	240,900,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni España Comercializadora	Madrid	Spain	EUR	2,340,240	Eni SpA	100.00	100.00	F.C.
de Gas SAU	(Spain)
Eni G&P Trading BV	Amsterdam	Turkey	EUR	70,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Gas Liquefaction BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

104	ENI INTERIM CONSOLIDATED REPORT 2023

SUSTAINABLE MOBILITY, REFINING AND CHEMICALS

Sustainable Mobility and Refining

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ecofuel SpA	San Donato	Italy	EUR	52,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Alexandria Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Aprilia Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Flaibano Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Grupellum Società	San Donato	Italy	EUR	100,000	EniBioCh4in SpA	98.00	98.00	F.C.
Agricola Srl	Milanese (MI)				Third parties	2.00
EniBioCh4in Jonica Srl	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in Momo Società Agricola Srl	San Donato	Italy	EUR	20,000	EniBioCh4in SpA	95.00	95.00	F.C.
	Milanese (MI)				Third parties	5.00
EniBioCh4in Pannellia	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
BioGas Srl Società Agricola	Milanese (MI)
EniBioCh4in Po Energia Srl	San Donato	Italy	EUR	10,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
(former Po' Energia Srl Società Agricola)
EniBioCh4in Quadruvium Srl	San Donato	Italy	EUR	100,000	EniBioCh4in SpA	100.00	100.00	F.C.
Società Agricola	Milanese (MI)
EniBioCh4in Service BioGas Srl	San Donato	Italy	EUR	50,000	EniBioCh4in SpA	100.00	100.00	F.C.
	Milanese (MI)
EniBioCh4in SpA	San Donato	Italy	EUR	2,500,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Fuel SpA	Rome	Italy	EUR	59,944,310	Eni Sust. Mobility SpA	100.00	100.00	F.C.

Eni Sustainable Mobility SpA	Rome	Italy	EUR	240,945,910	Eni SpA	100.00	100.00	F.C.

Eni Trade & Biofuels SpA	Rome	Italy	EUR	22,568,759	Eni SpA	100.00	100.00	F.C.

Petroven Srl	Genova	Italy	EUR	918,520	Ecofuel SpA	100.00	100.00	F.C.

Raffineria di Gela SpA	Gela (CL)	Italy	EUR	15,000,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.

SeaPad SpA	Genova	Italy	EUR	12,400,000	Ecofuel SpA	80.00		Eq.
					Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	105

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Abu Dhabi Refining & Trading BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00	100.00	F.C.
	(Netherlands)
Eni Abu Dhabi Refining & Trading	Amsterdam	United Arab	EUR	20,000	Eni Abu Dhabi R&T BV	100.00		Eq.
Services BV	(Netherlands)	Emirates
Eni Austria GmbH	Wien	Austria	EUR	78,500,000	Eni Sust. Mobility SpA	75.00	100.00	F.C.
	(Austria)				Eni Deutsch. GmbH	25.00
Eni Benelux BV	Rotterdam	Netherlands	EUR	1,934,040	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	(Netherlands)
Eni Deutschland GmbH	Munich	Germany	EUR	90,000,000	Eni International BV	89.00	100.00	F.C.
	(Germany)				Eni Oil Holdings BV	11.00
Eni Ecuador SA	Quito	Ecuador	USD	103,142.08	Eni International BV	99.93	100.00	F.C.
	(Ecuador)				Esain SA	0.07
Eni Energy (Shanghai) Co Ltd	Shanghai	China	EUR	5,000,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	(China)
Eni France Sàrl	Lyon	France	EUR	56,800,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	(France)
Eni Iberia SLU	Alcobendas	Spain	EUR	17,299,100	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	(Spain)
Eni Marketing Austria GmbH	Wien	Austria	EUR	19,621,665.23	Eni Mineralölh. GmbH	99.99	100.00	F.C.
	(Austria)				Eni Sust. Mobility SpA	(..)
Eni Mineralölhandel GmbH	Wien	Austria	EUR	34,156,232.06	Eni Austria GmbH	100.00	100.00	F.C.
	(Austria)
Eni Schmiertechnik GmbH	Wurzburg	Germany	EUR	2,000,000	Eni Deutsch. GmbH	100.00	100.00	F.C.
	(Germany)
Eni Suisse SA	Lausanne	Switzerland	CHF	102,500,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	(Switzerland)
Eni Sustainable Mobility US Inc	Dover	USA	USD	1,000	Eni Sust. Mobility SpA	100.00	100.00	F.C.
	(USA)
Eni Trading & Shipping Inc	Dover	USA	USD	1,000,000	ET&B SpA	100.00	100.00	F.C.
	(USA)
Eni Transporte y Suministro	Mexico City	Mexico	MXN	3,000	Eni International BV	99.90	100.00	F.C.
México S. de RL de CV	(Mexico)				Eni Oil Holdings BV	0.10
Eni USA R&M Co Inc	Wilmington	USA	USD	11,000,000	Eni International BV	100.00		Eq.
	(USA)
Esacontrol SA	Quito	Ecuador	USD	60,000	Eni Ecuador SA	87.00		Eq.
	(Ecuador)				Third parties	13.00
Esain SA	Quito	Ecuador	USD	30,000	Eni Ecuador SA	99.99	100.00	F.C.
	(Ecuador)				Tecnoesa SA	(..)
Oléoduc du Rhône SA	Bovernier	Switzerland	CHF	7,000,000	Eni International BV	100.00		Eq.
	(Switzerland)
Tecnoesa SA	Quito	Ecuador	USD	36,000	Eni Ecuador SA	99.99		Eq.
	(Ecuador)				Esain SA	(..)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

106	ENI INTERIM CONSOLIDATED REPORT 2023

Chemicals

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis SpA	San Donato	Italy	EUR	300,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Finproject SpA	Morrovalle	Italy	EUR	18,500,000	Versalis SpA	100.00	100.00	F.C.
	(MC)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Asian Compounds Ltd	Hong Kong	Hong Kong	HKD	1,000	Finproject Asia Ltd	100.00	100.00	F.C.
	(Hong Kong)
Dunastyr Polisztirolgyártó Zártkörûen	Budapest	Hungary	HUF	1,577,971,200	Versalis SpA	96.34	100.00	F.C.
Mûködõ Részvénytársaság	(Hungary)				Versalis Deutsch. GmbH	1.83
					Versalis International SA	1.83
Finproject Asia Ltd (9)	Hong Kong	Hong Kong	USD	1,000	Finproject SpA	100.00	100.00	F.C.
	(Hong Kong)
Finproject Brasil Industria	Franca	Brazil	BRL	1,000,000	Finproject SpA	100.00		Eq.
De Solados Eireli	(Brazil)
Finproject Guangzhou Trading Co Ltd	Guangzhou	China	USD	180,000	Finproject SpA	100.00	100.00	F.C.
	(China)
Finproject India Pvt Ltd	Jaipur	India	INR	46,712,940	Asian Compounds Ltd	99.00	100.00	F.C.
	(India)				Finproject Asia Ltd	1.00
Finproject Romania Srl	Valea Lui Mihai	Romania	RON	67,730	Finproject SpA	100.00	100.00	F.C.
	(Romania)
Finproject Singapore Pte Ltd	Singapore	Singapore	SGD	100	Versalis Singapore P. Ltd	100.00	100.00	F.C.
	(Singapore)
Finproject Viet Nam Company Limited	Hai Phong	Vietnam	VND	19,623,250,000	Finproject Asia Ltd	100.00		Eq.
	(Vietnam)
Foam Creations (2008) Inc	Quebec City	Canada	CAD	1,215,000	Finproject SpA	100.00	100.00	F.C.
	(Canada)
Foam Creations México SA de CV	León	Mexico	MXN	19,138,165	Foam Creations (2008)	99.99	100.00	F.C.
	(Mexico)				Finproject SpA	(..)
Padanaplast America Llc	Wilmington	USA	USD	70,000	Finproject SpA	100.00		Eq.
	(USA)
Padanaplast Deutschland GmbH	Hannover	Germany	EUR	25,000	Finproject SpA	100.00		Eq.
	(Germany)
Versalis Americas Inc	Dover	USA	USD	100,000	Versalis International SA	100.00	100.00	F.C.
	(USA)
Versalis Congo Sarlu	Pointe-Noire	Republic	XAF	1,000,000	Versalis International SA	100.00	100.00	F.C.
	(Republic	of the Congo
	of the Congo)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

(9) Company that benefits from a privileged tax regime pursuant to art. 167, paragraph 4 of the D.P.R. of December 22, 1986, n. 917: the income attributable to the Group is subject to taxation in Italy.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	107

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Versalis Deutschland GmbH	Eschborn	Germany	EUR	100,000	Versalis SpA	100.00	100.00	F.C.
	(Germany)
Versalis France SAS	Mardyck	France	EUR	126,115,582.90	Versalis SpA	100.00	100.00	F.C.
	(France)
Versalis International Côte d'Ivoire Sarlu	Abidjan	Ivory Coast	XOF	98,400,000	Versalis International SA	100.00		Eq.
	(Ivory Coast)
Versalis International SA	Bruxelles	Belgium	EUR	15,449,173.88	Versalis SpA	59.00	100.00	F.C.
	(Belgium)				Versalis Deutsch. GmbH	23.71
					Dunastyr Zrt	14.43
					Versalis France	2.86
Versalis Kimya Ticaret Limited Sirketi	Istanbul	Turkey	TRY	20,000	Versalis International SA	100.00	100.00	F.C.
	(Turkey)
Versalis México S. de RL de CV	Mexico City	Mexico	MXN	1,000	Versalis International SA	99.00	100.00	F.C.
	(Mexico)				Versalis SpA	1.00
Versalis Pacific (India) Private Ltd	Mumbai	India	INR	238,700	Versalis Singapore P. Ltd	99.99	100.00	F.C.
	(India)				Third parties	(..)
Versalis Pacific Trading	Shanghai	China	CNY	15,237,236	Versalis SpA	100.00	100.00	F.C.
(Shanghai) Co Ltd	(China)
Versalis Singapore Pte Ltd	Singapore	Singapore	SGD	80,000	Versalis SpA	100.00	100.00	F.C.
	(Singapore)
Versalis UK Ltd	London	United	GBP	4,008,042	Versalis SpA	100.00	100.00	F.C.
	(United Kingdom)	Kingdom
Versalis Zeal Ltd	Takoradi	Ghana	GHS	5,650,000	Versalis International SA	80.00	80.00	F.C.
	(Ghana)				Third parties	20.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

108	ENI INTERIM CONSOLIDATED REPORT 2023

PLENITUDE & POWER

Plenitude

IN ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
4Energia Srl	Milan	Italy	EUR	400,000	Eni Plenitude SpA SB	100.00		100.00	F.C.

Agrikroton Srl - Società Agricola	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00		100.00	F.C.
	(FC)
Be Charge Srl	Milan	Italy	EUR	500,000	Be Power SpA	100.00		100.00	F.C.

Be Charge Valle d'Aosta Srl	Milan	Italy	EUR	10,000	Be Charge Srl	100.00		100.00	F.C.

Be Power SpA	Milan	Italy	EUR	698,251	Eni Plenitude SpA SB	99.19	(a)	100.00	F.C.
					Third parties	0.81
Borgia Wind Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00		100.00	F.C.
	(FC)
Corridonia Energia Srl	Cesena	Italy	EUR	20,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
	(FC)
Dynamica Srl	Cesena	Italy	EUR	50,000	Eni Plen. Wind 2022 SpA	100.00		100.00	F.C.
	(FC)
Ecoener Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		100.00	F.C.
	(FC)
Elettro Sannio Wind 2 Srl	Cesena	Italy	EUR	1,225,000	Eni Plen. Wind 2022 SpA	100.00		100.00	F.C.
	(FC)
Enerkall Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00		100.00	F.C.
	(FC)
Eni New Energy SpA	San Donato	Italy	EUR	9,296,000	Eni Plenitude SpA SB	100.00		100.00	F.C.
	Milanese (MI)
Eni Plenitude Miniwind Srl	Cesena	Italy	EUR	50,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
(former SEF Miniwind Srl)	(FC)
Eni Plenitude Società Agricola Bio Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
(former Società Agricola SEF Bio Srl)	(FC)
Eni Plenitude Solar & Miniwind Italia Srl	Cesena	Italy	EUR	25,000	Eni New Energy SpA	100.00		100.00	F.C.
(former SEF Srl)	(FC)
Eni Plenitude Solar Abruzzo Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
(former SEF Solar Abruzzo Srl)	(FC)
Eni Plenitude Solar III Srl	Cesena	Italy	EUR	500	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
(former SEF Green Srl)	(FC)
Eni Plenitude Solar II Srl	Cesena	Italy	EUR	1,000	Eni Plen. S&M Italia Srl	100.00		100.00	F.C.
(former SEF Solar II Srl)	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Controlling interest: Eni Plenitude SpA SB 100.00

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	109

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Plenitude Solar Srl	Cesena	Italy	EUR	120,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
(former SEF Solar Srl)	(FC)
Eni Plenitude SpA Società Benefit	San Donato	Italy	EUR	770,000,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Plenitude Technical Services Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
(former PLT Engineering Srl)	(FC)
Eni Plenitude Wind & Energy Srl	Cesena	Italy	EUR	3,865,474	Eni New Energy SpA	100.00	100.00	F.C.
(former PLT Energia Srl)	(FC)
Eni Plenitude Wind 2020 Srl	Cesena	Italy	EUR	1,000,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
(former PLT Wind 2020 Srl)	(FC)
Eni Plenitude Wind 2022 SpA	Cesena	Italy	EUR	1,000,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
(former PLT Wind 2022 SpA)	(FC)
Eolica Pietramontecorvino Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
Eolica Wind Power Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
	(FC)
Eolo Energie - Corleone -	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
Campofiorito Srl	(FC)
Evolvere SpA Società Benefit	Milan	Italy	EUR	1,130,000	Eni Plenitude SpA SB	100.00	100.00	F.C.

Evolvere Venture SpA	Milan	Italy	EUR	50,000	Evolvere SpA Soc. Ben.	100.00	100.00	F.C.

Faren Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar III Srl	100.00	100.00	F.C.
	(FC)
FAS Srl	Cesena	Italy	EUR	119,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
Fotovoltaica Pietramontecorvino Srl	Cesena	Italy	EUR	100,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
FV4P Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Gemsa Solar Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
GPC Uno Srl	Cesena	Italy	EUR	25,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
GPC Due Srl	Cesena	Italy	EUR	12,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Green Parity Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
Lugo Società Agricola Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
	(FC)
Lugo Solar Tech Srl	Cesena	Italy	EUR	100,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
	(FC)
Marano Solar Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
	(FC)
Marano Solare Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Marcellinara Wind Srl	Cesena	Italy	EUR	35,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

110	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Micropower Srl	Cesena	Italy	EUR	30,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
	(FC)
Molinetto Srl	Cesena	Italy	EUR	10,000	Faren Srl	100.00	100.00	F.C.
	(FC)
Montefano Energia Srl	Cesena	Italy	EUR	20,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Monte San Giusto Solar Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Olivadi Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
	(FC)
Parco Eolico di Tursi e Colobraro Srl	Cesena	Italy	EUR	31,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
	(FC)
Pescina Wind Srl	Cesena	Italy	EUR	50,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
	(FC)
Pieve5 Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
	(FC)
PLT Puregreen SpA	Cesena	Italy	EUR	500,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
Pollenza Sole Srl	Cesena	Italy	EUR	32,500	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Ravenna 1 FTV Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
RF-AVIO Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
RF-Cavallerizza Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Ruggiero Wind Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
SAV - Santa Maria Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
	(FC)
SEA SpA	L'Aquila	Italy	EUR	100,000	Eni Plenitude SpA SB	100.00	100.00	F.C.

Società Agricola Agricentro Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
	(FC)
Società Agricola Casemurate Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)
Società Agricola Forestale	Cesena	Italy	EUR	100,000	Soc. Agr. Agricentro Srl	100.00	100.00	F.C.
Pianura Verde Srl	(FC)
Società Agricola Isola d'Agri Srl	Cesena	Italy	EUR	10,000	Eni Plen. Solar Srl	100.00	100.00	F.C.
	(FC)
Società Agricola L'Albero Azzurro Srl	Cesena	Italy	EUR	100,000	Soc. Agr. Agricentro Srl	100.00	100.00	F.C.
	(FC)
Timpe Muzzunetti 2 Srl	Cesena	Italy	EUR	2,500	Eni Plen. Wind & En. Srl	70.00	70.00	F.C.
	(FC)				Third parties	30.00
Vivaro FTV Srl	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	100.00	100.00	F.C.
	(FC)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	111

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
VRG Wind 127 Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
VRG Wind 149 Srl	Cesena	Italy	EUR	10,000	Eni Plen. Wind 2022 SpA	100.00	100.00	F.C.
	(FC)
W-Energy Srl	Cesena	Italy	EUR	93,000	Eni Plen. Wind & En. Srl	100.00	100.00	F.C.
	(FC)
Wind Salandra Srl	Cesena	Italy	EUR	100,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
	(FC)
Windsol Srl	Cesena	Italy	EUR	3,250,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
	(FC)
Wind Turbines Engineering 2 Srl	Cesena	Italy	EUR	5,450,000	Eni Plen. Wind 2020 Srl	100.00	100.00	F.C.
	(FC)

OUTSIDE ITALY

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Adriaplin Podjetje za distribucijo	Ljubljana	Slovenia	EUR	12,956,935	Eni Plenitude SpA SB	51.00	51.00	F.C.
zemeljskega plina doo Ljubljana	(Slovenia)				Third parties	49.00
Aleria Solar SAS	Bastia	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Alpinia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Anberia Invest SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
	(Spain)
Argon SAS	Argenteuil	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Arm Wind Llp	Astana	Kazakhstan	KZT	19,069,100,000	Eni Energy Solutions BV	100.00	100.00	F.C.
	(Kazakhstan)
Athies-Samoussy Solar PV1 SAS	Argenteuil	France	EUR	68,000	Krypton SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV2 SAS	Argenteuil	France	EUR	40,000	Krypton SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV3 SAS	Argenteuil	France	EUR	36,000	Krypton SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV4 SAS	Argenteuil	France	EUR	14,000	Xenon SAS	100.00	100.00	F.C.
	(France)
Athies-Samoussy Solar PV5 SAS	Argenteuil	France	EUR	14,000	Xenon SAS	100.00	100.00	F.C.
	(France)
Belle Magiocche Solaire SAS	Bastia	France	EUR	10,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Bonete Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Brazoria Class B Member Llc	Dover	USA	USD	1,000	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

112	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brazoria County Solar Project Llc	Dover	USA	USD	1,000	Brazoria HoldCo Llc	100.00	89.98	F.C.
	(USA)
Brazoria HoldCo Llc	Dover	USA	USD	203,880,071	Brazoria Class B	89.98	89.98	F.C.
	(USA)				Third parties	10.02
BT Kellam Solar Llc	Austin	USA	USD	1,000	Kellam Tax Eq. Partn.	100.00	94.55	F.C.
	(USA)
Camelia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Celtis Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Corazon Energy Class B Llc	Dover	USA	USD	100	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)
Corazon Energy Llc	Dover	USA	USD	100	Corazon Tax Eq. Part. Llc	100.00	93.64	F.C.
	(USA)
Corazon Energy Services Llc	Dover	USA	USD	100	Eni New Energy US Inc	100.00		Eq.
	(USA)
Corazon Tax Equity Partnership Llc	Dover	USA	USD	193,356,991	Corazon En. Class B Llc	93.64	93.64	F.C.
	(USA)				Third parties	6.36
Corlinter 5000 SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
	(Spain)
Desarrollos Empresariales Illas SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Desarrollos Energéticos Riojanos SL	Madrid	Spain	EUR	876,042	Eni Plenitude SpA SB	60.00	100.00	F.C.
	(Spain)				Energías Amb. de Outes	40.00
Ecovent Parc Eolic SAU	Madrid	Spain	EUR	1,037,350	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Ekain Renovables SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
	(Spain)
Energía Eólica Boreas SLU	Madrid	Spain	EUR	3,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Energías Alternativas Eólicas Riojanas SL	Madrid	Spain	EUR	2,008,901.71	Eni Plenitude SpA SB	57.50	100.00	F.C.
	(Spain)				Des. Energéticos Riojanos	42.50
Energías Ambientales de Outes SLU	Madrid	Spain	EUR	643,451.49	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Eni Energy Solutions BV	Amsterdam	Netherlands	EUR	20,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Netherlands)
Eni Gas & Power France SA	Levallois Perret	France	EUR	239,500,800	Eni Plenitude SpA SB	99.99	100.00	F.C.
	(France)				Third parties	(..)
Eni New Energy Australia Pty Ltd	Perth	Australia	AUD	4	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Australia)
Eni New Energy Batchelor Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni New Energy Katherine Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni New Energy Manton Dam Pty Ltd	Perth	Australia	AUD	1	Eni New En. Aus. Pty Ltd	100.00	100.00	F.C.
	(Australia)
Eni New Energy US Holding Llc	Dover	USA	USD	100	Eni New Energy US Inc	99.00	100.00	F.C.
	(USA)				Eni New Energy US Inv.Inc	1.00
Eni New Energy US Inc	Dover	USA	USD	100	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(USA)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	113

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni New Energy US Investing Inc	Dover	USA	USD	1,000	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)
Eni Plenitude Iberia SLU	Santander	Spain	EUR	3,192,000	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Eni Plenitude Investment Colombia SAS	Bogotà	Colombia	COP	510,840,000	Eni Plen. Wind & En. Srl	51.00	51.00	F.C.
(former PLT Colombia SAS)	(Colombia)				Third parties	49.00
Eni Plenitude Investment Spain SL	Madrid	Spain	EUR	100,000	Eni Plen. Wind & En. Srl	51.00	51.00	F.C.
(former PLT Spagna SL)	(Spain)				Third parties	49.00
Eni Plenitude Operations France SAS	Argenteuil	France	EUR	1,116,489.72	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(France)
Eni Plenitude Renewables France SAS	Argenteuil	France	EUR	51,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(France)
Eni Plenitude Renewables Hellas	Athens	Greece	EUR	627,464	Eni Plenitude SpA SB	100.00	100.00	F.C.
Single Member SA	(Greece)
Eni Plenitude Renewables	Dudelange	Luxembourg	EUR	10,253,560	Eni Plenitude SpA SB	100.00	100.00	F.C.
Luxembourg Sàrl	(Luxembourg)
Eni Plenitude Renewables Spain SLU	Madrid	Spain	EUR	6,680	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Eni Plenitude Rooftop France SAS	Argenteuil	France	EUR	40,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(France)
Eni Plenitude Technical Services	Bogotà	Colombia	COP	1,000,000	Eni Plen. Tech. Serv. Srl	60.00	60.00	F.C.
Colombia SAS	(Colombia)				Third parties	40.00
(former PLT Engineering Colombia SAS)
Eni Plenitude Technical Services	Cluj-Napoca	Romania	RON	4,400	Eni Plen. Tech. Serv. Srl	95.00	100.00	F.C.
Romania Srl	(Romania)				Ruggiero Wind Srl	5.00
(former PLT Engineering Romania Srl)
Eni Plenitude Technical Services	Madrid	Spain	EUR	3,000	Eni Plen. Tech. Serv. Srl	100.00	100.00	F.C.
Spain SLU	(Spain)
(former PLT Engineering Spagna SLU)
Eolica Cuellar de la Sierra SLU	Madrid	Spain	EUR	110,999.77	Eni Plen. Inv. Spain SL	100.00	51.00	F.C.
	(Spain)
Estanque Redondo Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Fotovoltaica Escudero SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Gas Supply Company	Thessaloniki	Greece	EUR	13,761,788	Eni Plenitude SpA SB	100.00	100.00	F.C.
Thessaloniki - Thessalia SA	(Greece)
Guajillo Energy Storage Llc	Dover	USA	USD	100	Eni New Energy US H. Llc	100.00	100.00	F.C.
	(USA)
Guilleus Consulting SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
	(Spain)
HLS Bonete PV SLU	Madrid	Spain	EUR	3,602	HLS Bonete Topco SLU	100.00	100.00	F.C.
	(Spain)
HLS Bonete Topco SLU	Madrid	Spain	EUR	6,602	Eni Plenitude SpA SB	100.00	100.00	F.C.
	(Spain)
Holding Lanas Solar Sàrl	Argenteuil	France	EUR	100	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Inveese SAS	Bogotá	Colombia	COP	100,000,000	Eni Plen. Inv. Colombia	75.00	38.25	F.C.
	(Colombia)				Third parties	25.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

114	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Ixia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Kellam Solar Class B Llc	Dover	USA	USD	1	Eni New Energy US Inc	100.00	100.00	F.C.
	(USA)
Kellam Tax Equity Partnership Llc	Dover	USA	USD	41,725,541	Kellam Solar Class B	94.55	94.55	F.C.
	(USA)				Third parties	5.45
Krypton SAS	Argenteuil	France	EUR	180,000	Eni Plen. Op. Fr. SAS	100.00	100.00	F.C.
	(France)
Lanas Solar SAS	Argenteuil	France	EUR	100	Holding Lanas Solar Sàrl	100.00	100.00	F.C.
	(France)
Maristella Directorship SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Spain SLU	100.00	100.00	F.C.
	(Spain)
Membrio Solar SLU	Lodosa	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Miburia Trade SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
	(Spain)
Olea Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Opalo Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
Pistacia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(Spain)
POP Solar SAS	Argenteuil	France	EUR	1,000	Eni Plen. Ren. Lux. Sàrl	100.00	100.00	F.C.
	(France)
Punes Trade SLU	Madrid	Spain	EUR	3,000	Eni Plen. T. S. Spain	100.00	100.00	F.C.
	(Spain)
SKGRPV1 Single Member Private	Athens	Greece	EUR	37,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV2 Single Member Private	Athens	Greece	EUR	39,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV3 Single Member Private	Athens	Greece	EUR	37,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV4 Single Member Private	Athens	Greece	EUR	36,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV5 Single Member Private	Athens	Greece	EUR	22,600	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV6 Single Member Private	Athens	Greece	EUR	28,300	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV7 Single Member Private	Athens	Greece	EUR	66,000	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV8 Single Member Private	Athens	Greece	EUR	27,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV9 Single Member Private	Athens	Greece	EUR	27,200	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV10 Single Member Private	Athens	Greece	EUR	19,800	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV11 Single Member Private	Athens	Greece	EUR	26,300	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)
SKGRPV12 Single Member Private	Athens	Greece	EUR	31,000	Eni Plen. Renew. Hellas	100.00	100.00	F.C.
Company	(Greece)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	115

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
SKGRPV13 Single Member Private	Athens	Greece	EUR	45,100	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV14 Single Member Private	Athens	Greece	EUR	121,900	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV15 Single Member Private	Athens	Greece	EUR	39,000	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV16 Single Member Private	Athens	Greece	EUR	32,000	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV17 Single Member Private	Athens	Greece	EUR	50,200	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV18 Single Member Private	Athens	Greece	EUR	6,200	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV19 Single Member Private	Athens	Greece	EUR	91,400	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
SKGRPV20 Single Member Private	Athens	Greece	EUR	59,200	Eni Plen. Renew. Hellas	100.00		100.00	F.C.
Company	(Greece)
Tebar Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		100.00	F.C.
	(Spain)
Wind Grower SLU	Ourense	Spain	EUR	593,000	Eni Plen. T. S. Spain	100.00		100.00	F.C.
	(Spain)
Wind Hero SLU	Ourense	Spain	EUR	563,000	Eni Plen. T. S. Spain	100.00		100.00	F.C.
	(Spain)
Xenon SAS	Argenteuil	France	EUR	1,500,100	Eni Plen. Op. Fr. SAS	0.01	(a)	100.00	F.C.
	(France)				Third parties	99.99
Zinnia Solar SLU	Madrid	Spain	EUR	3,000	Eni Plen. Ren. Lux. Sàrl	100.00		100.00	F.C.
	(Spain)

Power

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
EniPower Mantova SpA	San Donato	Italy	EUR	144,000,000	EniPower SpA	86.50		44.12	F.C.
	Milanese (MI)				Third parties	13.50
EniPower SpA	San Donato	Italy	EUR	200,000,000	Eni SpA	51.00		51.00	F.C.
	Milanese (MI)				Third parties	49.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Controlling interest:	Eni Plenitude Operations France SAS			100.00

116	ENI INTERIM CONSOLIDATED REPORT 2023

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agenzia Giornalistica Italia SpA	Rome	Italy	EUR	2,000,000	Eni SpA	100.00	100.00	F.C.

D-Share SpA	Milan	Italy	EUR	121,719.25	AGI SpA	100.00	100.00	F.C.

Eni Corporate University SpA	San Donato	Italy	EUR	3,360,000	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eni Energia Italia Srl	San Donato	Italy	EUR	50,000	Eni SpA	100.00		Co.
	Milanese (MI)
Eni Trading & Shipping SpA	Rome	Italy	EUR	334,171	Eni SpA	100.00		Co.
(in liquidation)
EniProgetti SpA	Venezia	Italy	EUR	2,064,000	Eni SpA	100.00	100.00	F.C.
	Marghera (VE)
EniServizi SpA	San Donato	Italy	EUR	13,427,419.08	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)
Eniverse Ventures Srl	San Donato	Italy	EUR	50,000	Eni SpA	100.00		Co.
	Milanese (MI)
Enivibes Srl	Milan	Italy	EUR	3,552,632	Eni SpA	76.00		Co.
					Third parties	24.00
Serfactoring SpA	San Donato	Italy	EUR	5,160,000	Eni SpA	100.00	100.00	F.C.
(in liquidation)	Milanese (MI)
Servizi Aerei SpA	San Donato	Italy	EUR	48,205,536	Eni SpA	100.00	100.00	F.C.
	Milanese (MI)

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Banque Eni SA	Bruxelles	Belgium	EUR	50,000,000	Eni International BV	99.90	100.00	F.C.
	(Belgium)				Eni Oil Holdings BV	0.10
Eni Finance International SA	Bruxelles	Belgium	USD	1,480,365,336	Eni SpA	100.00	100.00	F.C.
	(Belgium)
Eni Finance USA Inc	Dover	USA	USD	2,500,000	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
Eni Insurance DAC	Dublin	Ireland	EUR	500,000,000	Eni SpA	100.00	100.00	F.C.
	(Ireland)
Eni International BV	Amsterdam	Netherlands	EUR	641,683,425	Eni SpA	100.00	100.00	F.C.
	(Netherlands)
Eni International Resources Ltd	London	United	GBP	50,000	Eni SpA	99.99	100.00	F.C.
	(United Kingdom)	Kingdom			Eni UK Ltd	(..)
Eni Next Llc	Dover	USA	USD	100	Eni Petroleum Co Inc	100.00	100.00	F.C.
	(USA)
EniProgetti Egypt Ltd	Cairo	Egypt	EGP	50,000	EniProgetti SpA	99.00		Eq.
	(Egypt)				Eni SpA	1.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	117

Other activities

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind SpA	San Donato	Italy	EUR	101,950,844.46	Eni SpA	99.99	100.00	F.C.
	Milanese (MI)				Third parties	(..)
Industria Siciliana Acido	Gela (CL)	Italy	EUR	1,300,000	Eni Rewind SpA	52.00		Eq.
Fosforico - ISAF - SpA					Third parties	48.00
(in liquidation)

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Eni Rewind International BV	Amsterdam	Netherlands	EUR	20,000	Eni International BV	100.00		Eq.
	(Netherlands)
Oleodotto del Reno SA	Coira	Switzerland	CHF	1,550,000	Eni Rewind SpA	100.00		Eq.
	(Switzerland)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

118	ENI INTERIM CONSOLIDATED REPORT 2023

JOINT ARRANGEMENTS AND ASSOCIATES

EXPLORATION & PRODUCTION

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agri-Energy Srl (†)	Jolanda di Savoia	Italy	EUR	50,000	Eni Natural Energies SpA	50.00		Eq.
	(FE)				Third parties	50.00
Azule Energy Angola SpA	San Donato	Angola	EUR	20,200,000	Azule Energy Holdings Ltd	100.00
	Milanese (MI)
Mozambique Rovuma Venture SpA (†)	San Donato	Mozambique	EUR	20,000,000	Eni SpA	35.71		Eq.
	Milanese (MI)				Third parties	64.29

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Agiba Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Ashrafi Island Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
(in liquidation)	(Egypt)				Third parties	75.00
Azule Energy Angola (Block 18) BV	Rotterdam	Angola	EUR	2,275,625.42	Azule Energy Holdings Ltd	100.00
(former BP Angola (Block 18) BV)	(Netherlands)
Azule Energy Angola BV	Amsterdam	Angola	EUR	20,000	Azule Energy Holdings Ltd	100.00
(former Eni Angola Exploration BV)	(Netherlands)
Azule Energy Angola Production BV	Amsterdam	Angola	EUR	20,000	Azule Energy Holdings Ltd	100.00
(former Eni Angola Production BV)	(Netherlands)
Azule Energy Exploration Angola (KB) Ltd	Sunbury	Angola	USD	1	Azule Energy Holdings Ltd	100.00
(former BP Exploration Angola	On Thames
(Kwanza Benguela) Ltd)	(United Kingdom)
Azule Energy Exploration (Angola) Ltd	Sunbury	Angola	USD	1,000,000	Azule Energy Holdings Ltd	100.00
(former BP Exploration (Angola) Ltd)	On Thames
	(United Kingdom)
Azule Energy Gas Supply Services Inc	Dover	USA	USD	1,000	Azule Energy Holdings Ltd	100.00
	(USA)
Azule Energy Holdings Ltd (†)	London	United	USD	1,000,000	Eni International BV	50.00		Eq.
	(United Kingdom)	Kingdom			Third parties	50.00
Azule Energy Ltd	Sunbury	Angola	USD	1,000	Azule Energy Holdings Ltd	100.00
(former Angola JVCO Ltd)	On Thames
	(United Kingdom)
Azule Energy US Gas Llc	Wilmington	USA	USD	12,800,000	Azule En. Gas Sup. S. Inc	100.00
(former BP Gas Supply (Angola) Llc)	(USA)
Barentsmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000	Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)				Third parties	66.67

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	119

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Cabo Delgado Gas Development	Maputo	Mozambique	MZN	2,500,000		Eni Mozamb. LNG H. BV	50.00		Co.
Limitada (†)	(Mozambique)					Third parties	50.00
Cardón IV SA (†)	Caracas	Venezuela	VED	0		Eni Venezuela BV	50.00		Eq.
	(Venezuela)					Third parties	50.00
Compañia Agua Plana SA	Caracas	Venezuela	VED	0		Eni Venezuela BV	26.00		Co.
	(Venezuela)					Third parties	74.00
Coral FLNG SA	Maputo	Mozambique	MZN	100,000,000		Eni Mozamb. LNG H. BV	25.00		Eq.
	(Mozambique)					Third parties	75.00
Coral South FLNG DMCC	Dubai	United Arab	AED	500,000		Eni Mozamb. LNG H. BV	25.00		Eq.
	(United Arab	Emirates				Third parties	75.00
	Emirates)
East Delta Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
(in liquidation)	(Egypt)					Third parties	62.50
East Obaiyed Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
El Temsah Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
El-Fayrouz Petroleum Co (†)	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)					Third parties	50.00
Fedynskmorneftegaz Sàrl (†)	Luxembourg	Russia	USD	20,000		Eni Energy Russia BV	33.33		Eq.
	(Luxembourg)					Third parties	66.67
In Salah Gas Ltd	St. Helier	Algeria	GBP	180		Eni In Salah Ltd	25.56		Co.
	(Jersey)					Third parties	74.44
In Salah Gas Services Ltd	St. Helier	Algeria	GBP	180		Eni In Salah Ltd	25.56		Co.
	(Jersey)					Third parties	74.44
Isatay Operating Company Llp (†)	Astana	Kazakhstan	KZT	400,000		Eni Isatay	50.00		Co.
	(Kazakhstan)					Third parties	50.00
Karachaganak Petroleum Operating BV	Amsterdam	Kazakhstan	EUR	20,000		Agip Karachaganak BV	29.25		Co.
	(Netherlands)					Third parties	70.75
Khaleej Petroleum Co Wll	Safat	Kuwait	KWD	250,000		Eni Middle E. Ltd	49.00		Eq.
	(Kuwait)					Third parties	51.00
Liberty National Development Co Llc	Wilmington	USA	USD	0	(a)	Eni Oil & Gas Inc	32.50		Eq.
	(USA)					Third parties	67.50
Mediterranean Gas Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00
Meleiha Petroleum Company	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Mellitah Oil & Gas BV (†)	Amsterdam	Libya	EUR	20,000		Eni North Africa BV	50.00		Co.
	(Netherlands)					Third parties	50.00
Nile Delta Oil Co Nidoco	Cairo	Egypt	EGP	20,000		Ieoc Production BV	37.50		Co.
	(Egypt)					Third parties	62.50
Norpipe Terminal Holdco Ltd	London	Norway	GBP	55.69		Eni SpA	14.20		Eq.
	(United Kingdom)					Third parties	85.80
North Bardawil Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Exploration BV	30.00
(in liquidation)	(Egypt)					Third parties	70.00
North El Burg Petroleum Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	25.00		Co.
	(Egypt)					Third parties	75.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
(a) Shares without nominal value.

120	ENI INTERIM CONSOLIDATED REPORT 2023

Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
North El Hammad Petroleum Co	Cairo	Egypt	USD	20,000	Ieoc Production BV	18.75		Co.
	(Egypt)				Third parties	81.25
Petrobel Belayim Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
PetroBicentenario SA (†)	Caracas	Venezuela	VED	0	Eni Lasmo Plc	40.00		Eq.
	(Venezuela)				Third parties	60.00
PetroJunín SA (†)	Caracas	Venezuela	VED	0.02	Eni Lasmo Plc	40.00		Eq.
	(Venezuela)				Third parties	60.00
PetroSucre SA	Caracas	Venezuela	VED	0	Eni Venezuela BV	26.00		Eq.
	(Venezuela)				Third parties	74.00
Pharaonic Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Port Said Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Production BV	50.00		Co.
	(Egypt)				Third parties	50.00
Qatar Liquefied Gas	Doha	Qatar	USD	1,175,885,000	Eni Qatar BV	25.00		Eq.
Company Limited (9)	(Qatar)				Third parties	75.00
Rovuma LNG Investment (DIFC) Ltd	Dubai	Mozambique	USD	50,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(United Arab				Third parties	75.00
	Emirates)
Rovuma LNG SA	Maputo	Mozambique	MZN	100,000,000	Eni Mozamb. LNG H. BV	25.00		Eq.
	(Mozambique)				Third parties	75.00
Shorouk Petroleum Company	Cairo	Egypt	EGP	20,000	Ieoc Production BV	25.00		Co.
	(Egypt)				Third parties	75.00
Société Centrale Electrique	Pointe-Noire	Republic	XAF	44,732,000,000	Eni Congo SAU	20.00		Eq.
du Congo SA	(Republic	of the Congo			Third parties	80.00
	of the Congo)
Société Italo Tunisienne	Tunis	Tunisia	TND	5,000,000	Eni Tunisia BV	50.00		Eq.
d’Exploitation Pétrolière SA (†)	(Tunisia)				Third parties	50.00
Sodeps - Société de Developpement	Tunis	Tunisia	TND	100,000	Eni Tunisia BV	50.00		Co.
et d’Exploitation du Permis du Sud SA (†)	(Tunisia)				Third parties	50.00
Thekah Petroleum Co	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	25.00
(in liquidation)	(Egypt)				Third parties	75.00
United Gas Derivatives Co	New Cairo	Egypt	USD	153,000,000	Eni International BV	33.33		Eq.
	(Egypt)				Third parties	66.67
Vår Energi ASA (#)	Sandnes	Norway	NOK	399,425,000	Eni International BV	63.04		Eq.
	(Norway)				Third parties	36.96
VIC CBM Ltd (†)	London	Indonesia	USD	52,315,912	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
Virginia Indonesia Co CBM Ltd (†)	London	Indonesia	USD	25,631,640	Eni Lasmo Plc	50.00		Eq.
	(United Kingdom)				Third parties	50.00
West Ashrafi Petroleum Co (†)	Cairo	Egypt	EGP	20,000	Ieoc Exploration BV	50.00
(in liquidation)	(Egypt)				Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of extra-EU countries.
(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	121

GLOBAL GAS & LNG PORTFOLIO

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio		Consolidation or valutation method (*)
SeaCorridor Srl (†)	San Donato	Italy	EUR	100,000,000	Eni SpA	50.10			Eq.
(former Eni Corridor Srl)	Milanese (MI)				Third parties	49.90

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio		Consolidation or valutation method (*)
Blue Stream Pipeline Co BV (†)	Amsterdam	Russia	USD	22,000	Eni International BV	50.00	74.62	(a)	J.O.
	(Netherlands)				Third parties	50.00
Damietta LNG (DLNG) SAE (†)	Damietta	Egypt	USD	375,000,000	Eni Gas Liquef. BV	50.00	50.00		J.O.
	(Egypt)				Third parties	50.00
DLNG Service SAE (†)	Damietta	Egypt	USD	1,000,000	Damietta LNG	98.00	50.00		J.O.
	(Egypt)				Eni Gas Liquef. BV	1.00
					Third parties	1.00
GreenStream BV (†)	Amsterdam	Libya	EUR	200,000,000	Eni North Africa BV	50.00	50.00		J.O.
	(Netherlands)				Third parties	50.00
Société Energies Renouvelables	Tunis	Tunisia	TND	11,100,000	Eni International BV	50.00			Eq.
Eni-ETAP SA (†)	(Tunisia)				Third parties	50.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
(a) Equity ratio equal to the Eni's working interest.

122	ENI INTERIM CONSOLIDATED REPORT 2023

SUSTAINABLE MOBILITY, REFINING AND CHEMICALS

Sustainable Mobility and Refining

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Arezzo Gas SpA (†)	Arezzo	Italy	EUR	394,000	Ecofuel SpA	50.00		Eq.
					Third parties	50.00
CePIM Centro Padano Interscambio	Fontevivo (PR)	Italy	EUR	6,642,928.32	Ecofuel SpA	44.78		Eq.
Merci SpA					Third parties	55.22
Consorzio Operatori GPL di Napoli	Napoli	Italy	EUR	102,000	Ecofuel SpA	25.00		Co.
					Third parties	75.00
Costiero Gas Livorno SpA (†)	Livorno	Italy	EUR	26,000,000	Ecofuel SpA	65.00	65.00	J.O.
					Third parties	35.00
Disma SpA	Segrate (MI)	Italy	EUR	2,600,000	Ecofuel SpA	25.00		Eq.
					Third parties	75.00
Porto Petroli di Genova SpA	Genova	Italy	EUR	2,068,000	Ecofuel SpA	40.50		Eq.
					Third parties	59.50
Raffineria di Milazzo ScpA (†)	Milazzo (ME)	Italy	EUR	171,143,000	Eni SpA	50.00	50.00	J.O.
					Third parties	50.00
Seram SpA	Fiumicino (RM)	Italy	EUR	852,000	Eni SpA	25.00		Eq.
					Third parties	75.00
Sigea Sistema Integrato Genova	Genova	Italy	EUR	3,326,900	Ecofuel SpA	35.00		Eq.
Arquata SpA					Third parties	65.00
Società Oleodotti Meridionali -	Rome	Italy	EUR	3,085,000	Eni SpA	70.00		Eq.
SOM SpA (†)					Third parties	30.00
South Italy Green Hydrogen Srl (†)	Rome	Italy	EUR	10,000	Eni SpA	50.00		Eq.
					Third parties	50.00

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Abu Dhabi Oil Refining Company	Abu Dhabi	United Arab	AED	500,000,000	Eni Abu Dhabi R&T BV	20.00		Eq.
(TAKREER)	(United Arab	Emirates			Third parties	80.00
	Emirates)
ADNOC Global Trading Ltd	Abu Dhabi	United Arab	USD	100,000,000	Eni Abu Dhabi R&T BV	20.00		Eq.
	(United Arab	Emirates			Third parties	80.00
	Emirates)
AET - Raffineriebeteiligungsgesellschaft	Schwedt	Germany	EUR	27,000	Eni Deutsch. GmbH	33.33		Eq.
mbH (†)	(Germany)				Third parties	66.67
Bayernoil Raffineriegesellschaft mbH (†)	Vohburg	Germany	EUR	10,226,000	Eni Deutsch. GmbH	20.00	20.00	J.O.
	(Germany)				Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	123

Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership		% Equity ratio		Consolidation or valutation method (*)
City Carburoil SA (†)	Monteceneri	Switzerland	CHF	6,000,000		Eni Suisse SA	49.91				Eq.
	(Switzerland)					Third parties	50.09
Egyptian International Gas	New Cairo	Egypt	EGP	100,000,000		Eni International BV	40.00				Eq.
Technology Co	(Egypt)					Third parties	60.00
ENEOS Italsing Pte Ltd	Singapore	Singapore	SGD	12,000,000		Eni Sust. Mobility SpA	22.50				Eq.
	(Singapore)					Third parties	77.50
Fuelling Aviation Services GIE	Tremblay-	France	EUR	0		Eni France Sàrl	25.00				Co.
	en-France					Third parties	75.00
	(France)
Mediterranée Bitumes SA	Tunis	Tunisia	TND	1,000,000		Eni International BV	34.00				Eq.
	(Tunisia)					Third parties	66.00
Routex BV	Amsterdam	Netherlands	EUR	67,500		Eni Sust. Mobility SpA	20.00	(b)			Eq.
	(Netherlands)					Routex BV	20.00
						Third parties	60.00
Saraco SA	Meyrin	Switzerland	CHF	420,000		Eni Suisse SA	20.00				Co.
	(Switzerland)					Third parties	80.00
St. Bernard Renewables Llc (†)	Wilmington	USA	USD	0	(a)	ESM US Inc.	50.00				Eq.
	(USA)					Third parties	50.00
Supermetanol CA (†)	Jose Puerto	Venezuela	VED	0		Ecofuel SpA	34.51		50.00	(c)	J.O.
	La Cruz					Supermetanol CA	30.07
	(Venezuela)					Third parties	35.42
TBG Tanklager Betriebsgesellschaft	Salzburg	Austria	EUR	43,603.70		Eni Marketing A. GmbH	50.00				Eq.
GmbH (†)	(Austria)					Third parties	50.00
Weat Electronic Datenservice GmbH	Düsseldorf	Germany	EUR	409,034		Eni Deutsch. GmbH	20.00				Eq.
	(Germany)					Third parties	80.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.
(a) Shares without nominal value.
(b) Controlling interest:	Eni Sust. Mobility SpA			25.00
	Third parties			75.00
(c) Equity ratio equal to the Eni's working interest.

124	ENI INTERIM CONSOLIDATED REPORT 2023

Chemicals

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Brindisi Servizi Generali Scarl	Brindisi	Italy	EUR	1,549,060	Versalis SpA	49.00		Eq.
					Eni Rewind SpA	20.20
					EniPower SpA	8.90
					Third parties	21.90
IFM Ferrara ScpA	Ferrara	Italy	EUR	5,304,464	Versalis SpA	19.61		Eq.
					Eni Rewind SpA	11.51
					S.E.F. Srl	10.63
					Third parties	58.25
Matrìca SpA (†)	Porto Torres (SS)	Italy	EUR	37,500,000	Versalis SpA	50.00		Eq.
					Third parties	50.00
Novamont SpA	Novara	Italy	EUR	20,000,000	Versalis SpA	36.00		Eq.
					Third parties	64.00
Priolo Servizi ScpA	Melilli (SR)	Italy	EUR	28,100,000	Versalis SpA	37.22		Eq.
					Eni Rewind SpA	5.65
					Third parties	57.13
Ravenna Servizi Industriali ScpA	Ravenna	Italy	EUR	5,597,400	Versalis SpA	42.13		Eq.
					EniPower SpA	30.37
					Ecofuel SpA	1.85
					Third parties	25.65
Servizi Porto Marghera Scarl	Venezia	Italy	EUR	8,695,718	Versalis SpA	48.44		Eq.
	Marghera (VE)				Eni Rewind SpA	38.39
					Third parties	13.17
OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Lotte Versalis Elastomers Co Ltd (†)	Yeosu	South Korea	KRW	601,800,000,000	Versalis SpA	50.00		Eq.
	(South Korea)				Third parties	50.00
Versalis Chem-invest Llp (†)	Uralsk City	Kazakhstan	KZT	64,194,000	Versalis International SA	49.00		Eq.
	(Kazakhstan)				Third parties	51.00
VPM Oilfield Specialty Chemicals Llc (†)	Abu Dhabi	United Arab	AED	1,000,000	Versalis International SA	49.00		Eq.
	(United Arab	Emirates			Third parties	51.00
	Emirates)

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	125

PLENITUDE & POWER

Plenitude

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Atis Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Bettercity SpA	Bergamo	Italy	EUR	4,050,000	Eni Plenitude SpA SB	50.00		Eq.
					Third parties	50.00
Evogy Srl Società Benefit	Seriate (BG)	Italy	EUR	11,785.71	Evolvere Venture SpA	45.45		Eq.
					Third parties	54.55
GreenIT SpA(†)	San Donato	Italy	EUR	50,000	Eni Plenitude SpA SB	51.00		Eq.
	Milanese (MI)				Third parties	49.00
Hergo Renewables SpA (†)	Milan	Italy	EUR	50,000	Eni Plenitude SpA SB	65.00		Eq.
					Third parties	35.00
Krimisa Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Messapia Floating Wind Srl (†)	Milan	Italy	EUR	10,000	Eni New Energy SpA	70.00		Eq.
					Third parties	30.00
Renewable Dispatching Srl	Milan	Italy	EUR	200,000	Evolvere Venture SpA	40.00		Eq.
					Third parties	60.00
Siel Agrisolare Srl (†)	Cesena	Italy	EUR	10,000	Eni Plen. S&M Italia Srl	51.00		Eq.
	(FC)				Third parties	49.00
Tate Srl	Bologna	Italy	EUR	408,509.29	Evolvere Venture SpA	36.00		Eq.
					Third parties	64.00

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Bluebell Solar Class A Holdings II Llc	Wilmington	USA	USD	82,351,634	Eni New Energy US Inc	99.00		Eq.
	(USA)				Third parties	1.00
Clarensac Solar SAS	Meyreuil	France	EUR	25,000	Eni Plen. Op. Fr. SAS	40.00		Eq.
	(France)				Third parties	60.00
Enera Conseil SAS (†)	Clichy	France	EUR	9,690	Eni G&P France SA	51.00		Eq.
	(France)				Third parties	49.00
EnerOcean SL (†)	Malaga	Spain	EUR	444,773	Eni Plenitude SpA SB	30.90		Eq.
	(Spain)				Third parties	69.10
Novis Renewables Holdings Llc	Wilmington	USA	USD	100	Eni New Energy US Inc	49.00		Eq.
	(USA)				Third parties	51.00
Novis Renewables Llc (†)	Wilmington	USA	USD	100	Eni New Energy US Inc	50.00		Eq.
	(USA)				Third parties	50.00
POW - Polish Offshore	Warsaw	Poland	PLN	5,000	Eni Energy Solutions BV	95.00		Eq.
Wind-Co Sp zoo (†)	(Poland)				Third parties	5.00
Vårgrønn AS (†)	Stavanger	Norway	NOK	600,000	Eni Energy Solutions BV	65.00		Eq.
	(Norway)				Third parties	35.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

126	ENI INTERIM CONSOLIDATED REPORT 2023

Power

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
Società EniPower Ferrara Srl (†)	San Donato	Italy	EUR	140,000,000	EniPower SpA	51.00	26.01	J.O.
	Milanese (MI)				Third parties	49.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	127

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Consorzio per l'attuazione del Progetto	Frascati (RM)	Italy	EUR	1,000,000	Eni SpA	25.00			Co.
Divertor Tokamak Test DTT Scarl (†)					Third parties	75.00
Energy Dome SpA (b)	Milan	Italy	EUR	182,830.21	Eni Next Llc				Eq.
					Third parties
Saipem SpA (#) (†)	Milan	Italy	EUR	501,669,790.83	Eni SpA	31.19	(a)		Eq.
					Saipem SpA	0.02
					Third parties	68.79

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership		% Equity ratio	Consolidation or valutation method (*)
Avanti Battery Company (b)	Natick	USA	USD	683	Eni Next Llc				Eq.
	(USA)				Third parties
Commonwealth Fusion Systems Llc (b)	Wilmington	USA	USD	904,64	Eni Next Llc				Eq.
					CFS
	(USA)				Third parties
Cool Planet Technologies Ltd (b)	London	United	GBP	1,000	Eni Next Llc				Eq.
	(United Kingdom)	Kingdom			Third parties
CZero Inc (b)	Wilmington	USA	USD	334	Eni Next Llc				Eq.
	(USA)				Third parties
Form Energy Inc (b)	Somerville	USA	USD	1,129	Eni Next Llc				Eq.
	(USA)				Third parties
M2X Energy Inc (b)	Wilmington	USA	USD	99	Eni Next Llc				Eq.
	(USA)				Third parties
sHYp BV PBC (b)	Wilmington	USA	USD	86	Eni Next Llc				Eq.
	(USA)				Third parties
Tecninco Engineering Contractors Llp (†)	Aksai	Kazakhstan	KZT	29,478,455	EniProgetti SpA	49.00			Eq.
	(Kazakhstan)				Third parties	51.00
Thiozen Inc (b)	Wilmington	USA	USD	351	Eni Next Llc				Eq.
	(USA)				Third parties

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of Italy or of other EU countries.
(†) Jointly controlled entity.
(a) Controlling interest:	Eni SpA			31.20
	Third parties			68.80
(b) The information relating to share capital refers to ordinary shares.

128	ENI INTERIM CONSOLIDATED REPORT 2023

Other activities

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	% Equity ratio	Consolidation or valutation method (*)
HEA SpA (†)	Bologna	Italy	EUR	50,000	Eni Rewind SpA	50.00		Co.
					Third parties	50.00
LabAnalysis Environmental Science Srl (†)	San Giovanni	Italy	EUR	100,000	Eni Rewind SpA	30.00		Eq.
	Teatino (CH)				Third parties	70.00
Progetto Nuraghe Scarl	Porto Torres (SS)	Italy	EUR	10,000	Eni Rewind SpA	48.55		Eq.
					Third parties	51.45

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(†) Jointly controlled entity.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	129

OTHER SIGNIFICANT INVESTMENTS

EXPLORATION & PRODUCTION

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
BF SpA (#)	Jolanda di Savoia	Italy	EUR	187,059,565		Eni Natural Energies SpA	5.32	F.V.
	(FE)					Third parties	94.68
Consorzio Universitario in Ingegneria	Pisa	Italy	EUR	138,000		Eni SpA	16.67	F.V.
per la Qualità e l’Innovazione						Third parties	83.33

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
Administradora del Golfo	Caracas	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
de Paria Este SA	(Venezuela)					Third parties	80.50
Brass LNG Ltd	Lagos	Nigeria	USD	1,000,000		Eni Int. NA NV Sàrl	20.48	F.V.
	(Nigeria)					Third parties	79.52
Darwin LNG Pty Ltd	West Perth	Australia	AUD	187,569,921.42		Eni G&P LNG Aus. BV	10.99	F.V.
	(Australia)					Third parties	89.01
New Liberty Residential Urban	West Trenton	USA	USD	0	(a)	Eni Oil & Gas Inc	17.50	F.V.
Renewal Company Llc	(USA)					Third parties	82.50
(former New Liberty Residential Co Llc)
Nigeria LNG Ltd	Port Harcourt	Nigeria	USD	1,138,207,000		Eni Int. NA NV Sàrl	10.40	F.V.
	(Nigeria)					Third parties	89.60
North Caspian Operating Company NV	The Hauge	Kazakhstan	EUR	128,520		Agip Caspian Sea BV	16.81	F.V.
	(Netherlands)					Third parties	83.19
Petrolera Güiria SA	Caracas	Venezuela	VED	0		Eni Venezuela BV	19.50	F.V.
	(Venezuela)					Third parties	80.50
Torsina Oil Co	Cairo	Egypt	EGP	20,000		Ieoc Production BV	12.50	F.V.
	(Egypt)					Third parties	87.50

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of Italy or of other EU countries.
(a) Shares without nominal value.

130	ENI INTERIM CONSOLIDATED REPORT 2023

GLOBAL GAS & LNG PORTFOLIO

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Norsea Gas GmbH	Friedeburg-Etzel	Germany	EUR	1,533,875.64	Eni International BV	13.04	F.V.
	(Germany)				Third parties	86.96

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	131

SUSTAINABLE MOBILITY, REFINING AND CHEMICALS

Sustainable Mobility and Refining

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital		Shareholders	% Ownership	Consolidation or valutation method (*)
BFS Berlin Fuelling Services GbR	Berlin	Germany	EUR	89,199		Eni Deutsch. GmbH	12.50	F.V.
	(Germany)					Third parties	87.50
Compañía de Economia Mixta	Cuenca	Ecuador	USD	6,863,493		Eni Ecuador SA	13.38	F.V.
“Austrogas”	(Ecuador)					Third parties	86.62
Dépôt Pétrolier de la Côte d’Azur SAS	Nanterre	France	EUR	207,500		Eni France Sàrl	18.00	F.V.
	(France)					Third parties	82.00
Dépôts Pétroliers de Fos SA	Fos-Sur-Mer	France	EUR	3,954,196.40		Eni France Sàrl	16.81	F.V.
	(France)					Third parties	83.19
Gestión de Envases Comerciales e	Madrid	Spain	EUR	3,000		Eni Iberia SLU	16.40	F.V.
Industriales SL	(Spain)					Third parties	83.60
Joint Inspection Group Ltd	Cambourne	United	GBP	0	(a)	Eni Sust. Mobility SpA	12.50	F.V.
	(United Kingdom)	Kingdom				Third parties	87.50
Saudi European Petrochemical Co	Al Jubail	Saudi Arabia	SAR	1,200,000,000		Ecofuel SpA	10.00	F.V.
"IBN ZAHR"	(Saudi Arabia)					Third parties	90.00
S.I.P.G. Société Immobilière Pétrolière	Tremblay-en-	France	EUR	40,000		Eni France Sàrl	12.50	F.V.
de Gestion Snc	France					Third parties	87.50
	(France)
Sistema Integrado de Gestion	Madrid	Spain	EUR	175,713		Eni Iberia SLU	15.45	F.V.
de Aceites Usados	(Spain)					Third parties	84.55
Tanklager - Gesellschaft Tegel	Hamburg	Germany	EUR	4,953		Eni Deutsch. GmbH	12.50	F.V.
(TGT) GbR	(Germany)					Third parties	87.50
TAR - Tankanlage Ruemlang AG	Ruemlang	Switzerland	CHF	3,259,500		Eni Suisse SA	16.27	F.V.
	(Switzerland)					Third parties	83.73
Tema Lube Oil Co Ltd	Accra	Ghana	GHS	258,309		Eni International BV	12.00	F.V.
	(Ghana)					Third parties	88.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(a) Shares without nominal value.

132	ENI INTERIM CONSOLIDATED REPORT 2023

CORPORATE AND OTHER ACTIVITIES

Corporate and financial companies

OUTSIDE ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
New Energy One Acquisition	London	United	GBP	56,220.61	Eni International BV	5.01	F.V.
Corporation Plc (#)	(United Kingdom)	Kingdom			Third parties	94.99

Other activities

IN ITALY
Company name	Registered office	Country of operation	Currency	Share Capital	Shareholders	% Ownership	Consolidation or valutation method (*)
Ottana Sviluppo ScpA	Nuoro	Italy	EUR	516,000	Eni Rewind SpA	30.00	F.V.
(in bankruptcy)					Third parties	70.00

(*) F.C. = full consolidation, J.O. = joint operation, Eq. = equity-accounted, Co. = valued at cost, F.V. = valued at fair value.
(#) Company with shares quoted on regulated market of extra-EU countries.

INTERIM CONSOLIDATED REPORT	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	ANNEX	133

Changes in the scope of consolidation for the first half 2023

Fully consolidated subsidiaries

COMPANIES INCLUDED (No. 17)

BT Kellam Solar Llc	Austin	Plenitude	Acquisition
Eni CCUS Holding Ltd	London	Exploration & Production	Constitution
Eni GoM Llc	Dover	Exploration & Production	Constitution
Eni In Amenas Ltd	Aberdeen	Exploration & Production	Acquisition
Eni In Salah Ltd	Nassau	Exploration & Production	Acquisition
Eni IS Exploration Ltd	London	Exploration & Production	Acquisition
Eni Peri Mahakam Ltd	London	Exploration & Production	Constitution
Eni Sustainable Mobility US Inc	Dover	Sustainable Mobility and Refining	Constitution
EniBioCh4in Flaibano Srl Società Agricola	San Donato Milanese (MI)	Sustainable Mobility and Refining	Acquisition
HLS Bonete PV SLU	Madrid	Plenitude	Acquisition
HLS Bonete Topco SLU	Madrid	Plenitude	Acquisition
Kellam Solar Class B Llc	Dover	Plenitude	Acquisition
Kellam Tax Equity Partnership Llc	Dover	Plenitude	Acquisition
Maristella Directorship SLU	Madrid	Plenitude	Acquisition
Versalis Pacific (India) Private Ltd	Mumbai	Chemicals	Relevancy
Wind Grower SLU	Ourense	Plenitude	Acquisition
Wind Hero SLU	Ourense	Plenitude	Acquisition

134	ENI INTERIM CONSOLIDATED REPORT 2023

COMPANIES EXCLUDED (No. 19)

CEF 3 Wind Energy SpA	Milan	Plenitude	Fusion
CGDB Enrico Srl	San Donato Milanese (MI)	Plenitude	Fusion
CGDB Laerte Srl	San Donato Milanese (MI)	Plenitude	Fusion
Eni Corridor Srl	San Donato Milanese (MI)	Global Gas & LNG Portfolio	Sale of the control
Eni Ireland BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Montenegro BV	Amsterdam	Exploration & Production	Irrelevancy
Eni Myanmar BV	Amsterdam	Exploration & Production	Irrelevancy
EniBioCh4in Società Agricola Il Bue Srl	San Donato Milanese (MI)	Sustainable Mobility and Refining	Sale
Finpower Wind Srl	Milan	Plenitude	Fusion
Finproject Brasil Industria De Solados Eireli	Franca	Chemicals	Irrelevancy
Finproject Viet Nam Company Limited	Hai Phong	Chemicals	Irrelevancy
Padanaplast America Llc	Wilmington	Chemicals	Irrelevancy
Padanaplast Deutschland GmbH	Hannover	Chemicals	Irrelevancy
Società Energie Rinnovabili 1 SpA	Rome	Plenitude	Fusion
Società Energie Rinnovabili SpA	Palermo	Plenitude	Fusion
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunis	Global Gas & LNG Portfolio	Sale of the control
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunis	Global Gas & LNG Portfolio	Sale of the control
Trans Tunisian Pipeline Co SpA	San Donato Milanese (MI)	Global Gas & LNG Portfolio	Sale of the control
Wind Park Laterza Srl	San Donato Milanese (MI)	Plenitude	Fusion

Consolidated joint operations

COMPANIES EXCLUDED (No. 1)

Transmediterranean Pipeline Co Ltd	St. Helier	Global Gas & LNG Portfolio	Sale of the control

Eni SpA

Headquarters

Piazzale Enrico Mattei,1 - Rome - Italy

Capital Stock as of June 30, 2023 :€ 4,005,358,876.00 fully paid

Tax identification number 00484960588

Branches

Via Emilia, 1 - San Donato Milanese (Milan) - Italy

Piazza Ezio Vanoni, 1 - San Donato Milanese (Milan) - Italy

Contacts

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